UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA

In re:	Chapter 11
BLUE EARTH, INC., *et al.*,[1]	Case No. 16-30296-DM
Debtors.	(Jointly Administered)

JOINT PLAN OF REORGANIZATION OF THE DEBTORS PROPOSED BY THE DEBTORS AND JACKSON INVESTMENT GROUP, LLC, JULY 20, 2016

Jeffrey N. Pomerantz (CA Bar No. 143717)
Debra I. Grassgreen (CA Bar No. 169978)
John W. Lucas (CA Bar No. 271038)
Malhar S. Pagay (CA Bar No. 189289)
Pachulski Stang Ziehl & Jones LLP
150 California Street, 15th Floor
San Francisco, California 94111-4500
Telephone: 415.263.7000
Facsimile: 415.263.7010
Email: jpomerantz@pszjlaw.com
dgrassgreen@pszjlaw.com
jlucas@pszjlaw.com
mpagay@pszjlaw.com

Attorneys for the Debtors

Maureen A. Sheehy (State Bar No. 129859)
Tali L. Alban (State Bar No. 233964)
Kilpatrick Townsend & Stockton LLP
Two Embarcadero Center, 8th Floor
San Francisco, California 94111
Telephone: (415) 576-0200
Facsimile: (415) 576-0300
Email: tlalban@kilpatricktownsend.com
msheehy@kilpatricktownsend.com

Todd C. Meyers (Admitted *pro hac vice*)
Paul M. Rosenblatt (Admitted *pro hac vice*)
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309-4530
Telephone: (404) 815-6500
Facsimile: (404) 815-6555
E-mail:tmeyers@kilpatricktownsend.com
prosenblatt@kilpatricktownsend.com

Attorneys for Jackson Investment Group, LLC

Dated: July 20, 2016

[1] The Debtors are the following entities (the last four digits of their respective taxpayer identification numbers follow in parentheses): Blue Earth, Inc. (1496) and Blue Earth Tech, Inc. (0269).

TABLE OF CONTENTS

Page(s)

I. DEFINED TERMS, RULES OF INTERPRETATION AND COMPUTATION OF TIME 2
- A. Defined Terms 2
- B. Rules of Interpretation and Computation of Time 19

II. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS 21
- A. Unclassified Claims 21
- B. Classification of Claims and Interests 24
- C. Treatment of Claims 27
- D. Reservation of Rights Regarding Claims 32
- E. Postpetition Interest on Claims 32
- F. Insurance 32

III. MEANS OF IMPLEMENTATION 32
- A. Conversion of Blue Earth and Issuance of Reorganized Blue Earth Equity Interests 32
- B. Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors 34
- C. Restructuring Transactions 34
- D. Exit Contingent Note 36
- E. Sources of Cash for Plan Distributions 36
- F. Corporate Governance, Directors and Officers, Employment- Related Agreements and Compensation Programs; Other Agreements 38
- G. Litigation Trust 40
- H. Preservation of Causes of Action; Compromise and Settlement of Disputes 44
- I. Cancellation and Surrender of Instruments, Securities and Other Documentation 46
- J. Release of Liens 46
- K. Effectuating Documents; Further Transactions 47

IV. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES 47
- A. Assumption and Rejection of Executory Contracts and Unexpired Leases 47
- B. Cure of Defaults for Assumed Executory Contracts and Unexpired Leases 48
- C. Claims Based on Rejection of Executory Contracts and Unexpired Leases 49
- D. Contracts and Leases Entered Into After the Petition Date 50
- E. Reservation of Rights 50
- F. Pre-Existing Obligations to the Debtors Under Executory Contracts and Unexpired Leases 50
- G. Certain Compensation and Benefit Programs 51

V. PROVISIONS GOVERNING DISTRIBUTIONS 52
- A. Distributions for Allowed Claims as of the Effective Date 52
- B. Disbursing Agent 52

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

C. Delivery of Distributions and Undeliverable Distributions to Holders of Claims 53
D. Distribution Record Date 54
E. Minimum Distributions and Fractional Interests 55
F. Compliance with Tax Requirements 55
G. Manner of Payment Under the Plan. 56
H. Time Bar to Cash Payments. 56
I. Setoffs 57
J. Allocation Between Principal and Accrued Interest 57
K. Distributions to Holders of Disputed Claims 57
L. Distributions to Holders of Allowed General Unsecured Claims 58
VI. DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS 58
A. Allowance of Claims 58
B. Prosecution of Objections to Claims or Treatment of Claims in Plan 59
C. Estimation of Claims 60
VII. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN 60
A. Conditions to Confirmation 60
B. Conditions to the Effective Date 61
C. Waiver of Conditions to Confirmation or the Effective Date 62
D. Effect of Nonoccurrence of Conditions to the Effective Date 62
VIII. NON-CONSENSUAL CONFIRMATION 62
IX. EFFECT OF CONFIRMATION 63
A. Dissolution of Official Committee 63
B. Discharge of Claims and Interests 63
C. Injunctions 63
D. Exculpation 64
E. Releases 65
F. Votes Solicited in Good Faith 66
G. Term of Injunctions or Stays 67
X. RETENTION OF JURISDICTION 67
XI. MISCELLANEOUS PROVISIONS 70
A. Modification of the Plan 70
B. Revocation of the Plan 70
C. Conversion or Dismissal of Certain of the Chapter 11 Cases 71
D. Statutory Fees 71
E. Inconsistency 71
F. Exhibits / Schedules 71
G. Section 1145 Exemption 71

H. Exemption from Transfer Taxes 71
I. Request for Expedited Determination of Taxes 72
J. Severability 72
K. Governing Law 72
L. No Admissions 73
M. Successors and Assigns 73
N. Service of Documents 73

TABLE OF EXHIBITS

Exhibit A – Articles of Incorporation for Reorganized Blue Earth

Exhibit B – List of Assumed Executory Contracts and Unexpired Leases

Exhibit C – Principal Exit Contingent Note Documents

Exhibit D – Litigation Trust Agreement

Exhibit E – List of officers for Reorganized Blue Earth

Exhibit F – Cagan Release Agreement

INTRODUCTION

Blue Earth, Inc. and Blue Earth Tech, Inc. as debtors and debtors in possession, along with Jackson Investment Group, LLC, propose this joint plan of reorganization, dated June 13, 2016, for the resolution of Claims against each of the Debtors and Interests in each of the Debtors pursuant to chapter 11 of the Bankruptcy Code. The Debtors and JIG are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

The Creditors' Committee fully supports and endorses the Plan and believes that the Plan is fair and provides the unsecured creditors with the best possible recovery under the circumstances of these cases, and strongly recommends that all unsecured creditors vote to accept the Plan.[2]

Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of the Debtors' assets, liabilities, history, business, and results of operations, historical financial information, and projections of future operations and for a summary of the Plan and the distributions to be made thereunder.

Other agreements and documents supplementing the Plan are appended as Exhibits hereto and have been or will be filed with the Bankruptcy Court. These supplemental agreements and documents are referenced in the Plan and the Disclosure Statement and will be available for review.

ALL CREDITORS ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THE DISCLOSURE STATEMENT IN ITS ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. SUBJECT TO CERTAIN RESTRICTIONS AND REQUIREMENTS SET FORTH IN SECTION 1127 OF THE BANKRUPTCY CODE, IN BANKRUPTCY RULE 3019 AND IN THE PLAN, THE PLAN PROPONENTS RESERVE THE RIGHT TO ALTER, AMEND, MODIFY, REVOKE OR WITHDRAW THE PLAN PRIOR TO ITS SUBSTANTIAL CONSUMMATION.

[2] The Creditors' Committee's support of the Plan is subject to their approval of the documents contained in the Plan Supplement, which shall be consistent with the terms of the Plan. Any amendments to the Plan prior to the occurrence of the Effective Date are subject to the consent of the Creditors' Committee, which consent shall not be unreasonably withheld.

I.

DEFINED TERMS, RULES OF INTERPRETATION AND COMPUTATION OF TIME

A. Defined Terms

Capitalized terms used in the Plan and not otherwise defined shall have the meanings set forth below. Any term that is not defined in the Plan, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1. **"Administrative Claim"** means a Claim against a Debtor or its Estate for costs or expenses of administration of Estates pursuant to sections 364(b) or (c)(1), 503(b), 503(c), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors, (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a) or 331 of the Bankruptcy Code, including Fee Claims; and (c) DIP Claims.

2. **"Administrative Claims Bar Date"** means the date that is thirty (30) days after the Effective Date.

3. **"Administrative Claims Objection Deadline"** means the date that is the later of (a) ninety (90) days after the Effective Date or (b) thirty (30) days after the Administrative Claim is filed with the Bankruptcy Court or such other date that is extended by the Bankruptcy Court pursuant to the terms of the Plan.

4. **"Affiliate"** has the meaning set forth in section 101(2) of the Bankruptcy Code.

5. **"Allowed"** means with respect to Claims: (a) any Claim (i) for which a Proof of Claim has been timely filed on or before the applicable Claims Bar Date (or for a Proof of Claim that by the Bankruptcy Code or Final Order is not or shall not be required to be Filed) or (ii) that is listed in the Schedules as of the Effective Date as not disputed, not contingent and not unliquidated, and for which no Proof of Claim has been timely filed; provided that, in each case, any such Claim shall be considered Allowed unless and until an objection to the allowance thereof has been

Pachulski Stang Ziehl & Jones LLP
Attorneys At Law
San Francisco, California

interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or, if such an objection has been interposed, the Claim has been thereafter Allowed by a Final Order; or (b) any Claim Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court. Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered "Allowed Claims" hereunder.

6. **"Avoidance Actions"** means any and all avoidance, recovery, subordination or other actions or remedies that may be brought on behalf of the Debtors or the Estates under the Bankruptcy Code or applicable non-bankruptcy law, including, without limitation, actions or remedies under sections 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, 553(b) and 724(a) of the Bankruptcy Code and other similar state law claims and causes of action.

7. **"Ballot"** means the applicable form or forms of ballot(s) distributed to Holders of Claims entitled to vote on the Plan and on which the acceptance or rejection of the Plan is to be indicated.

8. **"Bankruptcy Code"** means title 11 of the United States Code, as now in effect or hereafter amended, as applicable to these Chapter 11 Cases.

9. **"Bankruptcy Court"** means the United States District Court having jurisdiction over the Chapter 11 Cases and, to the extent of any reference made pursuant to 28 U.S.C. § 157, the bankruptcy unit of such District Court.

10. **"Bankruptcy Rules"** means, collectively, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended

11. **"BE Tech"** means Blue Earth Tech, Inc., Debtor Blue Earth's wholly owned subsidiary.

12. **"BE Tech Equity Interests"** means the Interests of BE Tech held by Debtor Blue Earth.

13. **"Blue Earth"** means Blue Earth, Inc.

14. **"Blue Earth Interests"** means any Interests in Blue Earth.

15. "**Book Report**" means a written analysis of the results of an investigation of claims and causes of action belonging to the Estates prepared by Romero Park P.S. and Bartko Zankel Bunzel & Miller, a Professional Corporation, for a fixed fee of $200,000 pursuant to an order of the Bankruptcy Court retaining such firms and an additional $50,000 for investigative services and expenses as set forth in such retention order.

16. "**Book Report Amount**" means an amount up to $250,000 to pay for the Book Report.

17. **"Book Report Supplemental Amount"** means the amount of $15,000 funded by JIG for the benefit of the Creditors' Committee's special counsels, Romero Park P.S. and Bartko Zankel Bunzel & Miller, a Professional Corporation.

18. **"Business Day"** means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

19. **"Cash"** means the lawful currency of the United States of America and equivalents thereof.

20. **"Cagan"** means Laird Q. Cagan.

21. **"Cagan Payment"** means the amount of $550,000 funded by JIG to and for the benefit of Cagan on account of Cagan's Other Secured Claim in Class 2A(ii).

22. **"Causes of Action"** means all claims and causes of action as described in detail in Section II.C.5 of the Disclosure Statement and incorporated herein by reference.

23. **"Chapter 11 Cases"** means the cases commenced under chapter 11 of the Bankruptcy Code by the Debtors in the Bankruptcy Court.

24. **"Claim"** means a claim, as such term is defined in section 101(5) of the Bankruptcy Code, against a Debtor.

25. **"Claims Bar Date"** means, as applicable, (a) May 23, 2016 for prepetition Claims against the Debtors, (b) September 17, 2016 for prepetition claims against the Debtors asserted by governmental units, and (c) any other date or dates established by an Order of the Bankruptcy Court by which Proofs of Claim must be filed.

26. "Claims Objection Deadline" means the later of (a) sixty (60) days after the Effective Date or (b) thirty (30) days after the Claim is filed with the Bankruptcy Court, or such other date that is extended by the Bankruptcy Court pursuant to the terms of the Plan; provided, however, the Claim Objection Deadline shall not extend more than 180 days after the Effective Date unless a Claim is filed after such Date in which case the objection deadline shall be 30 days after the claim is filed.

27. "Class" means a class of Claims or Interests, as described in Section II.

28. "Confirmation" means the entry of the Confirmation Order on the docket of the Bankruptcy Court.

29. "Confirmation Date" means the date on which the Bankruptcy Court enters the Confirmation Order on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

30. "Confirmation Hearing" means the hearing held by the Bankruptcy Court to consider Confirmation of the Plan, as such hearing may be continued from time to time.

31. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

32. "Creditors' Committee" means the official committee of unsecured creditors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

33. "Debtors" means, collectively, Blue Earth and Blue Earth Tech, Inc.

34. "DIP Claim" means a Claim of the DIP Lender arising under the DIP Term Sheet or any of the DIP Orders, including Claims for payment of DIP Expenses. The DIP Claim shall be an Allowed Claim in an amount determined by the Bankruptcy Court in connection with Confirmation. As of the date of this Plan, the DIP Claim is estimated to be approximately $3 million based upon the Debtors' borrowing capacity under the Final DIP Order. (The Debtors may seek authority from the Bankruptcy Court to increase the borrowing capacity under the DIP Term Sheet up to an additional $1.5 million, which if approved would result in an aggregate DIP Claim of approximately $4.5 million.)

35. "DIP Term Sheet" means that certain DIP Term Sheet attached as **Exhibit A** to the Final DIP Order (as the same may have been subsequently modified, amended, supplemented

or otherwise revised from time to time, and together with all instruments, documents and agreements related thereto) by among Blue Earth and Blue Earth Tech, Inc. (as borrowers) and the DIP Lender.

36. **"DIP Expenses"** means all reasonable fees and expenses of the DIP Lender and the advisors of the DIP Lender in connection with the negotiation, formulation, preparation, execution, delivery, implementation and consummation of the Plan, in each case, as provided in the DIP Orders.

37. **"DIP Lender"** means Jackson Investment Group, LLC.

38. **"DIP Orders"** means, collectively, the Interim DIP Order and the Final DIP Order, and any subsequent order authorizing an amendment, modification or extension thereof.

39. **"Disbursing Agent"** means, with respect to distributions made (i) under the Plan, Reorganized Blue Earth or a Third Party Disbursing Agent, and (ii) from the Litigation Trust or from the Litigation Trust Assets in accordance with the Litigation Trust Agreement and the Plan, the Litigation Trustee or the Third Party Disbursing Agent.

40. **"Disclosure Statement"** means the Disclosure Statement for the Joint Plan of Reorganization of the Debtors and Debtors in Possession, dated June 13, 2016 (including all exhibits and schedules thereto or referenced therein), that has been prepared and distributed by the Plan Proponents, pursuant to section 1125(b) of the Bankruptcy Code, as the same may be amended, modified or supplemented.

41. **"Disclosure Statement Order"** means an order entered by the Bankruptcy Court, approving, among other things, the Disclosure Statement as containing adequate information pursuant to section 1125 of the Bankruptcy Code and authorizing solicitation of the Plan.

42. **"Disputed Claim"** means any portion of a Claim (a) that is neither an Allowed Claim nor a disallowed Claim, (b) that is listed as disputed, contingent or unliquidated on the Schedules or that is otherwise subject to an objection or (c) for which a Proof of Claim has been timely filed with the Bankruptcy Court or a written request for payment has been made, to the extent the Debtors have, or any party in interest entitled to do so has, interposed a timely objection or request for estimation, which objection or request for estimation has not been withdrawn or determined by a Final Order.

43. **"Distribution Date"** means the Initial Distribution Date or the applicable Periodic Distribution Date.

44. **"Distribution Record Date"** means the date for determining which Holders of Allowed Claims or Interests are eligible to receive distributions hereunder, which, unless otherwise specified, shall be the Confirmation Date or such other date as designated in a Final Order of the Bankruptcy Court.

45. **"Document Website"** means the internet site at http://www.kccllc.net/blueearth at which all of the exhibits and schedules to the Plan and the Disclosure Statement will be available to any party in interest and the public, free of charge

46. **"D&O Claims"** means all Claims filed against either Debtor seeking indemnification, contribution, reimbursement or subrogation by the Debtors' current or former directors and officers.

47. **"D&O Insurers"** means Liberty Insurance Underwriters, Inc., ("Liberty"), American International Group, Inc. ("AIG"), and XL Specialty Insurance Company ("XL Insurance").

48. **"D&O Policies"** means directors' and officers' liability coverage as provided to the Debtors by the D&O Insurers, including Liberty No. DONYAAB707004; Liberty No. DONYAAB707005; AIG No. 01-546-70-19; AIG No. 01-302-00-84; XL Insurance No. ELU13191933-13 and XL Insurance No. ELU138927-15.

49. **"Effective Date"** means a Business Day selected by the Plan Proponents no later than August 15, 2016, unless extended pursuant to the terms of this Plan, as soon as reasonably practicable after the Confirmation Date on which all conditions to the Effective Date of the Plan shall have been satisfied or waived in accordance with the Plan, and if a stay of the Confirmation Order is in effect, such stay shall have expired, dissolved, or been lifted.

50. **"Entity"** means an individual, firm, corporation, partnership, limited liability company, association, joint stock company, joint venture, estate, trust, unincorporated organization or government or any political subdivision thereof, or other person or entity.

51. **"Estate"** means, as to each Debtor, the estate created for such Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

52. **"Exculpated Parties"** means, collectively and individually, with respect to their actions after the Petition Date through the Effective Date only, (i) the Debtors, (ii) the Creditors' Committee, (iii) the members of the Creditors' Committee solely in their capacity as members of such committee, (iv) the Prepetition Secured Lender, (v) the DIP Lender, (vi) the Reorganized Debtors, and (vii) the Representatives of each of the parties enumerated in the preceding clauses (i), (ii), (iii), (iv), (v) and (vi) (solely in their capacities as such). For the avoidance of doubt, a Representative shall only be an Exculpated Party with respect to the Entities listed in clauses (i), (ii), (iii), (iv), (v) and (vi) above and not with respect to any other Entity.

53. **"Executory Contract"** or **"Unexpired Lease"** means a contract or lease to which a Debtor is a party that is subject to assumption, assumption and assignment or rejection under section 365 of the Bankruptcy Code, including any modifications, amendments, addenda or supplements thereto or restatements thereof.

54. **"Exhibit"** means an exhibit attached to the Plan or included in the Plan Supplement.

55. **"Exit Contingent Note"** means the assumption of $8 million of debt, first from the Allowed DIP Claim in the amount that is not converted into Reorganized Blue Equity Interests, second from the full amount of the Plan Funding Amount, and third from a portion of the Allowed Prepetition Note Secured Claim, bearing interest as set forth in the Exit Contingent Note Documents.

56. **"Exit Contingent Note Documents"** means, collectively, the definitive documents, statements and filings, and any amendments or other modifications thereto, that evidence the Exit Contingent Note, in form and substance acceptable to JIG, the principal documents of which are in **Exhibit C** included in the Plan Supplement.

57. **"Fee Claim"** means a Claim under sections 328, 330(a), 331, 503 or 1103 of the Bankruptcy Code for compensation of a Professional or other Entity for services rendered or expenses incurred in the Chapter 11 Cases.

58. "Fee Order" means any order establishing procedures for interim compensation and reimbursement of expenses of Professionals that may be entered by the Bankruptcy Court or an order approving a Fee Claim.

59. "FFWP Fees Above Budget" means the fees in excess of $300,000.00 plus costs Allowed pursuant to the order allowing the Fee Claim of Felderstein Fitzgerald Willoughby & Pascuzzi LLP, and such fess shall be paid pursuant to the terms of the Litigation Trust Agreement to the extent Allowed.

60. "File," "Filed" or **"Filing"** means file, filed or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

61. "Final DIP Order" means the final order of the Bankruptcy Court authorizing, among other things, the Debtors to enter into and obtain credit under the DIP Term Sheet, and granting certain rights, protections, and liens to and for the benefit of the DIP Lender dated April 29, 2016 [Docket No. 116].

62. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Cases or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari or move for a new trial, reargument or rehearing has expired, and no appeal or petition for certiorari or other proceedings for a new trial, reargument or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument or rehearing shall have been denied or resulted in no modification of such order; provided that the possibility that a motion under rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

63. "General Unsecured Claim" means any Claim that is not an Administrative Claim, Priority Claim, Prepetition Note Secured Claim, Priority Tax Claim, Other Secured Claim,

D&O Claim, Section 510 Claim, DIP Claim or Intercompany Claim, but includes any Claim that is a JIG Deficiency Claim.

64. **"Holder"** means an Entity holding a Claim or Interest, as the context requires.

65. **"Impaired"** means, when used in reference to a Claim or an Interest, a Claim or an Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

66. **"Initial Distribution Date"** means the Effective Date or the date occurring as soon as reasonably practicable after the Effective Date when distributions under the Plan shall commence, but no later than thirty (30) days after August 15, 2016, unless extended per the Plan. If an extension of the Effective Date is granted, the Initial Distribution Date shall be within fourteen (14) days of the new Effective Date.

67. **"Intercompany Claim"** means any Claim held by Blue Earth or BE Tech against the other, or Claim held by any of their direct or indirect subsidiaries against either Blue Earth or BE Tech.

68. **"Interest"** means the rights of the Holders of the common stock, membership interests, partnership interests or other equity interests issued by a Debtor and outstanding immediately prior to the Petition Date, and any options, warrants or other rights with respect thereto, or any other instruments evidencing an ownership interest in a Debtor and the rights of any Entity to purchase or demand the issuance of any of the foregoing, including: (a) redemption, conversion, exchange, voting, participation and dividend rights (including any rights in respect of accrued and unpaid dividends); (b) liquidation preferences; and (c) stock options and warrants.

69. **"Interest Rate"** means 4% per annum.

70. **"Interim DIP Order"** means the interim order of the Bankruptcy Court authorizing, among other things, the Debtors to enter into and obtain credit under the DIP Term Sheet, and granting certain rights, protections, and liens to and for the benefit of the DIP Lender dated March 24, 2016 [Docket No. 28].

71. **"JIG"** means Jackson Investment Group, LLC.

72. **"JIG Deficiency Claim"** means that portion of the Prepetition Note Secured Claim that is not converted into either the Reorganized Blue Earth Equity Interests or the Exit

Contingent Note. The JIG Deficiency Claim shall be an Allowed Claim in an amount determined by the Bankruptcy Court in connection with Confirmation. As of the date of this Plan, the JIG Deficiency Claim is $20 million (based upon an Exit Contingent Note in the amount of $8 million, Reorganized Blue Earth Equity Interests valued at $1 million, the JIG Prepetition Note Secured Claim in the amount of $23,282,326, and a DIP Claim in the amount of $4.5 million).

73. "JIG Allowed Claim Obligations" means all obligations under the Plan to fund payments on Allowed Claims, which shall be funded by JIG to the Reorganized Debtors as needed and distributed by the Reorganized Debtors when due pursuant to this Plan (e.g., 40% of Allowed General Unsecured Claims on the applicable Distribution Date, or such other Distribution Date as and when such Disputed Claim becomes an Allowed Claim, or when an Administrative Expense is Allowed by the Court). The JIG Allowed Claim Obligations shall be free of any right of setoff or like doctrine by JIG to the funding of such obligations, and shall be documented pursuant to Part VII(B)(6) below prior to the Effective Date.

74. "Liabilities" means any and all Claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, arising in law, equity or otherwise, that are based in whole or in part on any act, event, injury, omission, transaction or agreement.

75. "Litigation Trust" means the trust established pursuant to the Plan, among other things, to administer the Litigation Trust Assets pursuant to the Litigation Trust Agreement.

76. "Litigation Trust Agreement" means the trust agreement, to be dated as of or prior to the Effective Date, between the Debtors and the Litigation Trustee, governing the Litigation Trust, which shall be substantially in the form of **Exhibit E**.

77. "Litigation Trust Assets" means (a) the Trust Causes of Action and (b) the Litigation Trust Funds.

78. "Litigation Trust Beneficiaries" means the Holders of Allowed General Unsecured Claims who receive units in the Litigation Trust hereunder on account of Allowed General Unsecured Claims including the JIG Deficiency Claim.

79. **"Litigation Trust Board"** means the non-compensated board of the Litigation Trust consisting of two members, one appointed by JIG and one appointed by the Creditors' Committee.

80. **"Litigation Trust Expenses"** means any and all reasonable fees, costs and expenses incurred by the Litigation Trust or the Litigation Trustee (or any Third Party Disbursing Agent or any professional or other Entity retained by the Litigation Trustee) on or after the Effective Date in connection with any of their duties under the Plan and the Litigation Trust Agreement, including any administrative fees, attorneys' fees and expenses, insurance fees, taxes and escrow expenses.

81. **"Litigation Trust Funds"** means $150,000 provided by JIG for purposes of funding Litigation Trust Expenses.

82. **"Litigation Trustee"** means Bradley D. Sharp, Sr. Managing Director, Development Specialists, Inc., appointed by the Plan Proponents to act as trustee of the Litigation Trust in accordance with the terms of the Plan, the Confirmation Order, and the Litigation Trust Agreement, or any successor appointed in accordance with the terms of the Litigation Trust Agreement.

83. **"New Board"** means the initial board of directors of Reorganized Blue Earth, which shall initially be Richard L. Jackson.

84. **"New Articles of Incorporation"** means the new articles of incorporation for Reorganized Blue Earth, which shall be in form and substance acceptable to JIG and Filed with the Plan Supplement.

85. **"New Securities and Documents"** means the Reorganized Blue Earth Equity Interests, the New Articles of Incorporation, the Exit Contingent Note Documents and any and all other securities, notes, stock, instruments, certificates, and other documents or agreements required to be issued, executed or delivered pursuant to or in connection with the Plan and to be filed with the Plan Supplement.

86. **"Non-Debtor Affiliate"** means any direct or indirect subsidiary of Blue Earth that is not a Debtor.

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

87. "Notice and Claims Agent" means Kurtzman Carson Consultants LLC in its capacity as noticing, claims and solicitation agent for the Debtors.

88. "Notice of Assumed Executory Contracts or Unexpired Leases" means that notice served on counterparties to Executory Contracts or Unexpired Leases to be assumed by the Debtors pursuant to section IV of the Plan.

89. "October 2015 Hedge Fund Transaction" means that those certain stock sales and redemptions by Blue Earth to and from Intracoastal Capital, LLC, Keith Goodman, Anson Investment Master Fund, and any intermediaries.

90. "Other Secured Claim" means any Secured Claim, including a Secured Tax Claim, that is not a DIP Claim or a Prepetition Note Secured Claim.

91. "Periodic Distribution Date" means, unless otherwise ordered by the Bankruptcy Court, (a) the first Business Day that is 180 days after the Initial Distribution Date or (b) the first Business Day that is 180 days after the immediately preceding Periodic Distribution Date, as applicable, unless the Disbursing Agent determines, in its reasonable discretion, that there is insufficient funds to justify a further distribution at that time.

92. "Petition Date" means March 21, 2016.

93. "Plan" means this joint plan of reorganization, dated June 13, 2016, for the Debtors, and all Exhibits attached hereto or referenced herein, supplements, appendices, schedules, and the Plan Supplement, as the same may be amended, modified or supplemented.

94. "Plan Funding Amount" means the amount provided by JIG to fund the payment obligations under the Plan, including but not limited to the JIG Allowed Claim Obligations, which amount will be assumed into the Exit Contingent Note. The Plan Funding Amount also includes the continuing JIG Allowed Claim Obligations that will arise after the Effective Date (e.g. as Disputed Claims become Allowed Claims, or as Administrative Claims are as allowed by the Court, etc.).

95. "Plan Proponents" means the Debtors and JIG.

96. "Plan Supplement" means the compilation of documents and forms of documents as amended from time to time that constitute Exhibits to the Plan Filed with the

Bankruptcy Court no later than seven days before the earlier of the (a) Voting Deadline, and (b) deadline for objections to Confirmation of the Plan (or such later date as may be approved by the Bankruptcy Court), including, without limitation, the following: (i) the New Articles of Incorporation; (ii) the Litigation Trust Agreement; (iii) the list of Executory Contracts and Unexpired Leases to be assumed by the Debtors; (iv) the principal Exit Contingent Note Documents; (v) the list of the Trust Causes of Action; and (vi) the list of officers for Reorganized Blue Earth, each of which must be consistent with the terms of the Plan and in a form reasonably satisfactory to the Creditors' Committee.

97. **"Prepetition Secured Lender"** shall mean Jackson Investment Group, LLC.

98. **"Prepetition Note Secured Claim"** means any Secured Claim against any of the Debtors under or evidenced by the Prepetition Secured Notes. The Prepetition Note Secured Claim shall be Allowed in the amount of $23,282,326 or as determined by the Bankruptcy Court in connection with Confirmation.

99. **"Prepetition Secured Note Guarantors"** means the following subsidiaries of Blue Earth that guaranteed the obligations of the Prepetition Note Secured Claim: Blue Earth Generator, Inc., Blue Earth Finance, Inc., Blue Earth Management Services, Inc., Blue Earth Solar, Inc., Blue Earth Power Performance Solutions, Inc., Ecolegacy Gas & Power, LLC, Blue Earth Energy Power Solutions, LLC, Blue Earth Tech, Inc., Blue Earth CHP, Inc., Brooks Heat & Power LTD, E^2B Growth, Inc., EnSite Power, Inc.

100. **"Prepetition Secured Notes"** means, collectively, (i) the 15% Senior Secured Note due February 29, 2016 in the original principal amount of $10,600,000; (ii) the 9% Senior Secured Note due February 29, 2016 in the original principal amount of $7,154,639; (iii) the 9% Senior Secured Note due February 29, 2016 in the original principal amount of $250,000; (iv) the 9% Senior Secured Note due March 31, 2016 in the original principal amount of $100,000; (v) the 9% Senior Secured Note due May 18, 2016 in the original principal amount of $150,000; and (vi) the 9% Senior Secured Note due May 18, 2016 in the original principal amount of $569,581.55, each issued by Blue Earth in favor of the Prepetition Secured Lender.

101. "Priority Allocation" means the allocation of the Litigation Trust Assets as set forth in the paragraph immediately following subsection (iv) of Section III.G.1.a of the Plan.

102. "Priority Claim" means a Claim that is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code that is not an Administrative Claim, DIP Claim or Priority Tax Claim.

103. "Priority Distributions" means the priority of distributions from the Litigation Trust Assets as set forth in subsections (i)-(iii) of Section III.G.1.a of the Plan.

104. "Priority Tax Claim" means a Claim that is entitled to priority in payment pursuant to section 507(a)(8) of the Bankruptcy Code.

105. "Pro Rata" means when used with reference to a distribution of Litigation Trust Assets, proportionately so that with respect to a particular Allowed Claim in Class 4, the ratio of (w) the amount or value of Litigation Trust Assets distributed on account of such Claim to (x) the Allowed amount of such Claim is the same as the ratio of (y) amount or value of Litigation Trust Assets distributed on account of all Allowed Claims in Class 4 to (z) the amount of all Allowed Claims in Class 4, and when used with reference to the Supplemental Distribution Amount, proportionately so that with respect to a particular Allowed Claim in Class 4, the ratio of (w) the portion of the Supplemental Distribution Amount distributed on account of such Claim to (x) the Allowed amount of such Claim is the same as the ratio of (y) the Supplemental Distribution Amount distributed on account of all Allowed Claims in Class 4 to (z) the amount of all Allowed Claims in Class 4.

106. "Professional" means any professional employed in the Chapter 11 Cases pursuant to sections 327, 328, 363 or 1103 of the Bankruptcy Code or any professional or other Entity seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

107. "Proof of Claim" means a proof of claim filed with the Bankruptcy Court or the Notice and Claims Agent in connection with the Chapter 11 Cases.

108. "Reinstated" means, unless the Plan specifies a particular method pursuant to which a Claim or Interest shall be Reinstated, (a) leaving unaltered the legal, equitable and

contractual rights to which a Claim or Interest so as to render such Claim or Interest Unimpaired; or (b) notwithstanding any contractual provisions or applicable law that entitles the Holder of a Claim or Interest to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default, (i) curing any such default that occurred before or after the commencement of the applicable Chapter 11 Case, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code or of a kind that section 365(b)(2) of the Bankruptcy Code expressly does not require to be cured; (ii) reinstating the maturity of a Claim or Interest as such maturity existed before such default; (iii) compensating the Holder of a Claim or Interest for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law; (iv) if such Claim arises from any failure to perform a nonmonetary obligation, other than a default arising from failure to operate a nonresidential real property lease subject to section 365(b)(1)(A) of the Bankruptcy Code, compensating the Holder of such Claim for any actual pecuniary loss incurred by such Holder as a result of such failure; and (v) not otherwise altering the legal, equitable or contractual rights to which a Claim or Interest entitles the Holder of such Claim or Interest.

109. "Released Parties" means, collectively and individually, (i) G. Robert Powell, (ii) the DIP Lender, (iii) the Prepetition Secured Lender, and (iv) Representatives of each of the parties enumerated in the preceding clauses (ii) and (iii) (solely in their capacities as such). For the avoidance of doubt, a Representative shall only be a Released Party with respect to the Entities listed in clauses (ii) and (iii) above and not with respect to any other Entity.

110. "Reorganized" means, (a) when used in reference to a particular Debtor, such Debtor on and after the Effective Date, and (b) when used in reference to the Debtors collectively, then all of the Debtors on and after the Effective Date.

111. "Reorganized BE Tech Equity Interests" means the stock or equity interests in Reorganized BE Tech to be initially authorized pursuant to the Plan as of the Effective Date, including such interests to be issued pursuant to the Plan.

112. "Reorganized Blue Earth Equity Interests" means the stock or equity interests in Reorganized Blue Earth to be initially authorized pursuant to the Plan as of the Effective Date, including such interests to be issued pursuant to the Plan.

113. "Representatives" means, with respect to any Entity, any officer, director, principal, partner, shareholder, agent, attorney, advisor, accountant or other Professional of such Entity or any of the foregoing, in each case, in such capacity.

114. "Restructuring Transactions" means, collectively, those mergers, consolidations, restructurings, dispositions, conversions, liquidations, dissolutions or other transactions that the Debtors and JIG determine to be necessary or appropriate to effect a corporate restructuring of the Debtors' business or otherwise to simplify the overall corporate structure of the Reorganized Debtors, as described in greater detail in, and subject to, Section III.C.

115. "Retained Causes of Action" "Retained Causes of Action" shall mean those Causes of Action or defenses that are retained by the Reorganized Debtors and that arose in the ordinary course of business from the operation of the Debtors' businesses including but not limited to Causes of Action and defenses related to (a) accounts receivable and accounts payable, (b) violations of any confidentiality provision, non-compete provision, non-solicitation provision, or any similar restrictive covenant, (c) insurance contracts, (d) security deposits or any other type of deposit or collateral, unless such items (i) are in the aggregate, in excess of $1 million, and (ii) were unknown to JIG or its Representatives as of the date of this Plan, and (iii) are property of either Debtor, and (iv) the Litigation Trust's attempted recovery or recovery of such item does not (x) materially interfere with the business operations, client relationships or vendor relationships of, (y) create or leave an associated unpaid liability of, or (z) prevent the obtaining of the equipment or supplies upon which the deposit was placed though the same or another vendor by, the Reorganized Debtors or the entity to be formed as described in the Restructuring Transactions contemplated in Section III.C.1 of the Plan, (e) assumed Executory Contracts or Unexpired Leases, and (f) customer obligations. If there is a dispute between the Reorganized Debtors and the Litigation Trustee as to what is a Retained Cause of Action and what is a Trust Cause of Action, such dispute shall be decided by the Court upon notice and motion.

116. "Schedules" means, collectively, the (a) schedules of assets, Liabilities and Executory Contracts and Unexpired Leases and (b) statements of financial affairs, as each may be amended and supplemented from time to time, Filed by each Debtor pursuant to section 521 of the Bankruptcy Code

117. "Section 510 Claim" means any Claim against a Debtor arising from rescission of a purchase or sale of a security of the Debtors or an Affiliate, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim and any other claim subject to subordination under section 510 of the Bankruptcy Code. All Causes of Action to subordinate Disputed Claims are preserved in this Plan and shall be assigned to the Litigation Trust.

118. "Secured Claim" means a Claim that is secured by a lien on property in which an Estate has an interest or that is subject to a valid right of setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in such Estate's interest in such property or to the extent of the amount subject to such valid right of setoff, as applicable, as determined pursuant to section 506 of the Bankruptcy Code.

119. "Secured Tax Claim" means any Secured Claim against any Debtor that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

120. "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

121. "Supplemental Distribution Amount" means the amount of $285,000 funded by JIG for the benefit of the Holders of Allowed General Unsecured Claims in Class 4.

122. "Tax" means: (a) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, property, environmental or other tax, assessment or charge of any kind whatsoever (together in each instance with any interest, penalty, addition to tax or additional amount) imposed by any federal, state, local or foreign taxing authority; or (b) any liability for payment of any amounts of the

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of any such amounts is determined by reference to the liability of any other Entity.

123. "TCA" means TCA Global Credit Fund, LP.

124. "Third Party Disbursing Agent" means an Entity engaged by Reorganized Blue Earth in its capacity as Disbursing Agent or engaged by the Litigation Trustee to act as a Disbursing Agent pursuant to the Litigation Trust. Any payments for services to a Third Party Disbursing Agent on behalf of the Litigation Trust shall be paid by the Litigation Trustee from his/her/its fixed and contingent fee compensation. Actual costs of a disbursement, including but not limited to mailing costs may be reimbursed.

125. "Trust Causes of Action" means the Causes of Action excluding the (a) Retained Causes of Action and (b) Causes of Action against the (i) Released Parties and (ii) Exculpated Parties to the extent of the Exculpation in the Plan. For the avoidance of doubt, in the event that JIG breaches the JIG Allowed Claim Obligations, the Litigation Trust shall be entitled to enforce the claim arising from such potential breach as a Trust Cause of Action.

126. "Unimpaired" means, when used in reference to a Claim or an Interest, a Claim or an Interest that is not Impaired within the meaning of section 1124 of the Bankruptcy Code.

127. "U.S. Trustee" means the United States Trustee appointed under section 581 of title 28 of the United States Code to serve in the Northern District of California.

128. "Voting Deadline" means 5:00 p.m. (prevailing Pacific time) on July 12, 2016, which is the deadline for submitting Ballots to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code.

B. Rules of Interpretation and Computation of Time

1. Rules of Interpretation

For purposes of the Plan, unless otherwise provided herein: (a) whenever it is appropriate from the context, each term, whether stated in the singular or the plural, includes both the singular and the plural; (b) unless otherwise provided in the Plan, any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms

and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or Exhibit Filed or to be Filed means such document or Exhibit, as it may have been or may be amended, modified or supplemented pursuant to the Plan, Confirmation Order or otherwise; (d) any reference to an Entity as a Holder of a Claim or Interest includes that Entity's successors, assigns and affiliates; (e) all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (f) the words "herein," "hereunder" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (h) subject to the provisions of any contract, articles or certificates of incorporation, bylaws, codes of regulation, similar constituent documents, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and the Bankruptcy Rules; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code (other than subsection (5) thereof) shall apply to the extent not inconsistent with any other provision of this Section I.B.1.

2. Computation of Time

In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

3. Reference to Monetary Figures

All references in the Plan to monetary figures refer to the lawful currency of the United States of America, unless otherwise expressly provided.

II.

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described in Section II.A, are not classified herein. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Classes.

A. Unclassified Claims

1. Administrative Claims

a. Administrative Claims in General

Except as specified in this Section II.A.1, and subject to Section II.A.1.f and subject to the bar date provisions herein, unless otherwise agreed by the Holder of an Administrative Claim and the Plan Proponents, each Holder of an Allowed Administrative Claim shall receive, in full satisfaction of its Administrative Claim, Cash equal to the Allowed amount of such Administrative Claim on either (i) the latest to occur of (A) the Effective Date (or as soon thereafter as practicable), (B) the date such Claim becomes an Allowed Administrative Claim, and (C) such other date as may be agreed upon by the Plan Proponents and the Holder of such Administrative Claim or (ii) on such other date as the Bankruptcy Court may order.

b. Ordinary Course Postpetition Administrative Liabilities

Administrative Claims based on liabilities incurred by a Debtor in the ordinary course of its business on or after the Petition Date, including Administrative Claims arising from or with respect to the sale of goods or provision of services on or after the Petition Date, Administrative Claims of governmental units for Taxes (including Tax Claims related to Tax years or portions thereof ending after the Petition Date), Administrative Claims arising under Executory Contracts and Unexpired Leases, shall be paid by the applicable Reorganized Debtor, pursuant to the terms and conditions of the particular transaction giving rise to those Administrative Claims, without further action by the Holders of such Administrative Claims or further approval by the Bankruptcy Court. Holders of the

foregoing Administrative Claims shall not be required to File or serve any request for payment of such Administrative Claims.

c. **DIP Claims**

On the Effective Date, in full and final satisfaction, settlement, release and discharge of, and in exchange for the DIP Claim, such DIP Claim shall be an Allowed DIP Claim and shall be either (i) converted into an equal amount of Reorganized Blue Earth Equity Interests, or (ii) assumed into an equal amount of the Exit Contingent Note, or a combination of (i) and (ii) such that the total amount converted or assumed pursuant to clauses (i) and (ii) equals the amount of the Allowed DIP Claim.

d. **Professional Compensation**

Professionals or other Entities asserting a Fee Claim for services rendered before the Effective Date must File and serve on the Reorganized Debtors and such other Entities who are designated by the Bankruptcy Rules, the Fee Order, the Confirmation Order or other order of the Bankruptcy Court an application for final allowance of such Fee Claim no later than sixty (60) days after the Effective Date; *provided*, *however*, that any party who may receive compensation or reimbursement of expenses pursuant to an order of the Bankruptcy Court may continue to receive such compensation and reimbursement of expenses for services rendered before the Effective Date pursuant to such order without further Bankruptcy Court review or approval (subject to the terms of such order). Objections to any Fee Claim must be Filed and served on the Reorganized Debtors and the requesting party no later than forty-five (45) days after the deadline for filing a Fee Claim. To the extent necessary, the Confirmation Order shall amend and supersede any previously entered order of the Bankruptcy Court regarding the payment of Fee Claims.

With respect to the Allowed Fee Claim of Felderstein Fitzgerald Willoughby & Pascuzzi LLP, such Allowed Fee Claim shall be paid no more than $300,000.00 plus costs pursuant to the order Allowing such Fee Claim for services rendered to the Committee through the Effective Date, and the FFWP Fees Above Budget shall be paid pursuant to the terms of the Litigation Trust Agreement.

e. **Post-Effective Date Professionals' Fees and Expenses**

Except as otherwise specifically provided in the Plan, on and after the Effective Date, the Reorganized Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented fees and expenses of the Professionals or other fees and expenses incurred by the Reorganized Debtors on or after the Effective Date, in each case, related to implementation and consummation of the Plan. Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code or any order of the Bankruptcy Court entered before the Effective Date governing the retention of, or compensation for services rendered by, Professionals after the Effective Date shall terminate, and the Reorganized Debtors may employ or pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

f. **Bar Dates for Administrative Claims**

Except as otherwise provided herein, requests for payment of Administrative Claims (other than DIP Claims, Fee Claims and Administrative Claims based on Liabilities incurred by a Debtor from and after the Petition Date in the ordinary course of its business as described in Section II.A.1.b) must be Filed and served on the Reorganized Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed and served on the Reorganized Debtors and the requesting party no later than the Administrative Claims Objection Deadline.

2. **Payment of Priority Tax Claims**

a. **Priority Tax Claims**

Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the Holder of a Priority Tax Claim and the Plan Proponents, each Holder of an Allowed Priority Tax

Claim shall receive, at the option of the Debtors, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, on account of and in full and complete settlement, release and discharge of such Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five years after the Petition Date, plus interest at the rate set forth in sections 511 and 1129(a)(9)(C) of the Bankruptcy Code; provided, however, that all Allowed Priority Tax Claims that are not due and payable on or before the Effective Date shall be paid in the ordinary course of business by the Reorganized Debtors as they become due; provided, further, that, in the event an Allowed Priority Tax Claim is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

b. **Other Provisions Concerning Treatment of Priority Tax Claims**

Notwithstanding Section II.A.2.a, any Claim on account of any penalty arising with respect to or in connection with an Allowed Priority Tax Claim that does not compensate the Holder for actual pecuniary loss shall be treated as a General Unsecured Claim, and the Holder (other than as the Holder of a General Unsecured Claim) may not assess or attempt to collect such penalty from the Reorganized Debtors or their respective property.

B. Classification of Claims and Interests

1. Classification Generally

Pursuant to sections 1122 and 1123 of the Bankruptcy Code, Claims and Interests are classified for voting and distribution pursuant to the Plan, as set forth herein. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such other Class. Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, and except as otherwise specifically provided for herein, the

Confirmation Order or other order of the Bankruptcy Court, or required by applicable bankruptcy law, in no event shall the holder of any Allowed Claim receive distributions or retain property under the Plan that exceeds 100% of the amount of such Allowed Claim plus interest at the Interest Rate.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for the purposes of Confirmation by acceptance of the Plan by an Impaired Class of Claims, determined without including any acceptance of the Plan by any insider. In the event no Holder of a Claim with respect to a specific Class for a particular Debtor timely submits a Ballot in compliance with the Disclosure Statement Order indicating acceptance or rejection of this Plan or the Class rejects or is deemed to reject, the Debtors will seek Confirmation of this Plan pursuant to section 1129(b) of the Bankruptcy Code.

To the extent a Holder has Claims arising from the same transaction or occurrence that may be asserted against more than one Debtor, the vote of such Holder in connection with such Claims will be counted as a vote of each such Claim against each applicable Debtor against which such Holder has a Claim. The Plan assigns a letter to each Debtor and a number to each of the Classes of Claims against or Interests in the Debtors. For consistency, similarly designated Classes of Claims and Interests are assigned the same number across each of the Debtors. Any non-sequential enumeration of the Classes is intentional to maintain consistency.

Claims against and Interests in each of the Debtors are classified in up to 8 separate Classes as follows:

Letter	**Debtor**
A	Blue Earth, Inc.
B	Blue Earth Tech, Inc.

Class	**Designation**
1	Priority Claims
2	Other Secured Claims
3	Prepetition Note Secured Claims
4	General Unsecured Claims
5	D&O Claims
6	Section 510 Claims
7	Intercompany Claims

8	Blue Earth Interests
9	BE Tech Equity Interests

2. Identification of Classes of Claims Against and Interests in the Debtors

Claims against and Interests in the Debtors are classified in up to 8 separate Classes. The following table designates the Classes of Claims against and Interests in the Debtors and specifies which Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code or (c) deemed to accept or reject the Plan.

Class	Designation	Impairment	Entitled to Vote
Class 1A	Priority Claims	Unimpaired	Deemed to Accept
Class 1B	Priority Claims	Unimpaired	Deemed to Accept
Class 2A	Other Secured Claims	Unimpaired	Deemed to Accept
Class 2A(i)	TCA Other Secured Claim	Impaired	Entitled to Vote
Class 2B	Other Secured Claims	Unimpaired	Deemed to Accept
Class 3A	Prepetition Note Secured Claims	Impaired	Entitled to Vote
Class 3B	Prepetition Note Secured Claims	Impaired	Entitled to Vote
Class 4A	General Unsecured Claims	Impaired	Entitled to Vote
Class 4B	General Unsecured Claims	Impaired	Entitled to Vote
Class 5A	D&O Claims	Impaired	Deemed to Reject
Class 5B	D&O Claims	Impaired	Deemed to Reject
Class 6A	Section 510 Claims	Impaired	Deemed to Reject
Class 7A	Intercompany Claims	Unimpaired	Deemed to Accept
Class 7B	Intercompany Claims	Unimpaired	Deemed to Accept
Class 8A	Blue Earth Interests	Impaired	Deemed to Reject
Class 9B	BE Tech Equity Interests	Impaired	Deemed to Reject

C. **Treatment of Claims**

1. **Priority Claims (Classes 1A and 1B)**

a. *Classification:* Classes 1A and 1B consist of all Priority Claims against the respective Debtors.

b. *Treatment:* On the later of (x) the Effective Date and (y) the date on which such Priority Claim becomes an Allowed Priority Claim, unless otherwise agreed to by the Plan Proponents and the Holder of an Allowed Priority Claim, each Holder of an Allowed Priority Claim against a Debtor shall receive on account and in full satisfaction of such Claim, at the Debtors' election, Cash in the amount of such Allowed Priority Claim in accordance with section 1129(a)(9) of the Bankruptcy Code. All Allowed Priority Claims against the Debtors that are not due and payable on or before the Effective Date, shall be paid by the Reorganized Debtors when such Claims become due and payable in the ordinary course of business in accordance with the terms thereof.

c. *Voting:* Claims in Classes 1A and 1B are Unimpaired. Each Holder of a Claim in Classes 1A and 1B is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and is, therefore, not entitled to vote.

2. **Other Secured Claims (Classes 2A and 2B)**

a. *Classification:* Each sub-class in Classes 2A and 2B consist of all Other Secured Claims against the respective Debtors.

b. *Treatment:* Unless otherwise set forth herein or agreed by the Holder of an Other Secured Claim and the Plan Proponents, on the Effective Date or as soon as reasonably practicable thereafter, each Holder of an Other Secured Claim shall receive the following treatment at the option of the Debtors: (i) such Allowed Other Secured Claim shall be Reinstated; (ii) payment in full (in Cash) of any such Allowed Other Secured Claim; (iii) satisfaction of any such Allowed Other Secured Claim by delivering the collateral securing any such Allowed Other Secured Claim and paying any interest required to be paid under section 506(b) of the Bankruptcy Code; or (iv) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

c. TCA holds a Claim in Class2A(i) and TCA's Other Secured Claim shall be satisfied by delivering the collateral (*i.e.*, Blue Earth's equity interest in Maili PV-01 LLC and the

Series D Convertible Preferred Stock of Blue Earth, (such stock shall receive the treatment set forth in Class 8A in the Plan)) securing its Other Secured Claim and paying any interest required to be paid under section 506(b) of the Bankruptcy Code. TCA's Other Secured Claim is impaired and TCA is entitled to vote to accept or reject the Plan.

d. Cagan holds an Other Secured Claim in Class 2A(ii) on account of certain loans Cagan made to Blue Earth, and Cagan's Other Secured Claim shall receive, subject to the terms of the Plan, in satisfaction of such Claim the following treatment: (a) On the Effective Date, Cagan shall receive the Cagan Payment by wire transfer of immediately available funds pursuant to the wire instructions set forth in **Exhibit F**; and (b) as set forth in more detail in **Exhibit F**, Debtors limited release of Cagan regarding the Payments (as defined in **Exhibit F**) and as set forth in **Exhibit F**, and Cagan releases the Debtors, their Estates, the Debtors' Affiliates, and JIG regarding any rights, liens or claims Cagan has solely with respect to the loan Cagan made to Blue Earth and any collateral securing his Claim. As set forth in **Exhibit F**, any and all other claims and causes of action against Cagan, and any defenses thereto, are preserved.

e. *Voting:* Unless otherwise noted, Claims in Classes 2A and 2B are Unimpaired. Each Holder of a Claim in Classes 2A and 2B is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and is, therefore, not entitled to vote.

3. Prepetition Note Secured Claims (Classes 3A and 3B)

a. *Classification:* Classes 3A and 3B consist of all Prepetition Note Secured Claims.

b. *Treatment:* Unless otherwise agreed by JIG and the Debtors as to treatment that is no more favorable to JIG than what is provided in this Class 3, on the Effective Date or as soon as reasonably practicable thereafter, and subject to the terms of the Plan, in full and final satisfaction, settlement, release and discharge of, and in exchange for the Prepetition Note Secured Claim, the Prepetition Note Secured Claim shall be Allowed, and JIG shall receive the following treatment:

(i) Reorganized Blue Earth Equity Interests such that when combined with the conversion, if any, of the Allowed DIP Claim into Reorganized Blue

Earth Equity Interests, JIG receives 100% of the Reorganized Blue Earth Equity Interests in an aggregate value of $1 million;

(ii) assumption of an amount of the Allowed Prepetition Note Secured Claim into an equal amount of the Exit Contingent Note, such that the amount assumed will be the difference between (x) $8 million and (y) the amounts of the Allowed DIP Claim and Plan Funding Amount assumed into the Exit Contingent Note; and

(iii) The balance after clauses (i) and (ii) above of the Prepetition Note Secured Claim shall be the amount of the Allowed JIG Deficiency Claim.

c. *Voting:* Claims in Classes 3A and 3B are Impaired. Each Holder of a Claim in Classes 3A and 3B that is entitled to vote may vote.

4. **General Unsecured Claims (Classes 4A and 4B)**

a. *Classification:* Classes 4A and 4B consist of all General Unsecured Claims.

b. *Treatment:* Unless otherwise agreed by the Holder of a General Unsecured Claim and the Plan Proponents, each Holder of an Allowed General Unsecured Claim in Class 4 shall receive, subject to the terms of the Plan, in satisfaction of such Claim the following treatment:

(i) a one-time payment in an amount of Cash equal to forty percent (40%) of such Holder's Allowed General Unsecured Claim following the later of the Claims Objection Deadline and the date such General Unsecured Claim becomes Allowed; *provided*, *however*, if the applicable Reorganized Debtor does not have a good faith basis to object to such General Unsecured Claim, the one-time payment will be made within thirty (30) days following an Effective Date occurring on or before August 15, 2016, or fourteen (14) calendar days following an Effective Date occurring after August 15, 2016, plus

(ii) on account of the balance of such Holder's Allowed General Unsecured Claim and until such Holder receives 100% of such Holder's Allowed General Unsecured Claim plus interest at the Interest Rate accruing from and after the Effective Date on the outstanding balance of such Holder's Allowed General Unsecured Claim, such Holder's Pro Rata share of the distributable Litigation Trust Assets. For purposes of determining the Pro Rata share of distributable Litigation Trust Assets payable to Litigation Trust Beneficiaries, and subject to the Priority Allocation, Litigation Trust Beneficiaries other than JIG shall receive their Pro Rata share of fifty percent (50%) of the distributable proceeds from the Trust Causes of Action and eighty percent (80%) of the distributable proceeds from the Trust Cause of Action regarding the October 2015 Hedge Fund Transaction, and JIG shall receive the balance of the distributable proceeds from all of the Trust Causes of Action, plus

(iii) an amount of Cash equal to such Holder's Pro-Rata share of the Supplemental Distribution Amount no later than the later of fourteen (14) days following the Claims Objection Deadline taking into consideration

reserves that may need to be held back from the Supplemental Distribution Amount on account of any unresolved Class 4 General Unsecured Claims. To the extent that there are timely filed unliquidated Claims, the Debtors shall file a motion to estimate such unliquidated Claims for distribution purposes. As disputed or unliquidated Claims become Allowed Claims, the Debtors shall make to such Holder its Pro-Rata distribution of the Supplemental Distribution Amount from the reserve for such Claim. After all Claims are resolved, and to the extent any Supplemental Distribution Amount remains from unused reserves, the Debtors shall make on a Pro-Rata basis a final distribution of such unused reserve amounts to Holders of Allowed Class 4 Claims, but the Debtors need not make any such final distribution if the amount to such Holder would be less than $50. The Book Report Supplemental Amount shall be paid on the Effective Date to Romero Park P.S. and Bartko Zankel Bunzel & Miller, a Professional Corporation, in accordance with instructions provided by such firms.

At any time prior to such Holder receiving 100% of such Holder's Allowed General Unsecured Claim plus interest, Reorganized Blue Earth may, at its option, make a one-time payment to all Litigation Trust Beneficiaries in an amount of Cash equal to the difference between 100% of such Holder's Allowed General Unsecured Claim plus interest and the amount of Class 4 distributions such Holder has already received, such that each Litigation Trust Beneficiary receives 100% of such Holder's Allowed General Unsecured Claim plus interest at the Interest Rate. If such payment is made by December 31, 2016, interest will be waived.

c. The Allowed JIG Deficiency Claim shall be treated as an Allowed Claim in Class 4.

d. *Voting:* Claims in Classes 4A and 4B are Impaired. Each Holder of a Claim in Classes 4A and 4B that is entitled to vote may vote.

5. D&O Claims

a. *Classification:* Classes 5A and 5B consist of all D&O Claims.

b. *Treatment:* In full satisfaction of Class 5A and 5B D&O Claims, the automatic stay and the discharge injunction, to the extent applicable, shall be lifted to allow the D&O Insurers to pay Defense Costs and any Loss (as such terms are defined in the D&O Policies) pursuant to the terms of the D&O Policies and subject to the D&O Insurers' Obligations to the Individual Insureds (as such term is defined in the D&O Policies) under the D&O Policies; Holders of Class 5A and 5B D&O Claims shall not receive any payment from the Estate, Litigation Trust or the Reorganized Debtors on account of their D&O Claims.

c. *Voting:* Claims in Class 5A and 5B are Impaired. Each Holder of a Claim in Classes 5A and 5B is conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, is not entitled to vote.

6. Section 510 Claims (Class 6A)

a. *Classification:* Class 6A consists of all Section 510 Claims.

b. *Treatment:* No property shall be distributed to or retained by the Holders of Section 510 Claims, and such Claims shall be extinguished on the Effective Date. Holders of Section 510 Claims shall not receive any distribution pursuant to the Plan.

c. *Voting:* Claims in Class 6A are Impaired. Each Holder of a Claim in Class 6A is conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, is not entitled to vote.

7. Intercompany Claims (Classes 7A and 7B)

a. *Classification*: Classes 7A and 7B consist of all Intercompany Claims.

b. *Treatment*: On the Effective Date or as soon as reasonably practicable thereafter, all Intercompany Claims may be paid, extinguished, or compromised by distribution, contribution or otherwise, at the discretion of the Debtors or the Reorganized Debtors, as the case may be, on or after the Effective Date.

c. *Voting*: Claims in Classes 7A and 7B are Unimpaired. Each Holder of a Claim in Classes 7A and 7B is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and, therefore, is not entitled to vote.

8. Blue Earth Interests (Class 8A)

a. *Classification:* Class 8A consists of all Blue Earth Interests.

b. *Treatment:* On the Effective Date or as soon as reasonably practicable thereafter, all Blue Earth Interests shall be cancelled and extinguished. Holders of Blue Earth Interests shall not receive any distribution pursuant to the Plan.

c. *Voting:* Interests in Class 8A are Impaired. Each Holder of an Interest in Class 8A is conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and, therefore, is not entitled to vote.

9. **BE Tech Equity Interests (Class 9B)**

a. *Classification*: Class 9B consists of all BE Tech Equity Interests.

b. *Treatment*: On the Effective Date, all BE Tech Equity Interests shall not receive any distribution pursuant to the Plan and shall be Reinstated, subject to Section III.C.1.

c. *Voting*: Interests in Class 9B are Unimpaired. Each Holder of an Interest in Class 9B is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code and, therefore, is not entitled to vote.

D. <u>Reservation of Rights Regarding Claims</u>

Except as otherwise provided in the Plan, nothing shall affect the Debtors' or the Reorganized Debtors' rights and defenses, whether legal or equitable, with respect to any Claims, including, without limitation, all rights with respect to legal and equitable defenses to alleged rights of setoffs or recoupment.

E. <u>Postpetition Interest on Claims</u>

Except as required by applicable bankruptcy law or as otherwise provided in the Plan, postpetition interest shall not accrue or be payable on account of any General Unsecured Claim prior to the Effective Date.

F. <u>Insurance</u>

Notwithstanding anything to the contrary herein, if any Allowed Claim, other than a D&O Claim, is covered by an insurance policy other than an insurance policy owned by or insuring any Debtor, such Claim shall first be paid from proceeds of such insurance policy, with the balance, if any, treated in accordance with the provisions of the Plan governing the Class applicable to such Claim. D&O Claims are treated as set forth in Section II.C.5.

III.

<u>MEANS OF IMPLEMENTATION</u>

A. <u>Conversion of Blue Earth and Issuance of Reorganized Blue Earth Equity Interests</u>

On the Effective Date, Blue Earth shall be reorganized and remain a Nevada corporation, existing equity interests in Debtor Blue Earth shall be cancelled, and 100% of the new equity interests in Reorganized Blue Earth shall be issued to JIG. Securities and Exchange Commission

Form 15, the notice of termination of registration, will be filed to terminate the registration of Debtor Blue Earth's class of common stock under the Securities Exchange Act of 1934, and on the Effective Date, Reorganized Blue Earth will be a privately held corporation. The issuance of additional interests in Reorganized Blue Earth by Reorganized Blue Earth shall be authorized without the need for authorization by the Bankruptcy Court per the terms of the Plan and Restructuring Transactions.

The distribution and issuance of the Reorganized Blue Earth Equity Interests under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance (including, without limitation, the New Articles of Incorporation).

On the Effective Date, each of the applicable Reorganized Debtors will be authorized to and shall issue or execute and deliver, as applicable, the Reorganized Blue Earth Equity Interests and the New Securities and Documents, in each case, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or the vote, consent, authorization or approval of any Entity.

The issuance or execution and delivery of the Reorganized Blue Earth Equity Interests and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code and/or any other applicable exemptions. Without limiting the effect of section 1145 of the Bankruptcy Code, all documents, agreements, and instruments entered into and delivered on or as of the Effective Date contemplated by or in furtherance of the Plan shall become and shall remain effective and binding in accordance with their respective terms and conditions upon the parties thereto, in each case, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or the vote, consent, authorization or approval of any Entity (other than as expressly required by such applicable agreement).

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

B. Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors

Except as otherwise provided herein (including with respect to the Restructuring Transactions described below): (1) as of the Effective Date, Reorganized Blue Earth shall exist as a separate legal entity, with all powers in accordance with the laws of the state of Nevada and the articles of incorporation, appended hereto as **Exhibit A**; (2) subject to the Restructuring Transactions, each of the Debtors shall, as a Reorganized Debtor, continue to exist after the Effective Date as a separate legal entity, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, conversion, dissolution or otherwise) under applicable law; and (3) on the Effective Date, all property of the Estate of a Debtor, and any property acquired by a Debtor or Reorganized Debtor under the Plan, shall vest, subject to the Restructuring Transactions, in the applicable Reorganized Debtors, free and clear of all Claims, liens, charges, other encumbrances, Interests and other interests. On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire and dispose of property and compromise or settle any claims without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, each Reorganized Debtor may pay the charges that it incurs on or after the Effective Date for appropriate Professionals' fees, disbursements, expenses or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Bankruptcy Court.

C. Restructuring Transactions

1. Restructuring Transactions Generally

Effective on the Effective Date, Blue Earth shall reorganize and remain a Nevada corporation. On or after the Effective Date, Blue Earth will undergo a corporate restructuring of the Debtors' or the Reorganized Debtors' respective businesses not inconsistent with any terms of the Plan. Without limiting the foregoing, all such Restructuring Transactions will be deemed to occur pursuant to the Plan and may include one or more mergers, conversions, consolidations, restructurings, dispositions, liquidations or dissolutions, as may be determined by the Reorganized

Debtors and JIG to be necessary or appropriate. In particular, it is the intent of the Plan Proponents to engage in the following Restructuring Transactions. Reorganized Blue Earth will assume $8 million of debt into the Exit Contingent Note, from a combination of the full amount of Plan Funding Amount, a substantial portion of the Allowed DIP Claim and a portion of the Allowed Prepetition Note Secured Claim, and convert $1 million from a combination of a portion of the Allowed DIP Claim and a portion of the Allowed Prepetition Note Secured Claim into Reorganized Blue Earth Equity Interests. Reorganized Blue Earth will retain the operations of Sumter Heat and Power, LLC, as well as collect various other receivables. The Exit Contingent Note will have a term of 5 years, deferred interest accruing at 1%, and after 5 years any remaining amount of the Exit Contingent Note will be satisfied in full from the assets of the Reorganized Debtor. Shortly after the Effective Date, Brooks Heat & Power, Ltd. will be transferred to a separate newly formed entity owned by JIG, and upon such transfer, the Exit Contingent Note will be reduced by $2.4 million. The newly formed entity will provide management services to the Reorganized Debtors, and the Reorganized Debtors will have no direct employees. Subject to the immediately preceding sentence, the actions to effect these Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements or other documents of reorganization, merger, conversion, consolidation, restructuring, disposition, liquidation or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable state law and such other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, duty or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable Entities may agree; (c) the filing of appropriate certificates or articles of merger, conversion, consolidation, dissolution or change in corporate form pursuant to applicable state law; and (d) the taking of all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. Any such transactions may be effected on or subsequent to the Effective Date without any further authorization by the Bankruptcy Court. Notwithstanding anything to the contrary in this paragraph, any of the contemplated Restructuring Transactions shall not alter

the obligations of the Debtors and Reorganized Debtors under the Plan or adversely affect the rights, Claims, and benefits of the Holders of Allowed Claims under the Plan.

2. Obligations of Any Successor Corporation in a Restructuring Transaction

The Restructuring Transactions may result in substantially all of the respective assets, properties, rights, Liabilities, duties and obligations of a Reorganized Debtor vesting in one or more surviving, resulting or acquiring Entities. In each case in which the surviving, resulting or acquiring Entity in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting or acquiring Entity will succeed to the rights and obligations of such Reorganized Debtor under the Plan and will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in the Plan or in any contract, instrument or other agreement or document effecting a disposition to such surviving, resulting or acquiring Entity, which may provide that another Reorganized Debtor will perform such obligations

D. Exit Contingent Note

On the Effective Date, the Reorganized Debtors shall be authorized to execute, deliver and enter into the Exit Contingent Note Documents and any related agreements or filings without the need for any further corporate or other organizational action and without further action by or approval of the Bankruptcy Court, and the Exit Contingent Note Documents and any related agreements or filings shall be executed and delivered and the applicable Reorganized Debtors shall enter into the Exit Contingent Note Documents and be permitted to incur or issue the indebtedness available thereunder. The principal Exit Contingent Note Documents shall be included in the Plan Supplement.

E. Sources of Cash for Plan Distributions

1. JIG Allowed Claim Obligations

JIG shall provide such funding to the Reorganized Debtors as is required and when needed such that all the Plan obligations to pay Allowed Claims under the Plan (e.g. obligations to pay the 40% Dividend pursuant to Part II(B)(4)(b)(i), all Administrative Claims, all Priority Claims and all of the Debtors' obligations to fund the Litigation Trust) are fully paid. JIG shall continue to make

advances to the Reorganized Debtors to fund their respective obligations with respect to Disputed Claims if and when they become Allowed Claims. The JIG Allowed Claim Obligations are excluded from any release or injunction provisions of this Plan. The Litigation Trust shall hold any and all claims or causes of action against JIG for violation of the JIG Allowed Claim Obligations.

2. JIG Funds to Be Held in Trust

Upon receipt of any funds from JIG for the Plan's obligations to pay Allowed Claims under the Plan, the Reorganized Debtors' shall hold such JIG funds in trust for the payment of the Plan obligations to pay Allowed Claims, and shall segregate and only pay the Allowed Claims with such funds.

3. Cash Distributions

The Debtors or Reorganized Debtors, as applicable, are authorized to execute and deliver any documents necessary or appropriate to obtain from JIG the Plan Funding Amount, which will constitute the primary funding mechanism for the payment obligations under the Plan. In addition, payment obligations under the Plan may be funded through a combination of one or more of the following: (a) Cash on hand of the Debtors, including Cash from business operations, or distributions from Non-Debtor Affiliates; (b) proceeds of new equity contributions; (c) the proceeds of any tax refunds and Retained Causes of Action; and (d) any other means of financing or funding that the Debtors or the Reorganized Debtors determine is necessary or appropriate, subject to the terms of the Exit Contingent Note Documents. Further, the Debtors and the Reorganized Debtors shall be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers shall be accounted for and settled in accordance with the Debtors' historical intercompany account settlement practices and shall not violate the terms of the Plan or any orders entered by the Bankruptcy Court with respect to the Debtors' cash management system.

4. Distributions from the Litigation Trust

Allowed General Unsecured Claim in Class 4 may also receive subsequent distributions on account of their interest in the Litigation Trust. Such distributions shall be made in accordance with

terms of the Litigation Trust, and JIG shall have no obligation or liability to fund distributions from the Litigation Trust.

F. Corporate Governance, Directors and Officers, Employment-Related Agreements and Compensation Programs; Other Agreements

1. The New Articles of Incorporation of Reorganized Blue Earth and Other Corporate Governance Documents

As of the Effective Date, the New Articles of Incorporation shall have been Filed as part of the Plan Supplement. The New Articles of Incorporation and the certificate of incorporation and bylaws (or comparable constituent documents) of each applicable Reorganized Debtor, among other things, shall prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code. After the Effective Date, each Reorganized Debtor may amend and restate its articles of incorporation, certificate of formation, operating agreement, certificate of incorporation, bylaws or comparable constituent documents, as applicable, as permitted by applicable non-bankruptcy law, subject to the terms and conditions of such constituent documents. On the Effective Date, or as soon thereafter as is practicable, each applicable Reorganized Debtor shall file any such certificate of formation or certificate of incorporation (or comparable constituent documents) with the secretary of state or jurisdiction or similar office of the state or jurisdiction in which such Reorganized Debtor is incorporated or organized, to the extent required by and in accordance with the applicable corporate law of such state.

2. Directors and Officers of the Reorganized Debtors

In accordance with section 1129(a)(5) of the Bankruptcy Code, from and after the Effective Date, the initial officers of Reorganized Blue Earth shall be comprised of the individuals identified as **Exhibit F** to the Plan and Filed as part of the Plan Supplement.

The New Board of Reorganized Blue Earth and Reorganized BE Tech shall initially consist of one (1) director for each board, Richard L. Jackson.

As of the date of this Plan, JIG had discussions with G. Robert Powell, the Debtors' current Chief Executive Officer, regarding the employment G. Robert Powell following the Effective Date. The nature of compensation discussed was similar to G. Robert Powell's current compensation,

including base pay, a bonus and equity options, but as of the date of this Plan no binding agreement has been reached.

3. Other Matters

Notwithstanding anything to the contrary in the Plan, no provision in any contract, agreement or other document with the Debtors that is rendered unenforceable against the Debtors or the Reorganized Debtors pursuant to sections 541(c), 363(l) or 365(e)(1) of the Bankruptcy Code, or any analogous decisional law, shall be enforceable against the Debtors or Reorganized Debtors as a result of the Plan.

4. Transactions Effective as of the Effective Date

Pursuant to section 1142 of the Bankruptcy Code and Nevada Revised Statutes and Administrative Codes applicable to private corporations and any comparable provisions of the business corporation law of Nevada or any other state or jurisdiction the following shall occur and be effective as of the Effective Date, if no such other date is specified in such other documents, and shall be authorized and approved in all respects and for all purposes without any requirement of further action by the stockholders or directors of the Debtors or any of the Reorganized Debtors: (a) the Restructuring Transactions, if any; (b) the adoption of new or amended and restated operating agreements, articles or certificates of incorporation and bylaws (or comparable constituent documents) for each Reorganized Debtor; (c) the initial selection of directors and officers for each Reorganized Debtor; (d) the distribution of Cash and other property pursuant to the Plan, subject to Section V; (e) the authorization and issuance of Reorganized Blue Earthy Equity Interests pursuant to the Plan; (f) the entry into and performance of the Exit Contingent Note Documents; (g) the adoption, execution, delivery and implementation of all contracts, leases, instruments, releases and other agreements or documents related to any of the foregoing; (h) the adoption, execution and implementation of employment, retirement and indemnification agreements, incentive compensation programs, retirement income plans, welfare benefit plans and other employee plans and related agreements; and (i) any other matters provided for under the Plan involving the corporate structure of the Debtors or Reorganized Debtors or corporate action to be taken by or required of a Debtor or Reorganized Debtor.

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

G. Litigation Trust

1. Formation of the Litigation Trust

On the Effective Date, the Litigation Trust shall be established pursuant to the Litigation Trust Agreement for the purpose of investigating and prosecuting the Trust Causes of Action (as determined by the Litigation Trustee) and making distributions (if any) to holders of Allowed General Unsecured Claims (in their capacities as Litigation Trust Beneficiaries) in Class 4 in accordance with the terms of the Plan. The Litigation Trust shall have a separate existence from all of the Reorganized Debtors. The Litigation Trust's prosecution of any of the Trust Causes of Action will be on behalf of and for the benefit of the Litigation Trust Beneficiaries. The Litigation Trustee will report to a non-compensated Litigation Trust Board composed of two members, one appointed by JIG and one appointed by the Creditors' Committee. In the event of a tie vote, the Litigation Trustee will cast the deciding vote.

a. On the Effective Date, the Litigation Trust Assets will be transferred or issued to, and vest in, the Litigation Trust. The Litigation Trust Funds shall be used by the Litigation Trustee to operate the Litigation Trust. As set forth in the Litigation Trust Agreement, the Litigation Trust shall repay as follows:

i. First, to repay any Litigation Trust Expenses, including fees and expenses incurred by the Litigation Trustee and any Professionals retained by the Litigation Trustee, all in accordance with Section 4.5 of the Litigation Trust;

ii. Second, to repay, on a pro rata basis: (i) to JIG, $400,000 (on account of funding the Litigation Trust Fund and the Book Report Amount); (ii) to JIG, in an amount equal to the total amount of 40% payments funded by JIG pursuant to the Plan treatment for Class 4 in excess of $1.4 million; and (iii) with respect to the FFWP Fees Above Budget of Felderstein Fitzgerald Willoughby & Pascuzzi LLP, the balance of such FFWP Fees Above Budget not paid as an Administrative Claim pursuant to the Plan;

iii. Third, to the Litigation Trust Board members, in accordance with Section 5.8 of the Litigation Trust, for reasonable and necessary expenses (but not third party professional fees) incurred in carrying out his or her duties as a member of the Litigation Trust Board; and

iv. Fourth, any remaining proceeds shall be distributed to the Beneficiaries pro rata and otherwise pursuant to the terms of this Litigation Trust Agreement.

The Priority Distributions (clauses i., ii., and iii. above) shall first be paid from proceeds of the Trust Causes of Action other than the Trust Cause of Action arising from or related to the October 2015 Hedge Fund Transaction, and only the deficiency in payment of the Priority Distributions, if any, shall be paid from the proceeds of the Trust Causes of Action related to the October 2015 Hedge Fund Transaction. This allocation will be determined based on an aggregate of all proceeds recovered by the Litigation Trust, and no proceeds of the Trust Cause of Action arising from or related to the October 2015 Hedge Fund Transaction shall be distributed until such time as the Priority Distributions have been paid in full.

b. On the Effective Date, standing to commence, prosecute and compromise all Trust Causes of Action shall transfer to the Litigation Trust; provided, however, that the Retained Causes of Action shall be retained by the Reorganized Debtors and shall not be transferred to the Litigation Trust. A description of Trust Causes of Action is set forth herein.

c. Subject to, and to the extent set forth in, the Plan, the Confirmation Order, the Litigation Trust Agreement or other agreement (or any other order of the Bankruptcy Court entered pursuant to, or in furtherance of, the Plan), the Litigation Trust and the Litigation Trustee will be empowered to take the following actions, and any other actions, as the Litigation Trustee determines to be necessary or appropriate to implement the Litigation Trust, all without further order of the Bankruptcy Court and all subject to the approval of the litigation trust board:

i. adopt, execute, deliver or file all plans, agreements, certificates and other documents and instruments necessary or appropriate to implement the Litigation Trust;

ii. accept, preserve, receive, collect, manage, invest, supervise, prosecute (including borrowing funds or entering into litigation funding agreements in furtherance thereof), settle and protect the Trust Causes of Action;

iii. calculate and make distributions to the Litigation Trust Beneficiaries;

iv. retain Third Party Disbursing Agents and professionals and other Entities;

v. file appropriate Tax returns and other reports on behalf of the Litigation Trust and pay Taxes or other obligations owed by the Litigation Trust; and

vi. dissolve the Litigation Trust.

d. The Litigation Trust has no objective to, and will not, engage in a trade or business and will conduct its activities consistent with the Plan and the Litigation Trust Agreement.

e. On the Effective Date, the Debtors will transfer, and will be deemed to have irrevocably transferred, the Litigation Trust Assets to the Litigation Trust.

f. The Litigation Trust and the Litigation Trustee will each be a "representative" of the Estates under section 1123(b)(3)(B) of the Bankruptcy Code, and the Litigation Trustee will be the trustee of the Litigation Trust Assets for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(3), and, as such, the Litigation Trustee succeeds to all of the rights, powers and obligations of a trustee in bankruptcy with respect to collecting, maintaining, administering and liquidating the Litigation Trust Assets. In pursuing the Trust Causes of Action, the Litigation Trustee shall be entitled to the tolling provisions provided under section 108 of the Bankruptcy Code, and shall succeed to the Debtors' rights with respect to the time periods in which any of the Trust Causes of Action may be brought under section 546 of the Bankruptcy Code.

g. To the extent that any Litigation Trust Assets cannot be transferred to the Litigation Trust because of a restriction on transferability under applicable non-bankruptcy law that is not superseded or preempted by section 1123 of the Bankruptcy Code or any other provision of the Bankruptcy Code, such Litigation Trust Assets shall be deemed to have been retained by the Debtors or Reorganized Debtors, as the case may be, and the Litigation Trustee shall be deemed to have been designated as a representative of the Debtors or Reorganized Debtors, as the case may be, pursuant to section 1123(b)(3)(B) of the Bankruptcy Code to enforce and pursue such Litigation Trust Assets on behalf of the Debtors or the Reorganized Debtors, as the case may be.

2. Litigation Trustee

The Litigation Trustee will be the exclusive trustee of the Litigation Trust Assets for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(3) and, solely with respect to the Litigation Trust Assets, the representative of the Estate of each of the Debtors appointed pursuant to section 1123(b)(3)(B) of the Bankruptcy Code. The powers, rights and responsibilities of the Litigation Trustee will be specified in the Litigation Trust Agreement. The Litigation Trustee will distribute the Litigation Trust Assets (or the proceeds thereof) in accordance with the provisions of

the Plan and the Litigation Trust Agreement. Other rights and duties of the Litigation Trustee and the beneficiaries of the Litigation Trust will be as set forth in the Litigation Trust Agreement.

3. Fees and Expenses of the Litigation Trust

The Litigation Trust Expenses will be paid from the Litigation Trust Assets in accordance with the Plan and the Litigation Trust Agreement. Neither the Debtors nor the Reorganized Debtors shall have any obligations to satisfy or have liability for any Litigation Trust Expenses.

4. Indemnification

The Litigation Trust Agreement may include reasonable and customary indemnification provisions in favor of the Litigation Trustee. Any such indemnification will be the sole responsibility of the Litigation Trust.

5. Tax Treatment

The Litigation Trust is intended to be treated, for federal income Tax purposes, as a grantor trust that is a liquidating trust within the meaning of Treasury Regulations section 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business. For U.S. federal income tax purposes, the transfer of the Litigation Trust Assets to the Litigation Trust will be treated as a transfer of the Litigation Trust Assets from the Debtors to the Litigation Trust Beneficiaries, followed by the Litigation Trust Beneficiaries' transfer of the Litigation Trust Assets to the Litigation Trust. The Litigation Trust Beneficiaries will thereafter be treated for U.S. federal income tax purposes as the grantors and deemed owners of their respective shares of the Litigation Trust Assets. The Litigation Trust Beneficiaries shall include in their annual taxable incomes, and pay tax to the extent due on, their allocable shares of each item of income, gain, deduction, loss and credit, and all other such items shall be allocated by the Litigation Trustee to the Litigation Trust Beneficiaries using any reasonable allocation method. The Litigation Trustee will be required by the Litigation Trust Agreement to file income Tax returns for the Litigation Trust as a grantor trust of the Litigation Trust Beneficiaries. In addition, the Litigation Trust Agreement will require consistent valuation by the Litigation Trustee and the Litigation Trust Beneficiaries, for all federal income Tax and reporting purposes, of any property held by the Litigation Trust. The Litigation Trust Agreement will provide that termination of the trust will occur no later than five years after the

Effective Date, unless the Bankruptcy Court approves an extension based upon a finding that such an extension is necessary for the Litigation Trust to complete its liquidating purpose. The Litigation Trust Agreement also will limit the investment powers of the Litigation Trustee in accordance with IRS Rev. Proc. 94-45 and will require the Litigation Trust to distribute at least annually to the Litigation Trust Beneficiaries (as such may have been determined at such time) its net income (net of any payment of or provision for Taxes), except for amounts retained as reasonably necessary to maintain the value of the Litigation Trust Assets.

H. <u>Preservation of Causes of Action; Compromise and Settlement of Disputes</u>

1. Preservation of All Causes of Action Not Expressly Settled or Released

Except for the (a) Released Parties and (b) Exculpated Parties but only to the extent of their Exculpation under the Plan, and for the avoidance of doubt, there shall be no other parties subject to releases under this Plan, no Cause of Action of any kind against any Entity is waived, relinquished, released, compromised or settled in the Plan or any Final Order (including the Confirmation Order and the Final DIP Order), and the Debtors expressly reserve such Causes of Action, which are to be either (i) comprised of the Retained Causes of Action and retained by the Debtors or Reorganized Debtors or (ii) comprised of the Trust Causes of Action and transferred to the Litigation Trust pursuant to the Plan, and, therefore, in each case, no preclusion doctrine, including the doctrines of *res judicata*, collateral estoppel, issue preclusion, claim preclusion, claim splitting, waiver, estoppels (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the entry of the Confirmation Order or Effective Date based on the Plan or the Confirmation Order. In accordance with section 1123(b) of the Bankruptcy Code, the Debtors or Reorganized Debtors or Litigation Trust may enforce all rights to commence and pursue any and all of the Retained Causes of Action or Trust Causes of Action (as applicable), and the Debtors' or Reorganized Debtors' or Litigation Trust's respective rights to commence, prosecute, or settle any such Retained Causes of Action or Trust Causes of Action (as applicable) shall be preserved, notwithstanding entry of the Confirmation Order or the occurrence of the Effective Date. No Entity may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors, Reorganized Debtors or Litigation Trustee will not pursue any and all

available Retained Causes of Action or Trust Causes of Action (as applicable) against it. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Trust Causes of Action that a Debtor may hold against any Entity shall vest in the Litigation Trust and the Litigation Trustee on behalf of the Litigation Trust and any Retained Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors.

To the extent that any provision of this Plan impacts or modifies any Claim against the Debtors or otherwise, or any cause of action that arises out of the same set of operative facts as any of the Retained Causes of Action or Trust Causes of Action, including but not limited to any stipulated treatment of Claims in this Plan, and/or the Comprehensive Settlement of Claims and Controversies described below in Section III(H)(2), the Confirmation Order shall authorize the Debtor to confirm the Plan and enter into such modifications of Claims, Causes of Actions and/or settlements, without prejudice to the Reorganized Debtors' or Litigation Trust's right to bring any other Cause of Action of any type in a second proceeding against the creditor or party in interest impacted by the Plan in any way, including but not limited to the right to bring a subsequent lawsuit, claim objection or adversary action for affirmative or injunctive relief in law or in equity; provided, however, that any such right is subject in its entirety to the Releases and Exculpations provided under the Plan.

2. Comprehensive Settlement of JIG Claims and Controversies

A dispute exists between the Creditors' Committee and JIG regarding the JIG Deficiency Claim and the asserted right to require JIG to marshal its assets and pursue its collateral located in the non-debtors' subsidiaries (the "**JIG/Committee Disputed Issues**").

To resolve the JIG/Committee Disputed Issues, and in consideration of all of the obligations JIG has assumed pursuant to this Plan, including but not limited to the assumption by JIG of the JIG Allowed Claim Obligations, the Debtors and the Creditors' Committee have agreed to the treatment of JIG's Claims in the Plan, including but not limited to the releases set forth in Section IX.E.

At the Confirmation Hearing, the Debtors and the Creditors' Committee shall request a good-faith finding from the Court that the compromise or settlement of the JIG/Committee Disputed Issues in the Plan, are in the best interests of the Debtors, their estates, the Reorganized Debtors,

creditors and all other parties in interest, are fair, equitable and within the range of reasonableness, and are in good faith pursuant to the provisions of section 877.6 of the California Code of Civil Procedure.

If the Effective Date does not occur, the settlements set forth herein shall be deemed to have been withdrawn without prejudice to the respective positions of the parties.

I. Cancellation and Surrender of Instruments, Securities and Other Documentation

Except as otherwise provided in the Plan or as provided in any contract, instrument or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to Section II, all notes, instruments, certificates, and other documents evidencing Claims or Interests (including, without limitation, the Blue Earth Interests) shall be deemed cancelled and surrendered and of no further force and effect against the Debtors and the Debtors, without any further action on the part of any Debtor; provided, however, that the Prepetition Secured Notes and related documents and liens shall remain in effect to the extent provided in the Plan for the treatment of the Allowed DIP Claim and the Allowed Prepetition Note Secured Claim.

J. Release of Liens

Except for the conversion of some or all of the Allowed DIP Claim and the Allowed Prepetition Note Secured Claim, as applicable, into the Exit Contingent Note, and as otherwise provided in the Plan or in any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and consistent with the treatment provided for Claims and Interests in Section II, all mortgages, deeds of trust, liens or other security interests, including any liens granted as adequate protection against the property of any Estate, shall be fully released and discharged, and all of the right, title and interest of any Holder of such mortgages, deeds of trust, liens or other security interests, including any rights to any collateral thereunder, shall revert to the applicable Reorganized Debtor and its successors and assigns. As of the Effective Date, the Reorganized Debtors shall be authorized to execute and file on behalf of creditors Form UCC-3 termination statements, mortgage releases or such other forms as may be necessary or appropriate to implement the provisions of this Section.

K. **Effectuating Documents; Further Transactions**

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan, the Restructuring Transactions, the Reorganized Blue Earth Equity Interests issued pursuant to the Plan, the Exit Contingent Note Documents, in each case, in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except those expressly required pursuant to the Plan.

IV.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. **Assumption and Rejection of Executory Contracts and Unexpired Leases**

On the Effective Date, except as otherwise provided herein, each of the Debtors' Executory Contracts and Unexpired Leases not previously assumed or rejected pursuant to an order of the Bankruptcy Court shall be deemed rejected as of the Effective Date in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except any Executory Contract or Unexpired Lease (1) identified on the Notice of Assumed Executory Contracts or Unexpired Leases, (2) that is the subject of a separate motion or notice to assume or reject Filed by the Debtors and pending as of the Confirmation Hearing, (3) that previously expired or terminated pursuant to its own terms, or (4) that was previously assumed by any of the Debtors.

Entry of the Confirmation Order by the Bankruptcy Court shall constitute an order approving the assumptions or rejections of such Executory Contracts and Unexpired Leases as set forth in the Plan and the Notice of Assumed Executory Contracts or Unexpired Leases, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Each Executory Contract and Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order, and not assigned to a third party on or prior to the Effective Date, shall revest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by order of the Bankruptcy Court. To the maximum extent permitted by law, to the extent any provision in any

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

Executory Contract or Unexpired Lease assumed pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption of such Executory Contract or Unexpired Lease (including, without limitation, any "change of control" provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the counterparty thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. Notwithstanding anything to the contrary in the Plan, the Debtors or Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the list of Executory Contracts and Unexpired Leases set forth on the Notice of Assumed Executory Contracts or Unexpired Leases in their discretion prior to the Effective Date on no less than three (3) days' notice to any counterparty to an Executory Contract or Unexpired Lease affected thereby.

B. <u>Cure of Defaults for Assumed Executory Contracts and Unexpired Leases</u>

Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any payments to cure such a default, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. In connection with the notice of the Confirmation Hearing, the Debtors shall file and serve the Notice of Assumed Executory Contracts and Unexpired Leases and proposed cure amounts with respect thereto on the applicable counterparties to such Executory Contract and Unexpired Leases. Such counterparties shall have until twenty-one (21) days following the date on which Notice of Assumed Executory Contracts and Unexpired Leases or any amendment thereto, as applicable, first identifies the Executory Contract or Unexpired Lease to which such counterparty is a party to File a

written objection to such proposed assumption or cure amount. If the Debtors or Reorganized Debtors, as applicable, and such objecting counterparty cannot resolve such objection prior to the Confirmation Hearing, the Debtors or Reorganized Debtors, as applicable, shall File a notice of hearing with the Bankruptcy Court and such dispute shall be heard and determined by the Bankruptcy Court to the extent such objection is not otherwise resolved and/or adjudicated by the Bankruptcy Court at the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount shall be deemed to have assented to such assumption or cure amount.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any Proofs of Claim filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed satisfied upon the Debtors' payment of the cure relating to such Executory Contract or Unexpired Lease, if any, without further notice to or action, order or approval of the Bankruptcy Court.

C. **Claims Based on Rejection of Executory Contracts and Unexpired Leases**

Unless otherwise provided by a Bankruptcy Court order, any Proofs of Claim asserting Claims arising from the rejection of the Debtors' Executory Contracts and Unexpired Leases pursuant to the Plan or otherwise must be filed with the Bankruptcy Court or the Notice and Claims Agent within thirty (30) days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Proofs of Claim arising from the rejection of the Debtors' Executory Contracts and Unexpired Leases that are not timely filed shall be disallowed automatically, forever barred from assertion, and shall not be enforceable against any Reorganized Debtor without the need for any objection by the Reorganized Debtors or further notice to or action, order, or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtors' Executory Contracts and Unexpired Leases shall constitute General Unsecured Claims and shall be treated in accordance with Section II.C.4.

The Debtors reserve the right to object to, settle, compromise or otherwise resolve any Claim Filed on account of a rejected Executory Contract or Unexpired Lease.

D. Contracts and Leases Entered Into After the Petition Date

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, shall be performed by the Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) shall survive and remain unaffected by entry of the Confirmation Order.

E. Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, nor anything contained in the Plan, nor the Debtors' delivery of a notice of proposed assumption and proposed cure amount to applicable contract and lease counterparties shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

F. Pre-Existing Obligations to the Debtors Under Executory Contracts and Unexpired Leases

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of pre-existing obligations owed to the Debtors or Reorganized Debtors under such Executory Contracts or Unexpired Leases. Notwithstanding any applicable non-bankruptcy law to the contrary, the Debtors and Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties, indemnifications or continued maintenance obligations on goods previously purchased by the contracting Debtors or Reorganized Debtors from counterparties to rejected Executory Contracts or Unexpired Leases.

G. Certain Compensation and Benefit Programs

Notwithstanding anything to the contrary in the Plan, all contracts, agreements, policies, programs and plans in existence on the Petition Date that provided for the issuance of Blue Earth Interests or other Interests in any of the Debtors to current or former employees or directors of the Debtors are, to the extent not previously terminated or rejected by the Debtors, are rejected or otherwise terminated as of the Effective Date without any further action of the Debtors or Reorganized Debtors or any order of the Bankruptcy Court, with rejection damages of $0.00, and any unvested Blue Earth Interests or other Interests granted under any such agreements, policies, programs and plans in addition to any Blue Earth Interests or other Interests granted under such agreements previously terminated or rejected by the Debtors to the extent not previously cancelled shall be cancelled pursuant to Section III. Objections to the treatment of these plans or the Claims for rejection or termination damages arising from the rejection or termination of any such plans, if any, must be submitted and resolved in accordance with the procedures and subject to the conditions for objections to Confirmation. If any such objection is not timely Filed and served before the deadline set for objections to the Plan, each participant in or counterparty to any agreement described in this Section IV.G shall be forever barred from (1) objecting to the rejection or termination provided hereunder, and shall be precluded from being heard at the Confirmation Hearing with respect to such objection; (2) asserting against any Reorganized Debtor, or its property, any default existing as of the Effective Date or any counterclaim, defense, setoff or any other interest asserted or assertable against the Debtors; and (3) imposing or charging against any Reorganized Debtor any accelerations, assignment fees, increases or any other fees as a result of any rejection pursuant to this Section IV.G.

V.

PROVISIONS GOVERNING DISTRIBUTIONS

A. Distributions for Allowed Claims as of the Effective Date

Except as otherwise provided in this Section V, distributions to be made on the Effective Date to Holders of Allowed Claims as provided by Section II or this Section V shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable by the Debtors or the Reorganized Debtors, as applicable.

B. Disbursing Agent

The Disbursing Agent shall make all distributions required hereunder. The Reorganized Debtors (or such Third Party Disbursing Agent) shall be appointed to serve as the Disbursing Agent with respect to all Claims and Interests except that the Litigation Trustee, or its Third Party Disbursing Agent, shall be appointed to serve as the Disbursing Agent with respect to the distributions of the units in the Litigation Trust to Holders of Allowed General Unsecured Claims.

Each of the Reorganized Debtors, the Litigation Trustee and any respective Third Party Disbursing Agents shall have all powers, rights, protections, obligations, and duties afforded or imposed upon the Disbursing Agent under the Plan, or the Litigation Trust, as the case may be, but solely with respect to those Claims and Interests on account of which the applicable Disbursing Agent is designated to make distributions under the Plan and with respect to the Litigation Trust.

The Debtors, the Reorganized Debtors and the Disbursing Agent, as applicable, shall only be required to act and make distributions in accordance with the terms of the Plan, or the Litigation Trust, as the case may be,. Such parties shall have no (i) liability to any party for actions taken in accordance with the Plan or in reliance upon information provided to it in accordance with the Plan or (ii) obligation or liability for distributions under the Plan to any party who does not hold a Claim against the Debtors as of the Distribution Record Date or any other date on which a distribution is made or who does not otherwise comply with the terms of the Plan.

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

C. <u>Delivery of Distributions and Undeliverable Distributions to Holders of Claims</u>

1. Address for Delivery of Distribution.

Except as otherwise provided in the Plan, distributions to holders of Allowed Claims (other than Holders of DIP Claims or Prepetition Note Secured Claims) shall be made to holders of record as of the Distribution Record Date by the Reorganized Debtors as set forth on the latest date of the following documents: (1) to the signatory set forth on any of the Proofs of Claim Filed by such Holder or other representative identified therein (or at the last known addresses of such holder if no Proof of Claim is Filed or if the Debtors have been notified in writing of a change of address); (2) at the addresses set forth in any written notices of address changes delivered to the Reorganized Debtors after the date of any related Proof of Claim; (3) at the addresses reflected in the Schedules if no Proof of Claim has been Filed and the Reorganized Debtors have not received a written notice of a change of address; or (4) on any counsel that has appeared in the Chapter 11 Cases on such Holder's behalf. Subject to this Section V, and unless the Disbursing Agent otherwise determines with respect to a distribution on account of a Claim, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment, or like legal process, so that each holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. The Debtors, the Reorganized Debtors, and the Disbursing Agent shall not incur any liability whatsoever on account of any distributions under the Plan.

2. Undeliverable Distributions

The Disbursing Agent shall make one attempt to make the distributions contemplated hereunder in accordance with the procedures set forth herein. The Disbursing Agent in its sole discretion may, but shall have no obligation to, attempt to locate holders of undeliverable distributions. Any distributions returned to the Disbursing Agent as undeliverable or otherwise shall remain in the possession of the applicable Reorganized Debtor until such time as a distribution becomes deliverable, and no further distributions shall be made to such Holder unless such Holder notifies the Disbursing Agent of its then current address. Any Holder of an Allowed Claim entitled to a distribution of property under the Plan that does not assert a claim pursuant to the Plan for an undeliverable distribution, or notify the Disbursing Agent of such Holder's then current address,

within 180 days after the date such distribution was made shall have its claim for such undeliverable distribution discharged and shall be forever barred from asserting any such claim against the Reorganized Debtors or their respective property, and such distribution shall automatically revest to the Reorganized Debtors, notwithstanding any federal or state escheat laws to the contrary.

3. Distributions to Holders of Prepetition Note Secured Claims

The Reorganized Debtors shall make distributions of 100% of the Reorganized Blue Earth Equity Interests to JIG. The Reorganized Blue Earth Equity Interests will be issued in uncertificated book-entry form, and the distribution of Reorganized Blue Earth Equity Interests to JIG pursuant to the Plan will be evidenced solely by entry of such issuance in the books and records of Reorganized Blue Earth. All subsequent sales and other transfers of Reorganized Blue Earth Equity Interests will be subject to the restrictions set forth in the New Articles of Incorporation and will be valid and recognized only if made in accordance with the terms and conditions set forth in the New Articles of Incorporation.

D. <u>Distribution Record Date</u>

As of 5:00 p.m. (prevailing Pacific Time) on the Distribution Record Date, the transfer registers for Claims shall be closed. The Disbursing Agent shall have no obligation to recognize the transfer or sale of any Claim that occurs after such time on the Distribution Record Date and shall be entitled for all purposes herein to recognize and make distributions only to those Holders who are Holders of Claims as of 5:00 p.m. on the Distribution Record Date.

Except as otherwise provided in a Final Order of the Bankruptcy Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to 5:00 p.m. (prevailing Pacific time) on the Distribution Record Date shall be treated as the Holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date.

E. Minimum Distributions and Fractional Interests

No fractional amount of Reorganized Blue Earth Equity Interests shall be distributed under the Plan.

No distribution of less than twenty-five dollars ($25.00) shall be made by the Disbursing Agent to the holder of any Claim unless a request therefor is made in writing to the Disbursing Agent within 180 days of the Effective Date. Each distribution of less than twenty-five dollars ($25.00) as to which no such request is made shall automatically revest without restriction to the Reorganized Debtors on the 181st day after the Effective Date.

F. Compliance with Tax Requirements

In connection with the Plan and all instruments issued in connection herewith and distributed hereunder, to the extent applicable, the Debtors, the Reorganized Debtors, the Litigation Trustee, the Disbursing Agent, any Third Party Disbursing Agent or any other party issuing any instruments or making any distributions under the Plan shall comply with all applicable Tax withholding and reporting requirements imposed on them by any governmental unit, and all distributions pursuant to the Plan and all related agreements shall be subject to such withholding and reporting requirements. Each of the Debtors, Reorganized Debtors, Litigation Trustee, and the Disbursing Agent or Third Party Disbursing Agent as applicable, shall be authorized to take any actions that may be necessary or appropriate to comply with such withholding and reporting requirements, including applying a portion of any Cash distribution to be made under the Plan to pay applicable Tax withholding. In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and sell such withheld property to generate Cash necessary to pay over the withholding tax. Any amounts withheld pursuant to the immediately preceding sentence shall be deemed to have been distributed and received by the applicable recipient for all purposes of the Plan. Notwithstanding any other provision of the Plan, each Holder of an Allowed Claim receiving a distribution pursuant to the Plan shall have the sole and exclusive responsibility for the satisfying and paying of any Tax obligations imposed on it by any governmental unit on account of such distribution, including income, withholding and other Tax obligations. Any party issuing any instrument or making any distribution to the Plan has the right,

but not the obligation, to not make a distribution until such Holder has made arrangements satisfactory to the issuing or disbursing party for the payment of any tax obligations. In addition, the issuance of Reorganized Blue Earth Equity Interests to JIG shall be in accordance with Section 382(l)(5) of the Internal Revenue Code.

Any party entitled to receive any property as an issuance or distribution under the Plan shall be required, if so requested, to deliver to the Disbursing Agent (or such other Entity designated by the Debtors, which Entity shall subsequently deliver to the Disbursing Agent) an appropriate Form W-9 or (if the payee is a foreign Entity) Form W-8, unless such Entity is exempt under the Internal Revenue Code and so notifies the Disbursing Agent. Unless a properly completed Form W-9 or Form W-8, as appropriate, is delivered to the Disbursing Agent (or such other Entity), the Disbursing Agent, in its sole discretion, may (a) make a distribution net of any applicable withholding, including backup withholding, or (b) reserve such distribution. If the Disbursing Agent reserves such distribution, and the Holder fails to comply with the requirement to deliver the Form W-9 or Form W-8 within 180 days after the Effective Date, such distribution shall be deemed undeliverable in accordance with Section V.C.2.

G. <u>Manner of Payment Under the Plan.</u>

Unless a Holder of an Allowed Claim and the Disbursing Agent otherwise agree, any distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank. Cash payments to foreign creditors may, in addition to the foregoing, be made at the option of the Disbursing Agent in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

H. <u>Time Bar to Cash Payments.</u>

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within 180 days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the Entity to whom such check was originally issued. Any claim in respect of such a voided check shall be made within 30 days after the date upon which such check was deemed void. If no request is made as provided in the preceding sentence, any claims in

respect of such voided check shall be discharged and forever barred and such unclaimed distribution shall automatically revest to the Reorganized Debtors, notwithstanding any federal or state escheat laws to the contrary.

I. Setoffs

Except with respect to claims of a Debtor or Reorganized Debtor released pursuant to the Plan or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Claim and the payments or distributions to be made on account of the Claim the claims, rights and causes of action of any nature that the applicable Debtor or Reorganized Debtor may hold against the Holder of the Claim; *provided, however*, that the failure to effect a setoff shall not constitute a waiver or release by the applicable Debtor or Reorganized Debtor of any claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against the Holder of a Claim; *provided, further, however*, that the Debtor or Reorganized Debtor shall not set off or assert a right of set off against any Prepetition Note Secured Claims or DIP Claims.

The Reorganized Debtors and the Litigation Trustee shall work in good faith to preserve any Causes of Action that could be compromised by the Reorganized Debtors' or the Litigation Trust's, as applicable, proposed set off. If there is a dispute as to how to proceed, such dispute shall be decided by the Court upon notice and motion.

J. Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan, the aggregate consideration paid pursuant to the Plan to Holders with respect to their Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, accrued after the Effective Date.

K. Distributions to Holders of Disputed Claims

Notwithstanding any other provision of the Plan, (1) no payments or distributions will be made on account of a Disputed Claim until such Claim becomes an Allowed Claim, if ever and (2) except as otherwise agreed to by the relevant parties, no partial payments and no partial

distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim have been resolved by settlement or Final Order.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim within 30 days after a Disputed Claim becomes an Allowed Claim (or such lesser period as the Disbursing Agent may determine), the Holder of such Claim shall receive the distribution (if any) to which such Holder would have been entitled under the Plan as of the Effective Date if such claim had been Allowed as of the Effective Date, with interest to be paid on the ultimately Allowed Claim at the Interest Rate from the Effective Date through the distribution date on the delayed payment amount.

L. Distributions to Holders of Allowed General Unsecured Claims

In addition to the obligation to make distributions on account of Disputed Claims within thirty (30) days of their allowance, as set forth herein, the Disbursing Agent, as applicable, will distribute to each Holder of an Allowed General Unsecured Claim its percentage of Cash, provided, however, that the Disbursing Agent may request that the Litigation Trust Board postpone such distribution if it determines that, taking into account the aggregate amount of the distribution and the number of such Holders eligible to receive distributions thereunder, the expense of administering such distribution does not warrant making such distribution.

VI.

DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS

A. Allowance of Claims

After the Effective Date, the Reorganized Debtors and the Litigation Trustee shall have and retain any and all rights and defenses the Debtors had with respect to any Claim immediately prior to the Effective Date, except with respect to any Claim deemed Allowed under the Plan. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code or the Bankruptcy Court has entered a Final Order (including the Confirmation Order) in the Chapter 11 Cases allowing such

Claim. All settled Claims approved prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court pursuant to Bankruptcy Rule 9019 or otherwise shall be binding on all parties.

Any Claim that has been listed in the Schedules as disputed, contingent or unliquidated, and for which no Proof of Claim has been timely filed, is not considered Allowed and shall be expunged without further action and without any further notice to or action, order or approval of the Bankruptcy Court.

B. <u>Prosecution of Objections to Claims or Treatment of Claims in Plan</u>

Except as otherwise specifically provided in the Plan and in the Litigation Trust Agreement, the Debtors, prior to the Effective Date, and the Reorganized Debtors, after the Effective Date, shall have the sole authority: (1) to File, withdraw or litigate to judgment, objections to Claims; (2) to settle or compromise any Disputed Claim without any further notice to or action, order or approval by the Bankruptcy Court; and (3) to administer and adjust the claims register to reflect any such settlements or compromises without any further notice to or action, order or approval by the Bankruptcy Court. All objections to Claims shall be filed on or before the Claims Objection Deadline, which may be extended by the Court after notice and hearing. For the avoidance of doubt, a filing of a notice of hearing seeking an extension of the Claims Objection Deadline on or prior to the existing Claims Objection Deadline shall automatically extend the Claims Objection Deadline through the date the Bankruptcy Court enters a Final Order setting forth the new deadline.

The Reorganized Debtors are authorized to file objections to Claims without being required to concurrently bring any defensive or all affirmative Causes of Action against creditors holding Disputed Claims, without prejudice to the Reorganized Debtors' or Litigation Trust's right to bring any Cause of Action of any type in a second proceeding against the creditor holding a Disputed Claim, including but not limited to the right to bring a subsequent lawsuit, claim objection, or adversary action for affirmative relief.

The Reorganized Debtors and Litigation Trustee shall work in good faith to preserve all Cause of Actions. If there is a dispute as to how to preserve any Cause of Action, such dispute shall be decided by the Court upon notice and motion.

C. **Estimation of Claims**

The Debtors, prior to the Effective Date, and the Reorganized Debtors after the Effective Date, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection. The Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions), and the relevant Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest. Notwithstanding anything to the contrary in this section, if the Holder of a Claim whose Claim is estimated by the Debtor asserts a Claim at any time against the Debtors under section 502(h) of the Bankruptcy Code, such 502(h) claim shall not be subject to the limitation of any Claim of such Holder estimated by this section of the Plan.

VII.

CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

A. **Conditions to Confirmation**

The Bankruptcy Court shall not be requested to enter the Confirmation Order unless and until the following conditions have been satisfied or duly waived pursuant to Section VII.C:

(1) The Bankruptcy Court shall have entered the Disclosure Statement Order in form and substance acceptable to the Plan Proponents.

(2) The Plan and Confirmation Order shall be in form and substance acceptable to the Plan Proponents, and shall have been entered by the Bankruptcy Court no later than July 31, 2016.

B. Conditions to the Effective Date

The Effective Date shall not occur, and the Plan shall not be consummated unless and until the following conditions have been satisfied or duly waived pursuant to Section VII.C:

(1) All documents and agreements necessary to consummate the Plan shall have been effected or executed.

(2) The Confirmation Order shall be in full force and effect, and no stay thereof shall be in effect.

(3) All other documents and agreements necessary to implement the Plan on the Effective Date including without limitation the documents and agreements evidencing the Exit Contingent Note shall have been executed and delivered and all other actions required to be taken in connection with the Effective Date shall have occurred.

(4) All conditions precedent to the effectiveness of the Exit Contingent Note, including the approval of the Exit Contingent Note Documents by the Prepetition Secured Note Guarantors as set forth in the Exit Contingent Note Documents, shall have been satisfied or waived in accordance therewith (except any condition precedent requiring that all conditions to the Effective Date shall have been satisfied or waived).

(5) The New Securities and Documents shall be in form and substance acceptable to the Plan Proponents.

(6) JIG shall have executed applicable documentation for funding the Litigation Trust Funds and the Plan Funding Amount, including but not limited to the JIG Allowed Claim Obligations.

(7) All statutory fees and obligations then due and payable to the Office of the United States Trustee shall have been paid and satisfied in full.

(8) The Effective Date shall occur by August 15, 2016; provided, however, such deadline may be extended by (a) consent of Blue Earth, JIG, and the

Creditors' Committee, which consent shall not be unreasonably withheld or (b) order of the Bankruptcy Court upon cause shown.

C. <u>Waiver of Conditions to Confirmation or the Effective Date</u>

The conditions to Confirmation and the conditions to the Effective Date may be waived in whole or part at any time by (a) the Plan Proponents, and (b) only with respect to the eighth Effective Date condition set forth above, by the Plan Proponents and the Creditors Committee, such waiver not to be unreasonably withheld or in the absence of waiver, either the Plan Proponents or the Creditors' Committee may petition the Bankruptcy Court to extend such deadline upon notice and for cause shown.

D. <u>Effect of Nonoccurrence of Conditions to the Effective Date</u>

The Plan Proponents will not seek to vacate the Plan at any time prior to the Effective Date unless based on a failure of the second condition to Confirmation set forth above. If the Confirmation Order is vacated pursuant to this Section VII.D: (1) the Plan shall be null and void in all respects, including with respect to (a) the discharge of Claims pursuant to section 1141 of the Bankruptcy Code, (b) the assumption, assumption and assignment or rejection of Executory Contracts and Unexpired Leases, as applicable, and (c) the releases described in Section IX.E; and (2) nothing contained in the Plan shall (a) constitute a waiver or release of any claims by or against, or any Interest in, any Debtor or (b) prejudice in any manner the rights of the Debtors or any other party in interest.

VIII.

<u>NON-CONSENSUAL CONFIRMATION</u>

In the event that any Impaired Class of Claims or Interests rejects or is deemed to reject the Plan, the Debtors reserve the right, without any delay in the occurrence of the Confirmation Hearing or Effective Date, to (A) request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code with respect to such non-accepting Class, in which case the Plan shall constitute a motion for such relief and/or (B) amend the Plan in accordance with Section XI.A.

IX.

EFFECT OF CONFIRMATION

A. Dissolution of Official Committee

Upon the Effective Date, the members of the Creditors' Committee shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases, and the Creditors' Committee shall be dissolved, and the retention or employment of the Creditors' Committee's respective attorneys, accountants and other agents shall terminate. Following the Effective Date, the Creditors' Committee's Professionals are entitled to seek payment for the reasonable and documented fees and expenses related to their services provided on or before the Effective Date as well as any reasonable fees and expenses incurred in preparing final fee applications for services rendered prior to the Effective Date. The Creditors' Committee elected representative to the Litigation Trust Board shall remain in full force and effect and shall survive the Creditors' Committee dissolution.

B. Discharge of Claims and Interests

Except as provided in the Bankruptcy Code, Plan, or the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan shall discharge and release of all Claims and Interests arising or existing on or before the Effective Date, including any interest accrued on Claims from and after the Petition Date. From and after the Effective Date, the Debtors shall be discharged from any and all Claims and Interests that arose or existed prior to the Effective Date, subject to the obligations of the Debtors under the Plan.

C. Injunctions

As of the Effective Date, except with respect to the obligations of the Reorganized Debtors under the Plan or the Confirmation Order, all Entities that have held, currently hold or may hold any Claims or Interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action or Liabilities against the Debtors that are waived, discharged or released under the Plan shall be permanently enjoined from taking any of the following enforcement actions against the Debtors, the Reorganized Debtors, the Released Parties, and the Exculpated Parties to the extent of their Exculpation, or any of their respective assets or

property on account of any such waived, discharged or released Claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or Liabilities against the Debtors: (1) commencing or continuing in any manner any action or other proceeding; (2) enforcing, levying, attaching, collecting or recovering in any manner any judgment, award, decree or order; (3) creating, perfecting or enforcing any lien or encumbrance; and (4) commencing or continuing any action, in any manner, in any place to assert any Claim waived, discharged or released under the Plan or that does not otherwise comply with or is inconsistent with the provisions of the Plan. For the avoidance of doubt, this provision shall not enjoin any Entity who holds third-party claims against Entities other than the Debtors.

D. <u>Exculpation</u>

From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability to any Entity, and no Holder of a Claim or Interest, no other party in interest and none of their respective Representatives shall have any right of action against any Exculpated Party for any act taken or omitted to be taken on or after the Petition Date and before the Effective Date in connection with, related to or arising out of the Chapter 11 Cases, any of the Debtors or the Estates or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, any of the Exit Contingent Note Documents, any of the New Securities and Documents, the Restructuring Transactions or any other transactions proposed in connection with the Chapter 11 Cases occurring prior to or on the Effective Date; <u>provided</u>, <u>however</u>, that the foregoing provisions of this Section IX.D shall have no effect on the liability of (1) any Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan or (2) any Exculpated Party that would otherwise result from any act or omission of such Exculpated Party to the extent that such act or omission is determined in a Final Order to have constituted negligence, gross negligence, or willful misconduct (including fraud).

E. **Releases**

Pursuant to section 1123(b) of the Bankruptcy Code and to the extent allowed by applicable law, upon the Effective Date, for good and valuable consideration as described below, the adequacy of which is hereby confirmed, the Debtors, in their individual capacities and as debtors in possession, shall

1. **In consideration for all the obligations JIG has assumed pursuant to this Plan (except for the payment of $100,000.00 specified below in sub-section "2.") including but not limited to the JIG Allowed Claim Obligations, release JIG of any and all potential Causes of Action related directly to the JIG/Committee Disputed Issues; and**

2. **In consideration for the first $100,000.00 funded to the Debtors pursuant to the Plan by JIG pursuant to the obligations JIG has assumed pursuant to this Plan, including but not limited to the JIG Allowed Claim Obligations. forever release, waive, and discharge the Released Parties from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, remedies, actions, Causes of Action, and liabilities, whether for tort, fraud, contract, recharacterization, subordination, violations of federal or state securities laws or laws of any other jurisdiction, or otherwise (other than the rights of the Debtors or Reorganized Debtors to enforce the terms of the Plan and the contracts, instruments, releases, and other agreements or documents delivered in connection with the Plan), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then-existing or thereafter arising, at law, in equity, or otherwise, based in whole or in part on any act, omission, transaction, event or other occurrence, or circumstances taking place on or before the Effective Date, in any way relating to (i) the Debtors or the Chapter 11 Cases; (ii) any investment by any Released Party in any of the Debtors; (iii) any action or omission of any Released Party with respect to any indebtedness under which any Debtor is or was a borrower or guarantor, or any common or**

preferred equity investment in the Debtors (including, without limitation, any action or omission of any Released Party with respect to the acquisition, holding, voting, or disposition of any such investment); (iv) any Released Party in any such Released Party's capacity as an officer, director, employee, or agent of, or advisor to, any Debtor; (v) the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan; (vi) the business or contractual arrangements between any Debtor and any Released Party (except for future or continuing performance obligations in connection with such business or contractual arrangement); (vii) the restructuring of Claims and Interests before or during the Chapter 11 Cases; and (viii) the negotiation, formulation, preparation, or dissemination of the DIP Term Sheet, the Exit Contingent Note, the Exit Contingent Note Documents, the Prepetition Secured Notes, the Plan (including, for the avoidance of doubt, the Plan Supplement), the Disclosure Statement, or related agreements, instruments, or other documents. The Reorganized Debtors shall be bound, to the same extent the Debtors are bound, by the releases and discharges set forth above.

F. Votes Solicited in Good Faith

The Plan Proponents have, and upon confirmation of the Plan shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Plan Proponents (and each of their respective affiliates, agents, directors, officers, members, employees, advisors, and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities offered and sold under the Plan and therefore have not, and on account of such offer and issuance will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer or issuance of the securities offered and distributed under the Plan.

G. Term of Injunctions or Stays

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

X.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date to the fullest amount legally permissible, including but not limited to jurisdiction to:

(1) Allow, disallow, estimate, determine, liquidate, subordinate, reduce, classify, re-classify, estimate or establish the priority or secured or unsecured status of any Claim, Disputed Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the amount, allowance, priority or classification of Claims or Interests;

(2) Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

(3) Resolve any matters related to the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor or Reorganized Debtor may be liable and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

(4) Ensure that distributions to Holders of Claims are accomplished pursuant to the provisions of the Plan;

(5) Decide liquidate or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications

Filed in the Bankruptcy Court involving any Debtor or any Reorganized Debtor that may be pending on the Effective Date or brought thereafter, including but not limited to the litigation of any Cause of Action by the Litigation Trust or the Reorganized Debtor filed after the Effective Date of the Plan

(6) Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order;

(7) Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any contract, instrument, release or other agreement or document that is entered into or delivered pursuant to the Plan or any Entity's rights arising from or obligations incurred in connection with the Plan or such documents;

(8) Modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code; modify the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into, delivered or created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

(9) Hear and determine any matter, case, controversy, suit, dispute, or Causes of Action regarding the existence, nature and scope of the releases, injunctions, and exculpation provided under the Plan, and issue injunctions, enforce the injunctions contained in the Plan and the Confirmation Order, enter and

implement other orders or take such other actions as may be necessary or appropriate to implement, enforce or restrain interference by any Entity with respect to the consummation, implementation or enforcement of the Plan or the Confirmation Order, including the releases, injunctions, and exculpation provided under the Plan;

(10) Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked or vacated or distributions pursuant to the Plan are enjoined or stayed;

(11) Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order;

(12) Enforce, clarify or modify any orders previously entered by the Bankruptcy Court in the Chapter 11 Cases;

(13) Enter a final decree closing the Chapter 11 Cases;

(14) To approve applications for Bankruptcy Rule 2004 Examinations brought by the Litigation Trust and any enforcement orders necessary, including but not limited to pursuant to Bankruptcy Rule 2005;

(15) Determine matters concerning state, local and federal Taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code, including any Disputed Claims for Taxes;

(16) Recover all assets of the Debtors and their Estates, wherever located; and

(17) Hear any other matter over which with the Bankruptcy Court has jurisdiction.

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter, including the matters set forth in this Section X, the

provisions of this Section X shall have no effect upon and shall not control, prohibit or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.

XI.

MISCELLANEOUS PROVISIONS

A. Modification of the Plan

Subject to the restrictions on modifications set forth in section 1127 of the Bankruptcy Code, the Plan Proponents reserve the right to alter, amend or modify the Plan before its substantial consummation. Prior to the Effective Date, the Plan Proponents may make appropriate technical adjustments and modifications to the Plan without further order or approval of the Bankruptcy Court. Holders of Claims that have accepted the Plan shall be deemed to have accepted the Plan, as amended, modified, or supplemented, if the proposed amendment, modification, or supplement does not materially and adversely change the treatment of the Claim of such Holder; *provided*, *however*, that any Holders of Claims who were deemed to accept the Plan because such Claims were Unimpaired shall continue to be deemed to accept the Plan only if, after giving effect to such amendment, modification, or supplement, such Claims continue to be Unimpaired. In the event the Plan Proponents amend the Plan pursuant to section 1127 of the Bankruptcy Code, such modification shall be subject to the consent of the Creditors' Committee, which consent shall not be unreasonably withheld.

B. Revocation of the Plan

The Plan Proponents reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date or at the Confirmation Hearing. If the Plan Proponents revoke or withdraw the Plan as to any or all of the Debtors, or if Confirmation as to any or all of the Debtors does not occur, then the Plan shall be null and void in all respects with respect to such Debtors, and nothing contained in the Plan shall: (1) prejudice in any manner the rights of any such Debtor(s) or any other party in interest with respect to such Debtor(s); or (2) constitute an admission of any sort by any such Debtor(s) or any other party in interest with respect to such Debtor(s). The revocation or withdrawal of the Plan with respect to one or more Debtors shall not require the re-solicitation of the Plan with respect to the remaining Debtors.

C. Conversion or Dismissal of Certain of the Chapter 11 Cases

If the requisite Classes do not vote to accept the Plan or the Bankruptcy Court does not confirm the Plan, the Plan Proponents reserve the right to have any Debtor's Chapter 11 Case dismissed or converted, or to liquidate or dissolve any Debtor under applicable non-bankruptcy procedure or chapter 7 of the Bankruptcy Code.

D. Statutory Fees

All fees payable pursuant to 28 U.S.C. § 1930 after the Effective Date shall be paid by the applicable Reorganized Debtor in accordance therewith until the earlier of the conversion or dismissal of the applicable Chapter 11 Case under section 1112 of the Bankruptcy Code or the closing of the applicable Chapter 11 Case pursuant to section 350(a) of the Bankruptcy Code.

E. Inconsistency

In the event of any inconsistency among the Plan, the Disclosure Statement, or any exhibit or schedule to the Disclosure Statement, the provisions of the Plan shall govern. In the event of any inconsistencies among the Plan and the New Securities and Documents, the New Securities and Documents (as applicable) shall control.

F. Exhibits / Schedules

All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and constitute a part of the Plan as if set forth herein.

G. Section 1145 Exemption

To the maximum extent provided by section 1145(a) of the Bankruptcy Code, the Reorganized Blue Earth Equity Interests issued under the Plan shall be exempt from registration under the Securities Act and any state's securities law registration requirements and all rules and regulations promulgated thereunder.

H. Exemption from Transfer Taxes

Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under or in connection with the Plan, including the Reorganized Blue Earth Equity Interests issued pursuant to the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any

deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan (including, without limitation, the Exit Contingent Note Documents, the Restructuring Transactions, the creation of the Litigation Trust and the New Articles of Incorporation), shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

I. Request for Expedited Determination of Taxes

Reorganized Blue Earth and any Reorganized Debtor may request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, on behalf of the Debtor for any and all taxable periods ending after the Petition Date through, and including, the Effective Date.

J. Severability

If prior to the entry of the Confirmation Order, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court may, at the request of the Plan Proponents, alter and interpret such term or provision to the extent necessary to render it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as so altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remaining terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

K. Governing Law

Except to the extent that (1) the Bankruptcy Code or other federal law is applicable or (2) an exhibit or schedule to the Plan or the Disclosure Statement or any agreement entered into with respect to any of the Restructuring Transactions provides otherwise (in which case the governing law specified therein shall be applicable to such exhibit, schedule or agreement), the rights, duties, and

obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without giving effect to the principles of conflict of laws that would require application of the laws of another jurisdiction.

L. No Admissions

If the Effective Date does not occur, the Plan shall be null and void in all respects, and nothing contained in the Plan shall (1) constitute a waiver or release of any claims by or against, or any interests in, any of the Debtors or any other Entity, (2) prejudice in any manner the rights of any of the Debtors or any other Entity, or (3) constitute an admission of any sort by any of the Debtors or any other Entity.

M. Successors and Assigns

The rights, benefits and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such Entity.

N. Service of Documents

To be effective, any pleading, notice or other document required by the Plan or the Confirmation Order to be served on or delivered to counsel to the Debtors, the Reorganized Debtors, the Creditors' Committee and JIG must be sent by overnight delivery service, facsimile transmission, courier service or messenger to:

(1) **The Debtors and the Reorganized Debtors**

PACHULSKI STANG ZIEHL & JONES LLP
150 California Street, 15th Floor
San Francisco, CA 94111
Tel. / Fax: (415) 263-7000 / (415) 263-7010
Debra I. Grassgreen / John W. Lucas

Attorneys for the Debtors and Reorganized Debtors

(2) **Creditors' Committee (through the Effective Date only)**

FELDERSTEIN FITZGERALD
WILLOUGHBY & PASCUZZI LLP
400 Capitol Mall, Suite 1750
Sacramento, CA 95814
Tel. / Fax: (916) 329-7400 / (916) 329-7435
Thomas A. Willoughby, Esq.

(3) **JIG**

KILPATRICK TOWNSEND & STOCKTON LLP
1100 Peachtree Street, NE, Suite 2800
Atlanta, Georgia 30309-4530
Telephone: (404) 815-6500
Todd C. Meyers, Esq. - Fax: (404) 541-3307
Paul M. Rosenblatt, Esq. - Fax: (404) 541-3373

(4) **Office of the U.S. Trustee**

OFFICE OF THE UNITED STATES TRUSTEE
235 Pine Street, Suite 700
San Francisco, CA 94104
Tel: (415) 705-3333 / Fax: (415) 705-3379
Attn: Lynette Kelly, Attorney for U.S. Trustee

(5) **The Litigation Trust (after the Effective Date)**

Bradley Sharp
Development Specialists, Inc.
333 S Grand Ave
Suite 4070
Los Angeles, CA 90071-1544
213/617-2717
213/617-2718 (Fax)

XII. CONFIRMATION REQUEST

The Plan Proponents request Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

Dated: July 20, 2016

PACHULSKI STANG ZIEHL & JONES LLP

By: */s/ John W. Lucas*
Jeffrey N. Pomerantz
Debra I. Grassgreen
John W. Lucas
Malhar S. Pagay

Attorneys for the Debtors

Respectfully submitted,

Blue Earth, Inc., on its own behalf and on behalf of each affiliate Debtor

By: [signature]
Name: G. Robert Powell
Title: Chief Executive Officer

Respectfully submitted,

Jackson Investment Group, LLC

By:____________________
Name: Richard L. Jackson
Title: Chief Executive Officer

XII. CONFIRMATION REQUEST

The Plan Proponents request Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

Dated: July 20, 2016

PACHULSKI STANG ZIEHL & JONES LLP

By: */s/ John W. Lucas*
Jeffrey N. Pomerantz
Debra I. Grassgreen
John W. Lucas
Malhar S. Pagay

Attorneys for the Debtors

Respectfully submitted,

Blue Earth, Inc., on its own behalf and on behalf of each affiliate Debtor

By:____________________
Name: G. Robert Powell
Title: Chief Executive Officer

Respectfully submitted,

Jackson Investment Group, LLC

By: [signature]
Name: Richard L. Jackson
Title: Chief Executive Officer

PACHULSKI STANG ZIEHL & JONES LLP
ATTORNEYS AT LAW
SAN FRANCISCO, CALIFORNIA

EXHIBIT A

(Articles of Incorporation for Reorganized Blue Earth)

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 8708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Blue Earth, Inc.	
2. Registered Agent for Service of Process	[X] Commercial Registered Agent:] Noncommercial Registered Agent **OR** [ ] Office or Position with Entity	
(check only one box)	Name of Title of Office or Other Position with Entity	CSC Services of Nevada, Inc. 2215-B Renaissance Drive Las Vegas, NV 89119
3. Authorized Stock: *(number of shares corporation authorized to issue)*	125,000,000 Number of shares with par value: $0.001 Par value:	0 Number of shares without par value:
4. Names & Addresses, of Board of Directors/Trustees: *(each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)*	Richard L. Jackson Name 235 Pine Street, Suite 1100, San Francisco, CA 94104 Street Address City State Zip Code	
5. Purpose: *(optional-see instructions)*	The purpose of this Corporation shall be:	
6. Names, Address	Alex Chung	/S/ Alex Chung

and Signature of Incorporator:	Name		Signature	
	c/o Phillips Nizer LLP, 666 Fifth Avenue	New York	NY	10103
(attached additional page there is more than one incorporator)	Street Address	City	State	Zip Code

7. ***Certificate of Acceptance of Appointment of Registered Agent:***	I hereby accept appointment as Registered Agent for the above named Entity.	
	Authorized Signature of R.A. or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Schedule 3
to
Articles of Incorporation of Blue Earth, Inc.

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock," The total number of shares that the Corporation is authorized to issue is one hundred twenty-five million (125,000,000) shares. One hundred million (100,000,000) shares shall be Common Stock and twenty-five million (25,000,000) shares shall be Preferred Stock, each with a par value of $0.001 per share.

Subject to the provisions of these Articles of Incorporation, the Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuances of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority or the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and the distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or series and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share Payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(I) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund, and

(g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series.

EXHIBIT B

(List of Assumed Executory Contracts and Unexpired Leases)

TO BE FILED SEPARATELY

EXHIBIT C

(Principal Exit Contingent Note Documents)

Original Issue Date: July [___], 2016

$________________________

AMENDED AND RESTATED [6]% SENIOR SECURED NOTE DUE JULY 30, 2021

FOR VALUE RECEIVED, the undersigned maker (the "Borrower") hereby promises to pay to the order of Jackson Investment Group, LLC (together with successors and assigns, the "Lender"), the principal sum of ______________________ DOLLARS ($________) on July 30, 2021 (the "Maturity Date"), or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Lender on the aggregate outstanding principal amount of this Note in accordance with the provisions hereof.

Pursuant to the Plan (as defined below), the principal sum set forth above represents the assumption by Blue Earth, Inc. of a combination of the Plan Funding Amount (as defined below), a substantial portion of the DIP Obligations (as defined below) and a portion of the Pre-Petition Obligations (as defined below). This Note: (a) amends and restates in their entirety the Pre-Petition Notes (as defined below); and (b) consolidates and evidences (i) $______________ for the Plan Funding Amount; (ii) $____________ in Pre-Petition Obligations, and (iii) $______________ in DIP Obligations.

Section 1. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note, the following terms shall have the following meanings:

"Asset Sale" means (i) the sale of any equity interests of any Loan Party or any Subsidiary thereof, or (ii) the sale of all or substantially all of the asset of any Loan Party or any Subsidiary thereof.

"Blue Earth" means Blue Earth, Inc., a Nevada corporation.

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

"Cases" means the voluntary petitions for relief in respect of the Debtors under chapter 11 of the Bankruptcy Code filed in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on March 23, 2016 (the "Petition Date") and commenced a jointly administered Case No. 16-30296-DM.

"Debtors" means Blue Earth, Inc., a Nevada corporation, as debtor and debtor in possession in the Cases, and Blue Earth Tech, Inc., a Nevada Corporation, as debtor and debtor in possession in the Cases.

"DIP Loans" means the extensions of credit made available to the Debtors during the pendency of the Cases pursuant to (i) that certain Debtor-in-Possession Term Sheet, dated as of March 21, 2016, by and among the Debtors the Lender, (ii) the Interim Order entered on March 24, 2016 in the Cases, (iii) the Final Order entered on April 29, 2016 in the Cases and (iv) the Amended Final Order entered on June ____, 2016 in the Cases.

"DIP Obligations" means, the DIP Loans, together with all accrued and unpaid interest thereon and all unpaid fees and expenses relating to the debtor in possession financing provided by Lender to Debtors during the pendency of the Cases.

"Event of Default" shall have the meaning set forth in Section 6.

"Guarantor" means (i) each of the Subsidiaries party to the Guaranty and (ii) any other Person that now or hereafter is a party to the Guaranty or otherwise agrees to guaranty this Note Obligations.

"Guaranty" means the Amended and Restated Guaranty Agreement, dated as of even date herewith, by and among the Guarantors in favor of the Lender, as amended, restated, supplemented or otherwise modified from time to time.

"Insolvent" shall have the meaning specified thereto in Section 1-201(23) of the UCC.

"Interest Payment Date" shall have the meaning set forth in Section 2(a).

"Lien" means, with respect to any asset, any mortgage, deed to secured debt, deed of trust, lien, pledge, charge, security interest, security title, preferential arrangement which has the practical effect of constituting a security interest or encumbrance, servitude or encumbrance of any kind in respect of such asset to secure or assure payment of a debt or a guarantee, whether by consensual agreement or by operation of statute or other law, or by any agreement, contingent or otherwise, to provide any of the foregoing.

"Loan Parties" means, collectively, the Borrower and the Guarantors or any successor, permitted transferee or permitted assign thereof.

"Obligations" means any and all obligations, liabilities and indebtedness of Borrower to Lender arising under this Note, including without limitation, the obligation to repay principal and to pay all interest (including, but not limited to, interest calculated at the default rate and post-petition interest in any proceeding under any applicable bankruptcy law), fees, costs, expenses and other charges arising under this Note and the other Transaction Documents, of any and every kind and nature, howsoever created,

arising or evidenced and howsoever owned, held or acquired, whether now or hereafter existing, whether now due or to become due.

"Permitted Indebtedness" shall mean unsecured trade debt incurred in the ordinary course of business of Borrower.

"Permitted Liens" shall mean: (i) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with generally accepted accounting principles, (ii) Liens imposed by law which were incurred in the ordinary course of business, such as carriers', warehousemen's and mechanics' Liens, statutory landlords' Liens, and other similar Liens arising in the ordinary course of business, and (iii) Liens in favor of Lender.

"Person" shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

"Plan" means that certain Joint Plan of Reorganization of the Debtors under title 11 of the United States code, as in effect from time to time (the "Bankruptcy Code") pursuant to a confirmation order date July ____, 2016.

"Plan Funding Amount" means the amount provided by Lender to fund the payment obligations pursuant to and as stated in the Plan, including but not limited to the JIG Allowed Claim Obligations as defined in the Plan.

"Pre-Petition Notes" shall mean the following secured promissory notes issued by Blue Earth pursuant to that certain Note Purchase Agreement, dated as of September 10, 2015 (the "Pre-Petition NPA"), by and between Blue Earth and the Lender: 15% Senior Secured Note due February 29, 2016 made and executed on September 10, 2015, 9% Senior Secured Note due February 29, 2016 made and executed on December 11, 2015, 9% Senior Secured Note due February 29, 2016 made and executed on February 11, 2016, 9% Senior Secured Note due March 31, 2016 made and executed on February 29, 2016, 9% Senior Secured Note due May 18, 2016 made and executed on March 18, 2016 and 9% Senior Secured Note due May 18, 2016 made and executed on March 21, 2016.

"Pre-Petition Obligations" shall mean all of the obligations of Blue Earth to Lender under the Pre-Petition NPA and the Pre-Petition Notes, including all obligations to pay the outstanding principal amount of the Notes, together with all accrued and unpaid interest thereon.

"Security Agreement" shall mean the Amended and Restated Pledge and Security Agreement, dated of even date herewith, by and among the Loan Parties and the Lender, as amended, restated, supplemented, or otherwise modified from time to time.

"Subsidiary" shall mean, with respect to any specified Person, any other corporation, partnership, joint venture, association or other entity in respect of which such specified person or entity directly or indirectly either (i) owns not less than a majority of the overall economic equity or (ii) has the power to elect a majority of the board of directors (or individuals serving a function similar to that of a board of directors of a corporation).

"Transaction Documents" means this Note, the Guaranty, the Security Agreement and any other document, instrument or agreement entered into by the Parties in connection therewith.

"UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York, or in any other applicable or specified jurisdiction.

Section 2. Interest.

a) Payment of Interest in Cash. Interest shall accrue on the aggregate then outstanding principal amount of this Note at the rate of six percent (6%) per annum, which shall be payable by the Borrower to the Lender on the Maturity Date in cash.

b) Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the date of this Note until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made.

Section 3. Payment. The entire outstanding principal amount of this Note, together with all accrued and unpaid interest hereon, shall be due and payable in full by Borrower to Lender on the Maturity Date (as the same may be accelerated by Lender as a result of the occurrence of any Event of Default in accordance with Section 6). The Borrower may, at its option, voluntarily prepay this Note at any time without penalty or premium.

Section 4. Representations and Warranties. The Borrower represents and warrants to the Lender that each of the Transaction Documents have been duly executed and delivered by the Loan Parties party thereto and constitute the legal, valid and binding obligations of such Loan Party, enforceable against such Loan Party in accordance with their respective terms, except as such enforceability may be limited by general principals of equity or applicable regulatory, bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' right and remedies.

Section 5. Covenants. Without the prior written consent of the Lender and for so long as any Obligations under this Note or the other Transaction Documents remain outstanding:

a) the Borrower shall, and shall cause each other Loan Party to, maintain and preserve (i) its existence and good standing in the jurisdiction of its organization and (ii)

its qualification to do business and good standing in each jurisdiction where the nature of its business makes such qualification necessary;

b) the Borrower shall not, and shall not permit any Loan Party to, directly or indirectly, in any single transaction or series of related transactions (i) to be a party to any merger or consolidation, (ii) consummate any investment (other than (A) investments made in cash equivalents, (B) investments made by the Borrower in respect of any other Loan Party and (C) investments made by any Loan Party in any other Loan Party), or (iii) consummate any Asset Sale;

c) the Borrower shall, and shall cause each Loan party to: (i) comply in all material respects with federal, state and other applicable securities laws, and (ii) comply in all material respects with the requirements with all other applicable laws, rules, regulations and orders of any governmental authority (including all environmental laws);

d) the Borrower shall not, and shall not permit any Loan Party to create, form or otherwise permit to exist any new Subsidiaries unless the Borrower first gives written notice to the Lender of such proposed new Subsidiary and, if requested by the Lender, such new Subsidiary shall join the Guarantee in order to guaranty the Obligations and become a Loan Party under the Transaction Documents;

e) the Borrower shall not, and shall not permit any Loan Party to, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its Equity Interests including, without limitation any debt, preferred stock or other instrument or security that may be, at any time during its life, and under any circumstance, convertible into or exchangeable or exercisable for shares of Equity Interests, convertible security or debt securities;

f) the Borrower shall not, and shall not permit any Loan Party to, other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness of any kind, including but not limited to, a guarantee of any indebtedness, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom; and

g) the Borrower shall not, and shall not permit any Loan Party to, other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom.

<u>Section 6</u>. <u>Events of Default</u>.

a) "<u>Event of Default</u>", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i. any default in the payment of (A) the principal amount of this Note, or (B) interest or other amount (other than principal which is covered by preceding clause (A) above) on, or liquidated damages in respect of, the Note, as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured, within 5 Business Days; or

ii. any Loan Party shall fail to observe or perform any other covenant contained in this Note or any other Transaction Document which failure is not cured, if possible to cure, within the earlier to occur of 30 days after the earlier of notice of such sent by the Lender or upon such Loan Party becoming aware of such failure; or

iii. any representation or warranty made herein, in any written statement pursuant hereto or thereto, or in any other report, financial statement or certificate made or delivered to the Lender shall be untrue or incorrect in any material respect as of the date when made or deemed made; or

iv. (i) any Loan Party shall commence a case, as debtor, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or any Loan Party commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to any Loan Party or (ii) there is commenced a case against any Loan Party, under any applicable bankruptcy or insolvency laws, as now or hereafter in effect or any successor thereto which remains undismissed for a period of 60 days; or (iii) any Loan Party is adjudicated by a court of competent jurisdiction insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or (iv) any Loan Party suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or (v) any Loan Party makes a general assignment for the benefit of creditors; or (vi) any Loan Party shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or (vii) any Loan Party shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (viii) any Loan Party shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or (ix) any corporate or other action is taken by any Loan Party for the purpose of effecting any of the foregoing; or

v. any Loan Party, without the prior written consent of the Lender, shall be a party to a change of control transaction.

b) Remedies Upon Event of Default. Notwithstanding the foregoing, Lender shall refrain from exercising any remedies against the Borrower under this Note to the

extent that such exercise would (as determined in the good faith judgment of Lender) render such Borrower Insolvent. Upon an Event of Default, the Lender shall have the right to declare that the full principal amount of this Note, together with all interest, fees, expenses and all other amounts owing in respect thereof under this Note and the Transaction Documents is immediately due and payable in cash via wire transfer. Lender by written notice to Borrower may charge default interest commencing on the date of any Event of Default, at the rate of two percent per annum above the non-default interest rate applicable under this Note, or such lower maximum amount of interest permitted to be charged under applicable law. The Lender need not provide and the Borrower hereby waives any presentment, demand, protest or other notice of any kind, and the Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law in connection with an Event of Default. Such declaration may be rescinded and annulled by Lender at any time prior to payment hereunder and the Lender shall have all rights as a Note holder until such time, if any, as the full payment in cash under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. In addition to and not in limitation of the foregoing, (i) upon the occurrence and during the continuance of any Event of Default, the Lender shall have all rights and remedies provided for under this Note, the other Transaction Documents and under applicable law, (ii) no remedy of Lender herein or therein conferred or reserved is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given to Lender under this Note and each other Transaction Document or now or hereafter existing at law or in equity or by statute, (iii) no delay or omission to exercise any right or power accruing upon any default, omission or failure of performance hereunder shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient, and (iv) in order to exercise any remedy reserved to the Lender under this Note or any other Transaction Document, it shall not be necessary to give any notice, other than such notice as may be herein expressly required or in such other Transaction Document.

Section 7. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Lender hereunder shall be in writing and delivered personally, by facsimile, by e-mail, sent by a nationally recognized overnight courier service, addressed to the Borrower, at the address set forth above, Attn: Chief Executive Officer, or to [_________] or such other address or facsimile number as the Borrower may specify for such purposes by notice to the Lender delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Borrower hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to the Lender at the facsimile telephone number or address of the Lender appearing on the books of the Borrower, or if no such facsimile telephone number or address appears, at the principal place of business of the Lender. Any notice or other communication or deliveries hereunder shall be deemed

given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section or via email prior to 5:30 p.m. (New York City time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (New York City time) on the date of transmission and earlier than 11:59 p.m. (City of Los Angeles time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, (iv) upon actual receipt by the party to whom such notice is required to be given or (v) upon receipt when sent by e-mail, provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. Time is of the essence of this Note. This Note is a direct debt obligation of Borrower. This Note ranks senior to all other indebtedness of the Borrower.

c) Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Borrower shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Borrower.

d) Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, SHAREHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED IN THE STATE AND FEDERAL COURTS SITTING IN NEW YORK CITY, NEW YORK (SUCH COURTS REFERRED TO HEREIN AS THE "NEW YORK COURTS"). EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE NEW YORK COURTS FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE

JURISDICTION OF ANY SUCH COURT, OR SUCH NEW YORK COURTS ARE IMPROPER OR INCONVENIENT VENUE FOR SUCH PROCEEDING. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS NOTE AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY. IF EITHER PARTY SHALL COMMENCE AN ACTION OR PROCEEDING TO ENFORCE ANY PROVISIONS OF THIS NOTE, THEN THE PREVAILING PARTY IN SUCH ACTION OR PROCEEDING SHALL BE REIMBURSED BY THE OTHER PARTY FOR ITS ATTORNEYS' FEES AND OTHER COSTS AND EXPENSES INCURRED WITH THE INVESTIGATION, PREPARATION AND PROSECUTION OF SUCH ACTION OR PROCEEDING. NOTHING IN THIS NOTE OR ANY OTHER TRANSACTION DOCUMENT SHALL AFFECT ANY RIGHT THAT THE LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

e) Waiver. Any waiver by the Lender of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Lender to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

f) Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Borrower from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this

indenture, and Borrower (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Lender, but will suffer and permit the execution of every such power as though no such law has been enacted.

g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and shall continue to accrue interest through, but not including such date of payment.

h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

i) Successors and Assigns. This Note shall be binding upon Borrower's successors and assigns.

j) Secured Obligation. The obligations of the Borrower under this Note are secured by certain assets of the Loan Parties pursuant to the Security Agreement, and guaranteed by the Guarantors pursuant to the Guaranty.

k) Assignment. The Lender may sell, transfer, assign, pledge, or otherwise dispose of all or any portion of this Note to any person or entity. No Borrower may assign or delegate its obligations under this Note to any other Person without the prior written consent of the Lender.

l) Amendment and Restatement; No Novation. This Note constitutes an amendment and restatement of the Pre-Petition Notes and a consolidation of the remaining Pre-Petition Obligations, Plan Funding Amount and the DIP Obligations effective from and after the date of this Note, and supersedes and replaces in their entirety the Pre-Petition Notes. The execution and delivery of this Note and the other Transaction Documents shall not constitute a novation of any Pre-Petition Obligations.

m) Setoff Limitations. The obligations Borrower owes to Lender under this Note cannot be used to offset Lender's obligations under the Plan, including but not limited to the Plan Funding Amount.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Borrower has caused this Amended and Restated Senior Secured Note to be duly executed by a duly authorized officer as of the date first above indicated.

BLUE EARTH, INC., a________ corporation [as successor to Blue Earth, Inc., a Nevada corporation]

By: ________________________
Name:
Title:

[Signature page to Amended and Restated Senior Secured Promissory Note]

EXHIBIT D

(Litigation Trust Agreement)

LITIGATION TRUST AGREEMENT

THIS LITIGATION TRUST AGREEMENT (the "Litigation Trust Agreement"), dated as of ________, 2016, by and among Blue Earth, Inc. and its undersigned subsidiary (collectively, the "Reorganized Debtors") and Bradley D. Sharp, Sr. (the "Litigation Trustee"), is hereby executed in order to establish a litigation trust (the "Litigation Trust") pursuant to the *First Amended Joint Plan of Reorganization of the Debtors Proposed by the Debtors and Jackson Investment Group, LLC* [Docket No. __] (the "Plan"). Unless the context otherwise provides, capitalized terms used in this Litigation Trust Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Plan.

RECITALS

WHEREAS, on March 21, 2016, each of the Debtors filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of California (the "Court");

WHEREAS, on May [#], 2016, the Debtors filed the Plan with the Court;

WHEREAS, on ________, 2016 the Court entered the Confirmation Order [Docket No. ___] (the "Confirmation Order");

WHEREAS, the Litigation Trust is established pursuant to the Plan, which provides for the appointment of the Litigation Trustee to pursue the Trust Causes of Action and distribute the proceeds from any judgments, settlements, or recoveries therefrom (the "Litigation Trust Proceeds" and, together with the Trust Causes of Action and the Litigation Trust Fund, the "Litigation Trust Assets") to each Holder of an Allowed Class 4A and Class 4B General Unsecured Claim and each of their respective successors, assigns, and heirs (collectively, the "Beneficiaries");

WHEREAS, the Litigation Trustee shall be the exclusive trustee of the assets of the Litigation Trust for purposes of 31 U.S.C. § 3713(b) and Internal Revenue Code section 6012(b)(3);

WHEREAS, the Litigation Trustee has agreed to serve as such upon the terms and subject to the conditions set forth in this Litigation Trust Agreement;

WHEREAS, the Litigation Trustee shall, subject to the terms of this Litigation Trust Agreement, have the exclusive authority to prosecute the Trust Causes of Action;

WHEREAS, the Litigation Trust is intended to qualify as a "liquidating trust" within the meaning of Treasury Regulations section 301.7701-4(d) and as a "grantor trust" pursuant to the Internal Revenue Code section 671-677 for United States federal income tax purposes, with the Beneficiaries treated as the grantors and owners of the Litigation Trust Assets; and

NOW, THEREFORE, in accordance with the Plan and in consideration of the promises and mutual covenants and agreements contained herein, the validity and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
ESTABLISHMENT OF TRUST

Section 1.1 Name of Trust. The trust created by the Litigation Trust Agreement shall be known as the "Blue Earth Litigation Trust" and shall be referred to herein as the Litigation Trust. The Litigation Trust shall have a separate existence from all of the Reorganized Debtors. In no circumstance shall the Litigation Trust or Litigation Trustee be the representative of any Reorganized Debtor, and the Litigation Trustee shall use his best efforts to conspicuously show that the Litigation Trustee represents the Litigation Trust, which should not be confused with the Reorganized Debtors. The Litigation Trust is the trust created pursuant to Section III.G of the Plan.

Section 1.2 Declaration of Trust. In consideration of the confirmation and consummation of the Plan under the Bankruptcy Code, the Debtors, the Reorganized Debtors and the Litigation Trustee have executed this Litigation Trust Agreement and, effective on the Effective Date of the Plan, in accordance with Section III.G of the Plan, the Debtors and the Debtors' Estates are hereby deemed to have irrevocably assigned, transferred, conveyed and delivered, to the Litigation Trust (i) all the right, title and interests of the Debtors and the Debtors' Estates in and to the Litigation Trust Assets with no reversionary interest whatsoever therein of the Debtors, to have and to hold forever, in trust nevertheless, under and subject to the terms and conditions set forth in this Litigation Trust Agreement and in the Plan for the benefit of the Beneficiaries and their successors and assigns permitted under the Plan and this Litigation Trust Agreement; and (ii) the Litigation Trustee shall be vested with the attorney-client privilege and the work product privilege with respect to the Litigation Trust Assets, subject to the provisions of Section 1.7 of this Litigation Trust Agreement. The use and distribution of the Litigation Trust Assets shall be made in accordance with this Litigation Trust Agreement and the Plan.

Section 1.3 Purpose. The Litigation Trust is established for the purposes of liquidating the Litigation Trust Assets and making distributions (if any) to the Beneficiaries in accordance with Treasury Regulations section 301.7701-4(d) with no objective to continue or engage in the conduct of a trade or business. In the event of any inconsistency between the recitation of the duties and powers of the Litigation Trustee as set forth in the Litigation Trust Agreement and as set forth in the Plan, the provisions of the Plan shall govern.

Section 1.4 Transfer of Litigation Trust Assets.

(a) In accordance with the provisions of the Plan, on the Effective Date, the Debtors and the Reorganized Debtors hereby irrevocably and absolutely transfer, assign, convey, and deliver and are deemed to have irrevocably and absolutely transferred, assigned, conveyed, and delivered to the Litigation Trust, without recourse, all of their respective rights, title, and interest (whether legal, beneficial, or otherwise) in and to all of the Litigation Trust Assets (including any such assets comprising or subject to the attorney-client privilege with respect to

the Litigation Trust Assets), all of which assets are, and are hereby deemed, transferred to the Litigation Trust effective as of the Effective Date, and in each case all of the foregoing transferred assets shall automatically vest solely in the Litigation Trust free and clear of all Claims, Liens, encumbrances or Interests, subject only to the Plan. For the avoidance of doubt, the Litigation Trust Assets shall not include the Retained Causes of Action.

(b) To the extent any Litigation Trust Assets cannot be transferred to the Litigation Trust because of a restriction on transferability under applicable nonbankruptcy law that is not superseded by Bankruptcy Code section 1123 or any other provision of the Bankruptcy Code, the Litigation Trustee shall specifically identify such Litigation Trust Assets (the "Retained Assets") and deliver in writing to the Reorganized Debtors a list of the Retained Assets. The applicable Reorganized Debtors shall use commercially reasonable efforts to retain the Retained Assets; provided that the Reorganized Debtors are not required to incur any expenses in connection with its obligation to retain Litigation Trust Assets and shall not be required to take any action in connection with such obligation except at the sole cost and expense of the Litigation Trust. The Litigation Trustee shall be deemed to have been designated as a representative of the Reorganized Debtors pursuant to section 1123(b)(3)(B) of the Bankruptcy Code to enforce and pursue the Retained Assets on behalf of the Reorganized Debtors.

(c) To the extent the Litigation Trustee's liquidation of any Litigation Trust Assets and the Reorganized Debtors' liquidation of any objections to Disputed Claims and/or Retained Causes of Action are interrelated (such as a Litigation Trustee's preference cause of action and a Reorganized Debtor's claim objection), or where bringing one claim, cause of action or objection will affect other claims, causes of action or objections (e.g. through claim splitting or other doctrines), the Litigation Trustee and the Reorganized Debtors shall reasonably cooperate in their efforts regarding such matters. If there is a dispute as to how to proceed, upon motion the Court shall decide such dispute.

Section 1.5 <u>Vesting of Causes of Action</u>. Subject to the prior written approval of the Litigation Trust Board, on and after the Effective Date, the Litigation Trustee, on behalf of the Litigation Trust, shall have the exclusive right to investigate, prosecute, abandon, settle, or compromise any of the Trust Causes Actions, subject to the provisions of this Litigation Trust Agreement and without further order of the Court, in any court or other tribunal, including, without limitation, in an adversary proceeding filed in one or more of the Chapter 11 Cases.

Section 1.6 <u>Acceptance by the Litigation Trustee.</u> The Litigation Trustee is willing and hereby accepts the appointment to serve as Litigation Trustee pursuant to this Litigation Trust Agreement and the Plan, and agrees to observe and perform all duties and obligations imposed upon the Litigation Trustee by this Litigation Trust Agreement and under the Plan, including, without limitation, to accept, hold, and liquidate the Litigation Trust Assets, make distributions (if any) to the Beneficiaries and to otherwise carry out the purpose of the Litigation Trust in accordance with the terms and subject to the conditions set forth herein and in the Plan. Under no circumstance shall the Litigation Trustee be authorized or contend he is authorized to incur liability on behalf of the Debtors' Estates or the Reorganized Debtors, and any and all liability incurred by the Litigation Trustee, whether for expenses of prosecution, payment of sanctions, or otherwise, shall be the exclusive liability of the Litigation Trust and not the liability of the Debtors' Estates or the Reorganized Debtors.

Section 1.7 Books and Records.

(a) The Debtors' and the Creditors' Committee's counsel, financial advisors and other professionals shall provide to the Litigation Trustee documents and other information gathered, and relevant work product developed, during the Chapter 11 Cases in connection with its investigation of the Trust Causes of Action.

(b) The Reorganized Debtors shall preserve and maintain their books and records related to the Trust Causes of Action ("Trust Books and Records") until five years from the date of this Litigation Trust Agreement. The Reorganized Debtors will, on the reasonable request of the Litigation Trustee, deliver copies of Trust Books and Records that are responsive to such reasonable requests, subject to appropriate confidentiality and privilege arrangements and restrictions.

(c) The Debtors, the Reorganized Debtors, the Litigation Trust Board (including its members) and the Litigation Trustee agree that they all share a common interest with regard to information related to Litigation Trust Assets (which shall include the Trust Books and Records) (the "Common Interest Information"), and they desire, intend and mutually agree that the exchange of Common Interest Information is not intended to, and shall not, waive any evidentiary privileges, protections or immunities, including without limitation the attorney-client privilege, work-product privilege or other privilege or immunity attaching to any such documents or information (whether written or oral).

(d) The Litigation Trustee agrees to keep confidential all Common Interest Information and shall not disclose Common Interest Information to any third party without the prior written consent of the Reorganized Debtors, which consent shall not be unreasonably withheld. It is anticipated that if the Litigation Trustee brings any type of attorney malpractice action, the Litigation Trust shall be entitled to waive the attorney client privilege respecting such representation. Any dispute regarding whether consent is unreasonable shall be resolved on motion to the Court.

(e) Notwithstanding anything to the contrary herein: (i) the Litigation Trustee does not have possession, custody or control over any of the books and records of the Reorganized Debtors within the meaning of the Federal Rules of Civil Procedure and shall have no power over the books and records of the Debtors or Reorganized Debtors beyond the rights granted herein; (ii) the Reorganized Debtors will not be required to incur any out of pocket expenses and shall be entitled to reimbursement from the Litigation Trust for the reasonable and documented expenses incurred in discharging their commitments or satisfying any requests of the Litigation Trustee hereunder (such expenses constituting a Priority Distribution of the First priority, provided, however, that such expenses constituting legal fees shall constitute a Priority Distribution of the Third priority); and (iii) the Litigation Trust or Litigation Trustee shall not solicit or approach any person employed (as of the time of the solicitation or approach) by Debtors or Reorganized Debtors absent prior written consent of the Reorganized Debtors.

ARTICLE II
FUNDING OF THE LITIGATION TRUST

Section 2.1 Litigation Trust Funding. All Litigation Trust Expenses, including all fees and expenses of the Litigation Trustee and the Professionals (as defined in Section 4.4 herein), shall be funded solely from the Litigation Trust Assets. The Debtors and the Reorganized Debtors shall not have any liability or obligation whatsoever with respect to the funding or payment of any Litigation Trust Expenses. Subject to the terms herein, the Litigation Trustee may enter into litigation funding agreements or otherwise obtain financing (a "Litigation Funding Agreement") if the Litigation Trust Board deems it necessary to sufficiently prosecute the Trust Causes of Action. The Litigation Trust shall not require any Beneficiary to fund expenses of the Litigation Trust and the Litigation Trust shall not make any cash calls from the Beneficiaries.

Section 2.2 Litigation Trust Expenses. The Litigation Trustee, the Litigation Trust Board, and all Professionals shall have no personal liability in the event there are insufficient funds to pay the Litigation Trust Expenses.

ARTICLE III
LITIGATION TRUST ASSETS

Section 3.1 Liquidation of Litigation Trust Assets. Subject to the terms of this Litigation Trust Agreement and the prior written approval of the Litigation Trust Board, the Litigation Trustee shall investigate, pursue, litigate, settle, compromise, transfer, sell, dispose of and/or abandon all or any of the Trust Causes of Action, reduce the Trust Causes of Action to cash proceeds and make distributions of the cash proceeds to the Beneficiaries as required under the Plan and this Litigation Trust Agreement. The Litigation Trustee's actions with respect to disposition of the Litigation Trust Assets shall in all events be taken in a manner so as reasonably to maximize the value of the Litigation Trust Assets and the distribution to the Beneficiaries, giving due regard to the cost, risk and delay of any course of action.

Section 3.2 Distribution of Litigation Trust Assets.

(a) Distributions. Subject to the prior written approval of the Litigation Trust Board, the Litigation Trustee shall distribute the proceeds or property derived from the Trust Causes of Action, if any, as, when, and to the extent provided for under the Plan and in a manner consistent with this Litigation Trust Agreement as soon as is practicable after the receipt of such proceeds or property. Distributions from the Litigation Trust, if any, shall be made by the Litigation Trustee or a Third Party Disbursing Agent according to the following priorities:

First, to repay any Litigation Trust Expenses, including fees and expenses incurred by the Litigation Trustee and any Professionals retained by the Litigation Trustee, all in accordance with Section 4.5 herein;

Second, to repay, on a *pro rata* basis: (i) to JIG, $400,000 (on account of funding the Litigation Trust Fund and the Book Report Amount); (ii) to JIG, in an amount equal to the total amount of 40% payments funded by JIG pursuant to the Plan treatment for Class

4 in excess of $1.4 million; and (iii) with respect to the Allowed Fee Claim of Felderstein Fitzgerald Willoughby & Pascuzzi LLP, the balance of such Allowed Fee Claim not paid as an Administrative Claim pursuant to the Plan;

Third, to the Litigation Trust Board members, in accordance with Section 5.5, for reasonable and necessary expenses (but not third party professional fees) incurred in carrying out his or her duties as a member of the Litigation Trust Board; and

Fourth, any remaining proceeds shall be distributed to the Beneficiaries in accordance with the allocation set forth in the following paragraph titled "Plan Treatment of Classes 4A and 4B" and otherwise pursuant to the terms of this Litigation Trust Agreement.

The First, Second and Third priority distributions (the "Priority Distributions") shall first be paid from proceeds of the Trust Causes of Action other than the Trust Cause of Action arising from or related to the October 2015 Hedge Fund Transaction, and only the deficiency in payment of the Priority Distributions, if any, shall be paid from the proceeds of the Causes of Action related to the October 2015 Hedge Fund Transaction. This allocation will be determined based on an aggregate of all proceeds recovered by the Litigation Trust, and no proceeds of the Trust Cause of Action arising from or related to the October 2015 Hedge Fund Transaction shall be distributed until such time as the Priority Distributions have been paid in full (the "Priority Allocation").

The "Plan Treatment of Classes 4A and 4B" is set forth in the Plan.

For the avoidance of doubt, the Reorganized Debtors shall have no liability to any party with respect to any distributions from the Litigation Trust or any entitlements thereto.

(b) Time of Distributions. In accordance with the Plan, and other than the initial JIG 40% distribution, distributions to the Beneficiaries, in accordance with their respective interests in the Litigation Trust and pursuant to this Litigation Trust Agreement, shall be made on such dates selected by the Litigation Trustee with the prior written approval of the Litigation Trust Board (each such date, an "Initial or Subsequent Distribution Date", or a "Distribution Date").

(c) Disputed Reserve Account. The Litigation Trustee shall establish a reserve (the "Disputed Reserve") to account for General Unsecured Claims that have not been Allowed as of the Initial Distribution Date (the "Disputed Claims"). The Litigation Trustee shall deposit into the Disputed Reserve on the Initial Distribution Date and each Subsequent Distribution Date, pending resolution of Disputed Claims, the distribution that would otherwise be distributable in accordance with the Litigation Trust in respect of such Disputed Claims, if such Disputed Claim had then constituted an Allowed Claim entitled to receive a distribution in accordance with the Plan. The Litigation Trustee shall reserve in Cash or other property, for distribution on account of each applicable Disputed Claim, the full amount distributable pursuant to the Litigation Trust with respect to the asserted amount (or such lesser amount as may be estimated by the Court). The Litigation Trustee shall make a distribution from the Disputed Reserve for Disputed Claims to the holder of any Disputed Claim included in such Disputed Reserve whose Claim becomes an Allowed Claim (and therefore becomes a Beneficiary

hereunder to the extent of the amount of such Allowed Claim) on the Subsequent Distribution Date after the date such Disputed Claim becomes an Allowed Claim. The Disputed Reserve shall be treated as a "disputed ownership fund" within the meaning of Treasury Regulations section 1.468B-9. In addition, the Litigation Trustee will pay from the applicable Litigation Trust Assets on a current basis any taxes owed on any net income or gain of such Disputed Reserve. The Disputed Reserve shall only contain distributions that are to be made from the Litigation Trust, and shall not contain distributions that are to be made directly pursuant to the Plan (i.e., the 40% initial distribution for Allowed Claims in Class 4).

Section 3.3 Delivery of Distributions. Distributions shall be made to the Beneficiaries at the addresses set forth on the Schedules, unless such addresses are superseded by proofs of claim or transfers of claim filed pursuant to Bankruptcy Rule 3001 by the Record Date (or at the last known addresses of such holders if the Litigation Trustee has been notified in writing of a change of address). The Litigation Trustee shall have the discretion to determine how to make distributions in the most efficient and cost-effective manner possible; provided, however, that its discretion may not be exercised in a manner inconsistent with any express requirements of the Plan or this Litigation Trust Agreement.

Section 3.4 No Partial Distributions. The Litigation Trustee shall not be required to make any partial distributions to any holder of any Disputed Claims pending resolution of such Disputed Claims, provided that, the foregoing shall not limit, impair or otherwise affect the right of such holder to receive, in accordance with the Plan and this Litigation Trust Agreement, a distribution in respect of any other claims of such holder that are Allowed Claims.

Section 3.5 Undeliverable Distributions. If any distribution pursuant to the Litigation Trust is returned as undeliverable, the Litigation Trustee may but is not obligated to, make such efforts to determine the current address of the Beneficiary to whom such distribution was made as the Litigation Trustee deems appropriate, but no distribution to any Beneficiary shall be made unless and until the Litigation Trustee has determined the then-current address of such Beneficiary, at which time the distribution to such Beneficiary shall be made to such Beneficiary without interest. Any Litigation Trust distribution that is returned as undeliverable shall become the property of the Litigation Trust, and the entitlement by the Beneficiary to such distribution or any subsequent distribution on account of such Beneficiary's interests therein shall be extinguished and forever barred. All funds or other property that vests or revests in the Litigation Trust pursuant to this Article shall be distributed by the Litigation Trustee to the other Beneficiaries in accordance with the provisions of this Litigation Trust Agreement. Distributions that are to be made directly by the Reorganized Debtors pursuant to the Plan that are returned as undeliverable shall remain property of the Reorganized Debtors.

Section 3.6 Fractional Cents. The Litigation Trustee shall not be required to make distributions or payments of fractions of cents. Whenever any payment of a fraction of a cent under this Litigation Trust Agreement would otherwise be called for, the actual payment shall reflect a rounded down of such fraction to the nearest whole cent.

Section 3.7 Minimum Distributions. The Litigation Trustee shall not be required to, but may in its sole and absolute discretion, make distributions to any Beneficiary in an amount less than $25. In addition, the Litigation Trustee shall not be required to, but may in its sole and

absolute discretion, make any payment to a Beneficiary in the event that the cost of making such payment exceeds the amount of such payment. Any funds remaining in the Litigation Trust shall be transferred to the Reorganized Debtors.

Section 3.8 Compliance with Tax Requirements. In connection with making distributions under this Litigation Trust Agreement, the Litigation Trustee shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions shall be subject to such withholding and reporting requirements. The Litigation Trustee may withhold all or the appropriate portion of any distribution due to any Beneficiary until such time as such Beneficiary provides the necessary information to comply with any withholding requirements of any governmental unit. Any amounts so withheld will then be paid by the Litigation Trust to the appropriate authority, but deemed to have been distributed to and received by the applicable Beneficiary for all purposes of this Litigation Trust Agreement and the Plan. If the Beneficiary fails to provide the information necessary to comply with any withholding requirements of any governmental unit within six (6) months from the date of first notification to the holder of the need for such information or for the Cash necessary to comply with any applicable withholding requirements, then such Beneficiary's distribution may be treated as an unclaimed distribution in accordance with Section 3.9 of this Litigation Trust Agreement or the amount required to be withheld may be so withheld and turned over to the applicable authority.

Section 3.9 Unclaimed Property. Any distribution of Cash under this Litigation Trust Agreement that is unclaimed after six (6) months after it has been delivered (or attempted to be delivered) shall become the property of the Litigation Trust, notwithstanding any state or other escheat or similar laws to the contrary, and the entitlement by the Beneficiary to such distribution or any subsequent distribution on account of such Beneficiary's interest therein shall be extinguished and forever barred. Nothing contained in the Plan or this Litigation Trust Agreement shall require the Litigation Trustee to attempt to locate any Beneficiary. All funds or other property that vests or revests in the Litigation Trust pursuant to this Article shall be distributed by the Litigation Trustee to the other Beneficiaries in accordance with the provisions of this Litigation Trust Agreement.

ARTICLE IV
RIGHTS, POWERS AND DUTIES OF LITIGATION TRUSTEE

Section 4.1 Appointment. Pursuant to Section III.G of the Plan, the Litigation Trustee shall become the Litigation Trustee as of the Effective Date.

Section 4.2 Legal Title. The Litigation Trust shall hold legal title to the Litigation Trust Assets except that the Litigation Trustee may cause legal title or evidence of title to any of the Litigation Trust Assets to be held by any nominee or person, on such terms, in such manner and with such power as the Litigation Trustee may determine advisable.

Section 4.3 General Powers.

(a) Except as otherwise provided in the Plan or in this Litigation Trust Agreement, and subject to the retained jurisdiction of the Court as provided for herein, in the

Plan or the Confirmation Order, the Litigation Trustee may control and exercise authority over the Litigation Trust Assets, the acquisition, management and disposition thereof and the management and conduct of the affairs of the Litigation Trust, provided, however, that such control and authority over the Litigation Trust Assets shall be subject to the provisions of Section 4.3(c) of this Litigation Trust Agreement and the prior written approval of the Litigation Trust Board as required under this Litigation Trust Agreement. The Litigation Trustee shall execute all agreements and other documents with the signature "Bradley D. Sharp, Sr., in his capacity as the Litigation Trustee of the Blue Earth Litigation Trust" and shall commence or appear in any civil action or proceeding in his own name, in his capacity as the Litigation Trustee of the Blue Earth Litigation Trust.

(b) Except as provided in the Plan or otherwise specified in the Litigation Trust Agreement, the Litigation Trustee need not obtain an order or approval of the Court in the exercise of any power, rights, or discretion conferred hereunder, or account to the Court.

(c) Notwithstanding the foregoing, the Litigation Trustee shall have the right to submit to the Court any questions the Litigation Trustee or the Litigation Trust Board may desire to have explicit approval of the Court for the taking of any specific action proposed to be taken by the Litigation Trustee with respect to the Litigation Trust Assets, the Litigation Trust, this Litigation Trust Agreement, the Plan, or the administration and distribution of the Litigation Trust Assets, provided, however, that any specific action proposed to be taken by the Litigation Trustee be in accordance with the terms of this Litigation Trust Agreement and the Plan;

(d) With respect to all Litigation Trust Assets, the Litigation Trustee shall be deemed the Estates' "representative" in accordance with section 1123(b)(3)(B) of the Bankruptcy Code.

(e) In connection with the management of the Litigation Trust Assets, except as otherwise expressly limited in this Litigation Trust Agreement, the Litigation Trustee shall have the power and authority, subject to approval by the Litigation Trust Board, as necessary, to:

(i) accept, preserve, receive, collect, manage and supervise the Trust Causes of Action pursuant to the Plan and this Litigation Trust Agreement, provided that the Litigation Trustee shall not sue any of the Reorganized Debtors, Released Parties or Exculpated Parties, or any of the foregoing parties' respective Representatives, except as otherwise provided in the Plan or Confirmation Order;

(ii) establish and maintain one or more depository, escrow, or other accounts to hold Cash or cash equivalents constituting Litigation Trust Assets;

(iii) adopt, execute, deliver or file all plans, agreements, certificates and other document and instruments necessary or appropriate to implement the Litigation Trust;

(iv) maintain appropriate books and records;

(v) to make investments as permitted in Section 4.6 hereof, and as deemed appropriate by the Litigation Trustee;

(vi) file appropriate tax returns and other reports on behalf of the Litigation Trust or with respect to its assets or income and pay Taxes or other obligations owed by the Litigation Trust or with respect to its assets or income; and

(vii) exercise such other powers and duties as necessary or appropriate, in accordance with this Litigation Trust Agreement, to accomplish the purposes of the Litigation Trust as set out herein; provided that the Litigation Trustee shall obtain the prior written consent of the Reorganized Debtors before publicly disclosing any press releases or publicity materials related to the Litigation Trust or the Litigation Trust Assets.

Section 4.4 Retention of Attorneys, Accountants and Other Professionals. Subject to the prior written approval of the Litigation Trust Board, the Litigation Trustee may retain the following professionals (the "Professionals") to aid in the performance of his responsibilities pursuant to the terms of the Plan and this Litigation Trust Agreement (the Professionals of the Litigation Trustee may be the same):

(a) Such law firm(s) as pre-approved by the Litigation Trust Board, which the Litigation Trustee determines are necessary to perform such functions as may be appropriate to carry out the primary purposes of the Litigation Trust. The Litigation Trustee may also engage such law firm(s) on a contingent fee basis as permitted by applicable law.

(b) An independent public accounting firm to, if necessary, audit the financial books and records of the Litigation Trust, to prepare and file all federal, state and local tax returns and related tax forms on behalf of the Litigation Trust that the Litigation Trustee is obligated to prepare, provide and file, and to perform such other reviews and/or audits as the Litigation Trustee may deem advisable to carry out the primary purposes of the Litigation Trust.

(c) Such forensic accountants, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as are advisable to carry out the purposes of the Litigation Trust.

(d) Subject to the prior written approval of the Litigation Trust Board, the Litigation Trustee may commit the Litigation Trust to and shall pay all such Professionals reasonable compensation from the Litigation Trust Assets or other available funds for services rendered and expenses incurred in accordance with this Litigation Trust Agreement. The Litigation Trustee may also enter into a Litigation Funding Agreement if the Litigation Trustee, with the prior written approval of the Litigation Trust Board, deems it necessary to sufficiently prosecute the Trust Causes of Action.

Section 4.5 Compensation of Litigation Trustee.

(a) Prior to execution of this Litigation Agreement, the Plan Proponents negotiated with and authorized the payment of reasonable compensation from the Litigation Trust Assets to the Litigation Trustee for services rendered and expenses incurred in fulfilling its duties pursuant to this Litigation Trust Agreement. In accordance with the foregoing, the Litigation Trustee will be entitled to the following fees, which shall be paid solely from the Litigation Trust Assets: $50,000 plus three percent 3% of all recoveries exceeding $1,000,000.

The Litigation Trustee shall also be entitled to reimbursement, solely from the Litigation Trust Assets, of reasonable and documented expenses, including, but not limited to, reasonable and necessary travel expenses, long distance telephone tolls, messenger and delivery service, the costs of terminal time for computer research, postage, and the cost of outside photocopying of materials. Any fees of a Third Party Disbursing Agent shall be paid by the Litigation Trustee from his/her/its fixed and contingent fee compensation. Actual costs of a disbursement, including but not limited to mailing costs may be reimbursed.

(b) On or before the last day of each month: (i) the Litigation Trustee shall provide a monthly statement to the Litigation Trust Board of the compensation and reimbursement of expenses that the Litigation Trustee is entitled to for the preceding month for services provided under the Litigation Trust Agreement; and (ii) each Professional shall provide a monthly statement to the Litigation Trustee and the Litigation Trust Board of the compensation and reimbursement of expenses incurred for the preceding month for services provided under the Litigation Trust Agreement; provided, however, that failure of any of the Litigation Trustee or Professionals to serve a monthly statement on the Litigation Trustee and the Litigation Trust Board for any one or more months shall not waive or impair the right of such Professionals to subsequently seek compensation for all or any number of such months in a later statement delivered to the Litigation Trustee and the Litigation Trust Board. The Litigation Trust Board and the Litigation Trustee will have fourteen (14) calendar days from the date such statement(s) are received to review the statement(s) and object to any payments by serving a written objection on the Litigation Trustee or Professional, as applicable, which objection shall set forth the precise nature of the objection and the amount at issue. The parties shall attempt to resolve objections consensually, if any, to any monthly statement. If the parties are unable to reach a consensual resolution of any such objection, either party may bring such dispute before the Court upon proper notice to the other party, and the disputed portion of the invoice shall not be paid until the dispute is resolved. The undisputed portion of such fees and expenses shall be paid as provided above.

Section 4.6 Limitation on Investment Powers of Litigation Trustee. Other than funds maintained in operating accounts in an amount deemed appropriate by the Litigation Trust to pay the current costs, expenses and obligations of the Litigation Trust, the Litigation Trustee may invest any monies held at any time as a part of the Litigation Trust, *provided, however,* that any such investments shall be only in interest-bearing deposits, certificates of deposit, or repurchase obligations of any federally insured banking institution or short term investments and obligations of, and unconditionally guaranteed as to payment by, the United States of America and its agencies or instrumentalities, pending the need to make disbursements thereof in payment of costs, expenses, and liabilities, of the Litigation Trust or to make a distribution to the Beneficiaries and shall in any event be limited to such permissible investments described in IRS Revenue Procedure 94-45 (or successor guidance) of a "liquidating trust" within the meaning of Treasury Regulations section 301.7701-4(d).

Section 4.7 Liability.

(a) No Liability for Acts of Predecessors. No successor Litigation Trustee shall be in any way responsible for the acts or omissions of any Litigation Trustee in office prior to the date on which such successor becomes the Litigation Trustee, unless a successor Litigation

Trustee expressly assumes such responsibility.

(b) No Implied Obligations. The Litigation Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth herein, and no implied covenants or obligations shall be read into this Litigation Trust Agreement against the Litigation Trustee.

(c) No Liability for Good Faith Error of Judgment. The Litigation Trustee shall not be liable for any error of judgment made in good faith, unless it shall be proved that the Litigation Trustee was grossly negligent or acting with willful misconduct in ascertaining the pertinent facts.

(d) Reliance by Litigation Trustee on Documents of Advice of Legal Counsel or Other Persons. Except as otherwise provided herein, the Litigation Trustee may rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, or other paper or document believed by the Litigation Trustee to be genuine and to have been signed or presented by the proper party or parties. The Litigation Trustee also may engage and consult with legal counsel for the Litigation Trust and other agents and advisors and shall not be liable for any action taken or suffered by the Litigation Trustee in reliance upon the advice of such counsel, agents or advisors.

(e) Limitation on Liability. Except for acts of reckless or willful misconduct, fraud or gross negligence, willful disregard of the Litigation Trustee's duties or material breach of this Litigation Trust Agreement, Persons dealing with the Litigation Trustee, or seeking to assert claims against the Litigation Trust, shall look only to the Litigation Trust Assets to satisfy any liability incurred by the Litigation Trustee to any such person in carrying out the terms of this Litigation Trust Agreement, and the Litigation Trustee and any of his/her designees, partners, affiliates, agents, employees, representatives and Professionals shall have no personal, individual obligation or recourse of any nature or kind whatsoever to satisfy any such liability.

Section 4.8 Indemnification, Exculpation and Reimbursement. The Litigation Trustee and the Litigation Trust Board Members shall perform the duties and obligations imposed on the Litigation Trustee and the Litigation Trust Board Members by this Litigation Trust Agreement with reasonable diligence and care under the circumstances. Neither the Litigation Trustee nor the Litigation Trust Board Members shall be personally liable to the Litigation Trust, to any Beneficiary, holder of a Claim or any other Person (or any predecessor or successor thereto) for any reason whatsoever, except for such of their own acts as shall constitute reckless or willful misconduct, fraud, gross negligence, willful disregard of their duties or material breach of this Litigation Trust Agreement. An error by the Litigation Trustee leading to an incorrect distribution amount to a Beneficiary will be deemed gross negligence, which is not subject to indemnification. Except as aforesaid, the Litigation Trustee and the Litigation Trust Board Members shall be defended, held harmless and indemnified from time to time from the Litigation Trust Assets (but not from or by the Beneficiaries or any of the parties released under the Plan), against any and all losses, claims, costs, expenses and liabilities to which the Litigation Trustee may be subject by reason of the Litigation Trustee's and/or the Litigation Trust Board Member's execution in good faith of their duties under this Litigation Trust Agreement. Without limiting the generality of the foregoing, the Litigation Trustee and/or the Litigation Trust Board Members

shall have no liability to any Beneficiary or holder of a Claim against the Debtors or Reorganized Debtors on account of the Litigation Trustee's investment or non-investment of any Litigation Trust Assets or any losses with respect to any such investments of Litigation Trust Assets, provided such investments are made, or the Litigation Trustee's decision not to invest any Litigation Trust Assets in any case is made, in accordance with the terms of this Litigation Trust Agreement. The Litigation Trustee and/or the Litigation Trust Board Members shall not be obligated to give any bond or surety or other security for the performance of any of its duties, unless ordered by the Court. All amounts payable pursuant to this Section 4.8 to the Litigation Trustee and/or the Litigation Trust Board Members shall be paid solely from the Litigation Trust Assets.

Section 4.9 Action Upon Instructions. If in performing the Litigation Trustee's duties under this Litigation Trust Agreement, the Litigation Trustee is required to decide between alternate courses of action, or the Litigation Trustee is unsure of the application of any provision of the Litigation Trust Agreement or the Plan, then the Litigation Trustee may promptly deliver a notice to the Litigation Trust Board requesting written instructions as to the course of action to be taken by the Litigation Trustee. If the Litigation Trustee does not receive such written directions within fourteen (14) calendar days after the Litigation Trustee has delivered such notice, the Litigation Trustee may, but shall be under no duty to, take or refrain from taking such action not inconsistent with the Litigation Trust Agreement as the Litigation Trustee shall deem advisable.

Section 4.10 Tax Matters.

(a) Tax Filings and Notices. The Litigation Trustee shall prepare and provide to, or file with, the appropriate taxing authorities and other required parties such notices, tax returns and other filings, including all federal, state and local tax returns for the Litigation Trust, as may be required under the Bankruptcy Code, the Plan, or by other applicable law, including, if required under applicable law, notices required to report interest or dividend income ("Tax Reports"). The Litigation Trustee shall be responsible for payment, solely out of the Litigation Trust Assets, of any taxes imposed on the Litigation Trust or the Litigation Trust Assets. The Litigation Trustee may request an expedited determination of the taxes owed by the Litigation Trust under section 505(b) of the Bankruptcy Code for any tax return for which such determination may be requested. To the extent required by applicable law and, if not so required, then when specifically requested by a Beneficiary in writing, the Litigation Trustee shall provide such Beneficiary with such tax information as is necessary for the preparation by such Beneficiary of such Beneficiary's income tax return. If such tax information is provided at the specific request of a Beneficiary (and not as required by applicable law), then such Beneficiary shall pay a reasonable fee to the Litigation Trustee, in an amount to be then determined by the Litigation Trustee, together with all costs and expenses incurred by the Litigation Trustee in providing such tax information to such Beneficiary. In connection with the Litigation Trustee's performance of its duties pursuant to this Litigation Trust Agreement, the Litigation Trustee may require any Beneficiary to furnish to the Litigation Trustee its employer or taxpayer identification number as assigned by the Internal Revenue Service, together with such other information, returns or forms as the Litigation Trustee may determine are required, and the Litigation Trustee may condition any distribution to any Beneficiary upon such receipt of such identification number, any other information and returns and forms as are required for the

Litigation Trustee to comply with Internal Revenue Service requirements. Notwithstanding anything to the contrary herein, the Litigation Trustee or its Professionals shall distribute at least annually to the Beneficiaries (as such may have been determined at such time) its net income (net of any payment of or provision for taxes), except for amounts retained as reasonably necessary to maintain the value of the Litigation Trust Assets.

(b) Liquidating Trust. The Litigation Trustee will file tax returns pursuant to Treasury Regulations section 1.671-4(a) on the basis that Litigation Trust is a grantor trust that is a "liquidating trust" within the meaning of Treasury Regulations section 301.7701-4(d) and related regulations. Pursuant to such provisions, for federal income tax purposes the Litigation Trustee will allocate to the Beneficiaries their applicable shares of any income, gain, deduction, loss and credit of such grantor trust, and such Beneficiaries will be subject to tax thereon on a current basis. As soon as reasonably practicable after the close of each calendar year, the Litigation Trustee will send each affected Beneficiary a statement setting forth such Beneficiary's share of the Litigation Trust's income, gain, deduction, loss and credit for the year and will instruct the holder to report all such items on his, her or its tax return for such year and pay any tax due with respect thereto.

(c) Withholdings. The Litigation Trustee shall (i) withhold, deduct, and pay over to the appropriate taxing authority any amount required to be withheld under tax laws with respect to any distribution pursuant to this Litigation Trust Agreement and (ii) comply with any reporting requirements imposed by any federal, state, local, or foreign taxing authority. Any tax withheld shall be treated as distributed to the distributee for purposes of this Litigation Trust Agreement.

(d) Tax Year. The taxable year of the Litigation Trust shall, unless otherwise required by the Internal Revenue Code, be the calendar year.

(e) Valuation of Litigation Trust Assets. As soon as reasonably practicable after the Effective Date, (a) the Litigation Trustee, with approval of the Litigation Trust Board, will determine the fair market value of the Litigation Trust Assets (other than Cash) as of the Effective Date, based on a good faith determination and the advice of any professional retained by the Litigation Trustee for such purpose and (b) the Litigation Trustee shall establish appropriate means to apprise the Beneficiaries of the grantor trust portion of the Litigation Trust of the valuation of such holder's interest in the Litigation Trust. The Debtors, the Litigation Trust, the Litigation Trustee, the Litigation Trust Board and the Beneficiaries will use such values consistently for all federal income tax purposes.

Section 4.11 Records of Litigation Trustee. The Litigation Trustee shall maintain accurate records of receipts and disbursements and other activity of the Litigation Trust. The books and records maintained by the Litigation Trustee, as well as any and all other books and records obtained from the Debtors or the Reorganized Debtors may be disposed of by the Litigation Trustee at such time as the Litigation Trustee determines that the continued possession or maintenance of such books and records is no longer necessary for the benefit of the Litigation Trust or the Beneficiaries, or upon the dissolution of the Litigation Trust, all after consultation with the parties who provided the books and records and approval of the Litigation Trust Board.

Section 4.12 Timely Performance. The Litigation Trustee will make continuing efforts to prosecute, collect, compromise and settle the Trust Causes of Action and administer, maintain and make timely distributions to the Beneficiaries, and not unduly prolong the duration of the Litigation Trust.

Section 4.13 Litigation Trust Board Consent and Consultation Rights. The Litigation Trustee shall consult with the Litigation Trust Board regularly and at all such times when the Litigation Trustee deems it necessary or appropriate in connection with carrying out the purposes of the Litigation Trust and shall obtain approvals from the Litigation Trust Board as required under this Litigation Trust Agreement. Furthermore, and notwithstanding anything to the contrary in this Litigation Trust Agreement, the Litigation Trustee shall obtain the prior written consent from a majority of the Litigation Trust Board for the following matters:

(i) to investigate, prosecute, settle, compromise, abandon and release the Trust Causes of Action; provided, however, that: (i) no member of the Litigation Trust Board may cast a vote with respect to any matter to which it is a party (if applicable); and (ii) the Litigation Trustee may seek Court approval of a proposed settlement of a Trust Cause of Action if the Litigation Trust Board fails to consider a proposed settlement within thirty (30) days of receiving notice of such proposed settlement;

(ii) to file judicial or administrative proceedings on any and all of the Trust Causes of Action as proposed by the Litigation Trustee or any member of the Litigation Trust Board;

(iii) to make distributions to the Beneficiaries pursuant to this Litigation Trust Agreement;

(iv) to retain any Professionals the Litigation Trustee may deem advisable in connection with the administration of the Litigation Trust or the exercise of his other powers set out herein and to compensate and reimburse such Professionals from the Litigation Trust Assets, subject in all respect to the terms of this Litigation Trust Agreement;

(v) to purchase insurance indemnifying the Litigation Trustee and the members of the Litigation Trust Board and to indemnify (and purchase insurance indemnifying) the employees, agents, Professionals and representatives of the Litigation Trust, the Litigation Trust Board, or the Litigation Trustee, to the fullest extent that a corporation organized under the laws of the Litigation Trust's domicile is from time to time entitled to indemnify its directors, officers, employees, agents and representatives;

(vi) to delegate any or all of the discretionary power and authority herein conferred at any time with respect to all or any portion of the Litigation Trust to any one or more reputable individuals without liability for any action taken or omission made because of such delegation, except for such liability as is expressly provided for in this Litigation Trust Agreement; and

(vii) to dissolve the Litigation Trust.

Section 4.14 Resignation. The Litigation Trustee may resign as Litigation Trustee by

giving written notice of its resignation to the Reorganized Debtors and the Litigation Trust Board. The Litigation Trustee shall continue to serve as trustee for the shorter of (i) ninety (90) days following the tender of the notice of resignation; and (ii) until the appointment of a successor Litigation Trustee shall become effective in accordance with Section 4.16 of this Litigation Trust Agreement.

Section 4.15 Removal of Litigation Trustee. The Litigation Trustee may be removed by the Court for cause shown on a motion by any party in interest or as set forth in Section 5.4 herein.

Section 4.16 Appointment of Successor Litigation Trustee. In the event of the death (in the case of a Litigation Trustee that is a natural person), dissolution (in the case of a Litigation Trustee that is not a natural person), resignation, incompetency or removal of the Litigation Trustee, the Litigation Trust Board shall designate a successor Litigation Trustee. Such appointment shall specify the date when such appointment shall be effective. Every successor Litigation Trustee appointed hereunder shall execute, acknowledge and deliver to the Court and to the retiring Litigation Trustee and its Professionals an instrument accepting the appointment and shall additionally file with the Court an affidavit demonstrating that such Person is disinterested, as defined by section 101(14) of the Bankruptcy Code, and thereupon the successor Litigation Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Litigation Trustee. If the Litigation Trust Board members cannot agree on the choice of a successor Litigation Trustee, upon motion the Court will appoint the successor Litigation Trustee from candidates proposed by the Litigation Trust Board members.

ARTICLE V
LITIGATION TRUST BOARD

Section 5.1 Establishment of Litigation Trust Board. On the Effective Date, the Litigation Trust Board shall be established, using the procedures described herein.

Section 5.2 Composition; Replacement. The Litigation Trust Board shall be initially constituted with two (2) members, with (1) member designated by each of the following parties: the Jackson Investment Group, LLC and the Creditors' Committee. In the event there is a tie vote by and among the members of the Litigation Trust Board, the Litigation Trustee shall cast the deciding vote. In the case of an inability or unwillingness of any member of the Litigation Trust Board to serve, such member may be replaced first, by appointment made by the exiting member, second, by designation of the remaining member of the Litigation Trust Board if the exiting member fails to appoint a replacement member within fifteen (15) calendar days of notice, and third, by designation of the Litigation Trustee without the requirement of a vote by the other member of the Litigation Trust Board if the remaining member fails to appoint a replacement member within fifteen (15) calendar days of the exiting member's failure to do so. Each replacement member of the Litigation Trust Board must be a Beneficiary of the Litigation Trust. The Litigation Trust Board will continue to fully function even while a position on the Litigation Trust Board remains vacant. The Litigation Trust Board may appoint non-voting *ex officio* members to the Litigation Trust Board. Upon a member no longer being a Beneficiary of the Litigation Trust, such member will be deemed to have resigned as of when such member

ceased to be a Beneficiary of the Litigation Trust. In the event JIG shall become the sole Beneficiary of the Litigation Trust, the Litigation Trust Board shall have only one (1) member, and JIG's appointee shall be the sole member of the Litigation Trust Board.

Section 5.3 By-Laws. The Litigation Trust Board shall govern its proceedings through the adoption of by-laws, which the Litigation Trust Board shall adopt by majority vote. In the event the Litigation Trust Board is deadlocked in any vote, the Litigation Trustee shall decide the issue.

Section 5.4 Removal of Trustee. The Litigation Trust Board may, by majority vote, remove the Litigation Trustee in its discretion. If the requisite approval is not obtained, the Litigation Trustee may be removed by the Court for cause shown as set forth in Section 4.15 herein.

Section 5.5 Expenses.

(a) Each member of the Litigation Trust Board shall be entitled to the reimbursement of the member's reasonable and necessary expenses (but not third party professional fees) in carrying out his or her duties as a member of the Litigation Trust Board. The reimbursement of expenses of the Litigation Trust Board members shall be paid out of the Litigation Trust Assets.

(b) On or before the last date of each month following the month for which reimbursement is sought, each member of the Litigation Trust Board shall serve upon the Litigation Trustee and the other members of the Litigation Trust Board a monthly statement of expenses incurred in carrying out the member's duties, *provided, however*, that failure of any of the members of the Litigation Trust Board to serve a monthly statement for any one or more months shall not waive or impair the right of such Litigation Trust Board to subsequently seek compensation for all or any number of such months in a later statement. The Litigation Trustee and the other members of the Litigation Trust Board will have fourteen (14) calendar days from the date such statement is received to review the statement and object to such statement by serving a written objection on the member of the Litigation Trust Board making the request, which objection shall set forth the precise nature of the objection and the amount at issue. At the expiration of the fourteen (14) calendar day period, the Litigation Trustee shall promptly pay 100% of the amounts requested, except for the portion of such expenses to which an objection has been made. The parties shall attempt to consensually resolve objections, if any. If the parties are unable to reach a consensual resolution of any such objection, the party which received an objection may seek payment by filing a motion with the Court on proper notice to the Litigation Trustee.

Section 5.6 Standard of Care; Exculpation. Neither the Litigation Trust Board nor any of its members or any duly designated agent or representatives of any such party shall be liable for the act, default or misconduct of any other member of the Litigation Trust Board or the Litigation Trustee, nor shall any member be liable for anything other than such member's own gross negligence or willful misconduct. The Litigation Trust Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other Professionals, and shall not be liable for anything done or omitted or

suffered to be done in accordance with the advice or opinions. If the Litigation Trust Board determines not to consult with counsel, accountants or other Professionals, it shall not be deemed to impose any liability on the Litigation Trust Board, or its members and/or designees. Litigation Trust Board members shall be receive the indemnification, exculpation and reimbursement rights as provided in Section 4.8 above.

Section 5.7 Termination of the Litigation Trust Board. Upon the final resolution of the Trust Causes of Action and the distributions to the Beneficiaries, and the completion of the Litigation Trustee's responsibilities as set forth herein, and the dissolution of the Litigation Trust, the members of the Litigation Trust Board shall be deemed to resign their positions, whereupon they shall be discharged from further duties and responsibilities.

ARTICLE VI
JURISDICTION

Section 6.1 Retention of Jurisdiction. The Court shall retain such jurisdiction as is legally permissible as set forth in this Litigation Trust Agreement, the Plan and in the Confirmation Order, including, but not limited to, jurisdiction to authorize Rule 2004 discovery and to enforce the same under Rule 2005, and to hear and determine disputes arising in connection with the interpretation, implementation, administration or enforcement of the Litigation Trust Agreement.

Section 6.2 Aid and Recognition. The Litigation Trust shall, as needed to effect the terms hereof, request the aid and recognition of any court or judicial, regulatory or administrative body in any nation or state.

Section 6.3 Waiver of Jury Trial. ANY AND ALL RIGHT(S) TO TRIAL BY JURY IS HEREBY WAIVED, AND THERE SHALL BE NO RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS LITIGATION TRUST AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LITIGATION TRUST AGREEMENT, PROVIDED, HOWEVER, THAT NOTHING IN THIS SECTION 6.3 SHALL PREVENT THE LITIGATION TRUSTEE FROM SEEKING A JURY TRIAL FOR ANY OF THE TRUST CAUSES OF ACTION.

ARTICLE VII
TERMINATION

Section 7.1 Termination. The Litigation Trust shall continue for a term of five (5) years after the Effective Date and shall automatically terminate at the end of such term, without prejudice to the rights of the Litigation Trustee or Litigation Trust Board to seek Court approval to extend such term for an additional finite term subject to obtaining Court approval of such extension based upon a finding that it is necessary of the Litigation Trust to complete its liquidating purpose, provided that, notwithstanding any such extension, the Litigation Trust remains a "liquidating trust" within the meaning of Treasury Regulations section 301.7701-4(d). The Litigation Trustee shall at all times endeavor to administer the Litigation Trust expeditiously, and in no event shall the Litigation Trustee unduly prolong the duration of the Litigation Trust. Notwithstanding the foregoing, after the termination of the Litigation Trust, the

Litigation Trustee shall have the power to exercise all the powers, authorities and discretions herein conferred solely for the purpose of winding up the affairs of the Litigation Trust. The Litigation Trustee shall retain the books, records and files that shall have been delivered to or created by the Litigation Trustee. At the Litigation Trustee's discretion, all of such records and documents may be destroyed at any time after two (2) years from the date of the termination of the Litigation Trust after providing 30 days' notice of such intent to destroy to the Reorganized Debtors to the extent the Debtors or Reorganized Debtors delivered such records or documents to the Litigation Trust or Litigation Trustee.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Notices. All notices, requests or other communications required or permitted to be made in accordance with this Litigation Trust Agreement shall be in writing and shall be delivered personally or by facsimile transmission or by email; and unless delivered personally, shall also be mailed by first class mail or by overnight delivery service:

If to the Litigation Trustee, at:

[TBD]

with copies to:

[TBD]

If to the Debtors or Reorganized Debtors, at:

Blue Earth, Inc.
235 Pine Street, Suite 1100
San Francisco, California 94104
Attn: [ ]

with copies to:

D. Jason Davis (Litigation Trust Board Member), at:

Email: Jason@J2LV.com
Attn: [D. Jason Davis]

Notices sent out by facsimile transmission shall be deemed delivered when actually received, and notices sent by first-class mail shall be deemed delivered three (3) Business Days after mailing and notices sent by overnight delivery service shall be deemed delivered the next Business Day after mailing.

Section 8.2 Effectiveness. This Litigation Trust Agreement shall become effective on the Effective Date.

Section 8.3 Investment Company Act. The Litigation Trust is organized as a

liquidating entity in the process of liquidation, and therefore should not be considered, and the Litigation Trust does not and will not hold itself out as, an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act.

Section 8.4 Taxation. For United States federal income tax purposes, it is intended that the Litigation Trust be classified as a liquidating trust under Treasury Regulations section 301.7701-4 and as a grantor trust subject to the provisions of Subchapter J, Subpart E of the Code that is owned by its beneficiaries as grantors. Accordingly, the parties hereto intend that, for United States federal income tax purposes, the Beneficiaries be treated as if they had received a distribution of undivided interests in the Litigation Trust Assets in exchange for their Allowed Claims and then contributed such interests in the Litigation Trust Assets to the Litigation Trust. In addition, the Litigation Trust will file tax returns as a grantor trust pursuant to Treasury Regulations section 1.671-4(a). Accordingly, the Beneficiaries will be treated for federal income tax purposes as the grantors and deemed owners of their respective shares of the Litigation Trust Assets and any income or earnings thereon as of the date of the transfer of such Litigation Trust Assets to the Litigation Trust. The Litigation Trustee will allocate to each holder its share of each item of income, gain, deduction, loss and credit recognized by the Litigation Trust (including interest or dividend income earned on bank accounts and other investments) using any reasonable allocation method. The Disputed Reserve will be treated as a "disputed ownership fund" within the meaning of Treasury Regulations section 1.468B-9(b)(1), as determined by the Litigation Trustee in its reasonable discretion. Any income or earnings on the Litigation Trust Assets allocated to such a Disputed Reserve will be taxed accordingly. The Litigation Trustee will act as the "administrator" of such disputed ownership funds within the meaning of Treasury Regulations section 1.468B-9(b)(2).

Section 8.5 Counterparts. This Litigation Trust Agreement may be executed in one or more counterparts (via facsimile or otherwise), each of which shall be deemed an original but which together shall constitute but one and the same instrument.

Section 8.6 Governing Law. This Litigation Trust Agreement shall be governed by, construed under and interpreted in accordance with the laws of the State of California, including all matters of construction, validity and performance, and without taking into consideration the conflict of laws provisions of such state.

Section 8.7 Headings. Sections, subheadings and other headings used in this Litigation Trust Agreement are for convenience only and shall not affect the construction of this Litigation Trust Agreement.

Section 8.8 Interpretative Provisions.

(a) All references to the plural herein shall also mean the singular and to the singular shall also mean the plural unless the context otherwise requires.

(b) All references to the Debtors, the Reorganized Debtors and the Litigation Trustee pursuant to the definitions set forth in the recitals hereto, or to any other Person herein, shall include their respective successors and assigns.

(c) The words "hereof", "herein", "hereunder", "this Trust Litigation Agreement" and words of similar import when used in this Litigation Trust Agreement shall refer to this Litigation Trust Agreement as a whole and not any particular provision of this Litigation Trust Agreement and as this Litigation Trust Agreement now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

(d) The word "including" when used in this Litigation Trust Agreement shall mean "including, without limitation".

Section 8.9 Severability. Any provision of this Litigation Trust Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions of this Litigation Trust Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable any such provision in any other jurisdiction.

Section 8.10 Amendments. This Litigation Trust Agreement may be amended from time to time by written instrument executed by the Litigation Trust Board and upon notice to the Beneficiaries, provided that (i) the Litigation Trust Board shall have reasonably determined in good faith that such amendment is in the best interests of the Beneficiaries and (ii) any amendment of this Litigation Trust Agreement that adversely affects the rights or obligations, or increases the burdens hereunder, of the Reorganized Debtors shall require the written consent of the Reorganized Debtors, and must be approved by the Court. Notwithstanding this Section 8.10, any amendments to this Litigation Trust Agreement shall not be inconsistent with the purpose and intention of the Litigation Trust to liquidate in an orderly manner the Litigation Trust Assets in accordance with Treasury Regulations section 301.7701-4(d). In the event that the Litigation Trust shall fail or cease to qualify as a liquidating trust in accordance with Treasury Regulations section 301.7701-4(d), this Litigation Trust Agreement may be amended by the Litigation Trustee to the extent necessary for the Litigation Trustee to take such action as it shall deem appropriate to have the Litigation Trust classified as a partnership for federal tax purposes under Treasury Regulations section 301.7701-3 (but not a publicly traded partnership under section 7704 of the Internal Revenue Code).

Section 8.11 Non-transferability of Beneficial Interests; Interests Beneficial Only; No Voting Rights; Successors.

(a) All interests of the Beneficiaries of this Litigation Trust shall be uncertificated and non-transferable, except upon the death of a Beneficiary that is a natural Person or by operation of law.

(b) The rights to a beneficial interest hereunder shall not entitle any Beneficiary to (i) any title in or to the Litigation Trust Assets as such (which title is vested in the Litigation Trustee) or to any right to call for a partition or division of the Litigation Trust Assets or to require an accounting, except for tax purposes pursuant to treatment as a "liquidating trust" within the meaning of Treasury Regulations section 301.7701-4(d), or (ii) any voting rights with respect to the administration of the Litigation Trust and the actions of the Litigation Trustee in connection therewith.

(c) This Litigation Trust Agreement shall bind and inure to the benefit of the

parties hereto and their respective successors and permitted assigns hereunder.

Section 8.12 Binding Effect; No Third Party Beneficiaries. This Litigation Trust Agreement shall be binding upon and inure to the benefit of each of the parties hereto and, additionally, shall inure to the benefit of the Litigation Trust Board and its successors and assigns and the Beneficiaries and each of their respective successors and assigns and, except as provided hereunder, nothing herein is intended or shall be construed to give any other Person any right, remedy or claim under, to or in respect of this Litigation Trust Agreement, the Litigation Trust Assets or the Litigation Trust or any part thereof.

Section 8.13 No Suits by Beneficiaries and Claimholder. No Beneficiary or holder of a Claim shall have any right by virtue of any provision of this Litigation Trust Agreement to institute any action or proceeding in law or in equity against any party other than the Litigation Trustee or Litigation Trust Board Members on or under or with respect to the Litigation Trust Assets.

Section 8.14 Irrevocability. The Litigation Trust is irrevocable, but is subject to amendment as provided for herein.

Section 8.15 Trust Continuance. The death, dissolution, resignation, incompetency or removal of the Litigation Trustee shall not operate to terminate the Litigation Trust created by this Litigation Trust Agreement or to revoke any existing agency created under the terms of this Litigation Trust Agreement or invalidate any action theretofore taken by the Litigation Trustee. In the event of the resignation or removal of the Litigation Trustee, the Litigation Trustee shall promptly (i) execute and deliver such documents, instruments and other writings as may be requested by the Court or reasonably requested by a successor Litigation Trustee to effect the termination of the Litigation Trustee's capacity under this Litigation Trust Agreement and the conveyance of the Litigation Trust Assets then held by the Litigation Trustee to the successor, (ii) deliver to the Court or the successor Litigation Trustee all documents, instruments, records and other writings related to the Litigation Trust as may be in the possession of the Litigation Trustee and (iii) otherwise assist and cooperate in effecting the assumption of its obligations and functions by such successor Litigation Trustee.

IN WITNESS WHEREOF, the parties have executed this Litigation Trust Agreement as of the date first above written.

[INSERT SIGNATURE BLOCKS FOR DEBTORS AND LITIGATION TRUSTEE]

EXHIBIT E

(List of officers for Reorganized Blue Earth)

EXHIBIT E

(List of officers for Reorganized Blue Earth)

- Richard L. Jackson – Director and Chairman of the Board
- G. Robert Powell – President
- Doug Kline – Treasurer
- Dennis Stockwell - Secretary

EXHIBIT F

RELEASE AGREEMENT

THIS RELEASE AGREEMENT (this "Agreement") is made and entered into effective as of the Effective Date, by and between the Debtors, Laird Q. Cagan ("Cagan"), and Jackson Investment Group, LLC ("JIG"). All parties shall be referred to collectively hereafter as the "Parties." Capitalized terms used and not otherwise defined shall have the meanings set forth in the Plan. For and in consideration of the mutual covenants contained herein and the Plan, and other good and valuable consideration, the Parties agree and covenant as follows:

1. Cagan Claim. On May 23, 2016, Cagan filed proof of claim number 23 ("Claim 23") in the Blue Earth bankruptcy case, Case No. 16-30296 (DM), asserting secured and unsecured claims for monies loaned and collateral related thereto (the "Loan"), indemnification and access to certain insurance policies. Regarding the Loan, Debtors previously made a $750,000 payment to Cagan on or about February 26, 2013, and a $100,000 payment to Cagan on or about October 29, 2015 (collectively the "Payments").

2. Blue Earth Release of Cagan. Conditioned upon and subject to the Effective Date, Blue Earth grants limited releases (collectively, the "Limited Release") of: (a) all of its remedies under chapter 5 of the Bankruptcy Code (the "Avoidance Remedies") and under all other theories against Cagan and/or his affiliates to recover the Payments; and (b) all remedies against Cagan and/or his affiliates to re-characterize the Loan as equity and to avoid the security interest granted Cagan pursuant to the Loan.

3. Preservation of Claims and Defenses. Excepting the remedies released in the Limited Release, the Debtors preserve all Debtors' claims and causes of action against Cagan and all rights to recover under any theories of relief against Cagan, and such preserved claims and causes of action include but are not limited to all the potential claims and causes of action disclosed in the Debtors' Disclosure Statement (Dated: June 13, 2016) and Plan (Dated: July 20, 2016), and all the claims for relief and causes of action disclosed in the confidential settlement letter from the Committee's Special Investigation counsel, Mr. Thomas Hannan to Mr. Ori Katz, Mr. Cagan's counsel, dated July 1, 2016 (including the draft complaint attached thereto), and all claims and causes of action (including, but not limited to, avoidance claims or causes of actions) to recover any warrants, shares and/or or other transfers of anything of value to Mr. Cagan during all applicable time periods, including but not limited to any stock warrants or anything of value conveyed that may be related to the Loan. Collectively all preserved claims described above are hereafter referred to as the "Preserved Claims". The Debtors and the successor, the Litigation Trust is authorized to subsequently bring the Preserved Claims nothwithstanding confirmation of the Plan (Dated: July 20, 2016), and/or any other pleading or action taken by the Debtors and/or the Committee prior to the Effective Date. All of Cagan's defenses are fully preserved with respect to any claims and causes of action against him, except Cagan may not assert as a defense any offset of setoff based on the Loan.

4. Cagan Release of the Debtors, their Affiliates and JIG. Conditioned upon and subject to the Effective Date, Cagan acknowledges full accord, satisfaction, and settlement of any and all claims of damage, demands, rights, actions, and causes of action, of whatever kind and nature, against the Debtors, their Affiliates, and JIG regarding the Loan, and, subject to the terms and

conditions set forth in this Agreement, does hereby remise, release, acquit and forever discharge Debtors, their Affiliates, and JIG, and all their past, present and future successors, assigns, agents, employees, representatives, members, investors and attorneys of and from any and all claims, charges, losses, expenses, fees, demands, rights, damages, actions, and causes of action, debts, warranties, contracts, covenants, responsibilities, suits and judgment, in law or in equity, of any kind and nature, which he has or may have or may claim to have from the beginning of time up to and including the present date, and the consequences thereof, whether known or unknown, whether foreseen or unforeseen, relating to the Loan. Cagan authorizes the Debtors and their Affiliates to file applicable lien and security interest release documents relating to the Loan.

5. JIG Payment to Cagan on Account of Cagan Claim. On the Effective Date, Cagan shall receive the amount of $550,000 funded by JIG to and for the benefit of Cagan on account of the Loan, with such payment to be delivered by wire transfer of immediately available funds pursuant to the wire instructions provided by Cagan or his counsel.

6. Additional Provisions. This Agreement shall not be considered or deemed an admission of liability; contains the entire agreement as to the matters specified herein; is freely and voluntarily given by each of the Parties; shall be governed by and construed pursuant to the laws of the State of California, without regard to its principles of conflicts of laws; is non-severable; is binding on successors and assigns; can only be amended or modified by a written agreement duly executed by all of the Parties; is signed with authority to enter into this Agreement; and may be executed in multiple counterparts, and each counterpart shall be considered an original.

IN WITNESS THEREOF, the undersigned Parties have executed this Agreement under seal.

Blue Earth, Inc.

By:____________________
Name: G. Robert Powell
Title: Chief Executive Officer
Date: July 20, 2016

Blue Earth Tech, Inc.

By:____________________
Name: G. Robert Powell
Title: President
Date: July 20, 2016

Jackson Investment Group, LLC

By:____________________
Name: Richard L. Jackson
Title: Chief Executive Officer
Date: July 20, 2016

____
Laird Q. Cagan
Date: July 20, 2016

conditions set forth in this Agreement, does hereby remise, release, acquit and forever discharge Debtors, their Affiliates, and JIG, and all their past, present and future successors, assigns, agents, employees, representatives, members, investors and attorneys of and from any and all claims, charges, losses, expenses, fees, demands, rights, damages, actions, and causes of action, debts, warranties, contracts, covenants, responsibilities, suits and judgment, in law or in equity, of any kind and nature, which he has or may have or may claim to have from the beginning of time up to and including the present date, and the consequences thereof, whether known or unknown, whether foreseen or unforeseen, relating to the Loan. Cagan authorizes the Debtors and their Affiliates to file applicable lien and security interest release documents relating to the Loan.

5. JIG Payment to Cagan on Account of Cagan Claim. On the Effective Date, Cagan shall receive the amount of $550,000 funded by JIG to and for the benefit of Cagan on account of the Loan, with such payment to be delivered by wire transfer of immediately available funds pursuant to the wire instructions provided by Cagan or his counsel.

6. Additional Provisions. This Agreement shall not be considered or deemed an admission of liability; contains the entire agreement as to the matters specified herein; is freely and voluntarily given by each of the Parties; shall be governed by and construed pursuant to the laws of the State of California, without regard to its principles of conflicts of laws; is non-severable; is binding on successors and assigns; can only be amended or modified by a written agreement duly executed by all of the Parties; is signed with authority to enter into this Agreement; and may be executed in multiple counterparts, and each counterpart shall be considered an original.

IN WITNESS THEREOF, the undersigned Parties have executed this Agreement under seal.

Blue Earth, Inc.

By:____________________________
Name: G. Robert Powell
Title: Chief Executive Officer
Date: July 20, 2016

____
Laird Q. Cagan
Date: July 20, 2016

Blue Earth Tech, Inc.

By:____________________________
Name: G. Robert Powell
Title: President
Date: July 20, 2016

Jackson Investment Group, LLC

By:____________________________
Name: Richard L. Jackson
Title: Chief Executive Officer
Date: July 20, 2016

conditions set forth in this Agreement, does hereby remise, release, acquit and forever discharge Debtors, their Affiliates, and JIG, and all their past, present and future successors, assigns, agents, employees, representatives, members, investors and attorneys of and from any and all claims, charges, losses, expenses, fees, demands, rights, damages, actions, and causes of action, debts, warranties, contracts, covenants, responsibilities, suits and judgment, in law or in equity, of any kind and nature, which he has or may have or may claim to have from the beginning of time up to and including the present date, and the consequences thereof, whether known or unknown, whether foreseen or unforeseen, relating to the Loan. Cagan authorizes the Debtors and their Affiliates to file applicable lien and security interest release documents relating to the Loan.

5. JIG Payment to Cagan on Account of Cagan Claim. On the Effective Date, Cagan shall receive the amount of $550,000 funded by JIG to and for the benefit of Cagan on account of the Loan, with such payment to be delivered by wire transfer of immediately available funds pursuant to the wire instructions provided by Cagan or his counsel.

6. Additional Provisions. This Agreement shall not be considered or deemed an admission of liability; contains the entire agreement as to the matters specified herein; is freely and voluntarily given by each of the Parties; shall be governed by and construed pursuant to the laws of the State of California, without regard to its principles of conflicts of laws; is non-severable; is binding on successors and assigns; can only be amended or modified by a written agreement duly executed by all of the Parties; is signed with authority to enter into this Agreement; and may be executed in multiple counterparts, and each counterpart shall be considered an original.

IN WITNESS THEREOF, the undersigned Parties have executed this Agreement under seal.

Blue Earth, Inc.

By:____________________
Name: G. Robert Powell
Title: Chief Executive Officer
Date: July 20, 2016

Blue Earth Tech, Inc.

By:____________________
Name: G. Robert Powell
Title: President
Date: July 20, 2016

____
Laird Q. Cagan
Date: July 20, 2016

Jackson Investment Group, LLC

By: [signature]
Name: Richard L. Jackson
Title: Chief Executive Officer
Date: July 20, 2016